Form 20-F
period 2003-03-31
SECUREVIEW SYSTEMS INC/CAN
filed 2003-10-10
CIK 1105284

United States

Securities and Exchange Commission

Washington, D.C.  20549

FORM 20-F

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

[X]

ANNUAL REPORT PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended March 31, 2003.

……………………….…………………...…………………………………………………

OR

[ ]

TRANSITION REPORT PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ……….………………………………………….……………………...…………………

Commission File Number:   0-30520

SECUREVIEW SYSTEMS INC.

________________________________________________________________________

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

828 West 7th Ave., Vancouver, British Columbia, Canada, V5Z 1C1

(Address of principal executive offices)

_________

Securities to be registered pursuant to Section 12(b) of the Act.

None.

Securities to be registered pursuant to Section 12(g) of the Act.

Common shares without par value.

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

13,795,642 common shares (as at March 31, 2003)

13,795,642 common shares (as at September 30, 2003)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes:

   X   .

No:

           .

Indicate by checkmark which financial statement item the registrant has elected to follow:

Item 17:     X   .

Item 18:          .

__________

FORM 20-F INDEX

Item

    Page No.

GLOSSARY

1

FORWARD LOOKING STATEMENTS

4

PART I

4

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND

   ADVISERS

4

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

4

A.

Offer Statistics

4

B.

Method and Expected Timetable

5

ITEM 3 – KEY INFORMATION

5

A.

Selected Financial Information

5

Exchange Rates

6

B.

Capitalization and Indebtedness

7

C.

Reasons for the Offer and Use of Proceeds

7

D.

Risk Factors

7

ITEM 4 – INFORMATION ON THE COMPANY

10

A.

History and Development of the Company

10

B.

Business Overview

11

Cash Resources and Liquidity

13

Stated Business Objectives

14

Principal Products

14

C.

Organizational Structure

14

D.

Property, Plants and Equipment

15

Office Space

15

Mineral Property

15

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

19

A.

U.S. and Canadian GAAP differences

19

B.

The Company

19

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

24

A.

Directors and Senior Management

24

Aggregate Ownership of Securities

26

Other Reporting Issuers

26

Individual Bankruptcies

26

Conflicts of Interest

27

Other Information

27

B.

Compensation

28

The Company’s Executive Compensation

28

Compensation of the Company’s Directors

31

Management Contracts

32

C.

Board Practices

32

D.

Employees

32

E.

Share Ownership

32

Directors and Officers

32

Public and Insider Ownership

33

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

33

A.

Major Shareholders

33

B.

Acquisition of Lute Linux.com Corp.

34

C.

Proposed Arrangement with TNR Resources Ltd.

35

D.

Related Party Transactions

35

E.

Interests of Experts and Counsel

35

ITEM 8 – FINANCIAL INFORMATION

35

A.

Consolidated Statements and other Financial Information

35

B.

Significant Changes

36

ITEM 9 – THE OFFERING AND LISTING

36

A.

Offer and Listing Details

36

B.

Plan of Distribution

37

C.

Markets

37

D.

Selling Shareholders

37

E.

Dilution

37

F.

Expenses of the Issue

37

ITEM 10 – ADDITIONAL INFORMATION

38

A.

Share Capital

38

B.

Memorandum and Articles of Association

38

Disclosure of Interest of Directors or Officers

38

Shareholdings of Directors

39

Rights, Preferences and Restrictions attaching to each class of shares

39

Changing the Rights of Holders of the Company’s Stock

39

Annual General Meetings and Extraordinary General Meetings

40

       Annual General Meeting

40

       Notice

40

       Quorum

40

Limitations on the rights to own securities

40

C.

Material Contracts

40

D.

Exchange Controls

42

E.

Taxation

43

F.

Dividends and Paying Agents

45

G.

Statement by Experts

45

H.

Documents on Display

45

I.

Subsidiary Information

45

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT

   MARKET RISK

45

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY

   SECURITIES

45

A.

Debt Securities

45

B.

Warrants and Rights

46

C.

Other Securities

46

D.

American Depositary Shares

46

PART II

46

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

46

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

   HOLDERS AND USE OF PROCEEDS

46

ITEM 15 – CONTROLS AND PROCEDURES

46

A.

Evaluation of Disclosure Controls and Procedures

46

B.

Change in Internal Controls

47

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT

47

ITEM 16B – CODE OF ETHICS

47

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

48

A.

Audit Fees

48

B.

Audit Related Fees

48

C.

Tax Fees

48

D.

All Other Fees

48

ITEM 17 – FINANCIAL STATEMENTS

48

ITEM 18 – FINANCIAL STATEMENTS

49

ITEM 19 – EXHIBITS

49

(A)

Financial Statements

49

(B)

Exhibits

50

SIGNATURES

65

GLOSSARY

Unless other stated, in this Annual Report the following terms shall have the following meanings:

Carbonaceous

Containing a high content of carbon dioxide

Chalcopyrite

A sulphide of copper and iron.

Chlorite, Chloritic

Hydrated silicate of aluminum, iron and magnesium.

Eagle Bay Assemblage or Formation

A sequence of ten subunits ranging in age from Lower Cambrian and/or Hadrynian to Mississippian. Generally metamorphic in character, with some intercalated sedimentary layers, each subunit is defined by a dominant rock composition as well as its stratigraphic location. The subunit, of Devonian age, which hosts the Harper Creek deposit, is described as:

“light grey to medium greenish grey sericite-quartz phyllite and sericite-chlorite-quartz phyllite derived from felsic to intermediate volcanic and vocaniclastic rocks, including pyritic, felspathic and coarsely fragmental varieties; lesser amounts of dark grey phyllite and siltstone, green chloritic phyllite, sericitic quartzite and pyritic chert”

Gneiss

Medium to coarse-grained rock having gneissic fabric, i.e., it “splits generally along mica or hornblende layers, into plates and angular blocks, a few centimeters to tens of centimeters in thickness.

Granite

A granular igneous rock composed chiefly of feldspar and quartz.

Granitic Orthogneiss

A gneiss that has been derived from granitic rocks

Kuroko

The Kuroko deposits consist of intimately mixed zinc, galena, and barite, associated with large masses of pyrite.

Late Devonian

A period in geologic time represented by the Frasnian and the Famennian ages that span between 360,000,000 and 374,000,000 years ago.

Metamorphic Rocks

Any rocks which has been altered by heat or intense pressure, causing new minerals to be formed and new structures in the rock.

Metasedimentary Rocks

Partly metamorphosed sedimentary rocks.

Metavolcanic Rocks

Partly metamorphosed volcanic rocks.

Mineralized Material

A mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration.  Such a deposit does not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.

Net Smelter Return

The net amount from the smelter or sale of the ore after payment of all freight charges form the shipping point to the smelter or other place of sale, and after all other proper treatment or other charges of such smelter or other place of sale have been deducted, but without any other deduction whatsoever.

Paleozoic

One of the eras of geologic time that span between 220,000,000 and 600,000,000 years ago.  It comprises the Cambrian, Ordovician, Silurian, Devonian, Mississippian, Pennsylvanian, and Permian periods.

Phyllite

An argillaceous rock intermediate in metamorphic grade between slate and schist.

Pre-feasibility Study

A preliminary engineering study used to develop estimates of amounts of the mineralized materials, metallurgical recoveries and project economics, which are based on many assumptions.

Pyrite

A brass-yellow sulphide of iron..

Pyrrhotite

Magnetic pyrite.  Iron sulphide, a little darker than pyrites which is another form of iron sulfide.

Quartzites

A quartz rock derived from sandstone, composed dominantly of quartz.

Schist

A crystalline rock that can be readily split or cleaved because of having a foliated or parallel structure, generally secondary and developed by shearing and recrystallization under pressure.

Sedimentary Rocks

Rocks formed of sediment, especially (1) clastic rocks, as conglomerate, sandstone, and shales, formed of fragments of other rocks transported from their sources and deposited in water, or (2) rocks formed by precipitation from solutions, as rock salt and gypsum, or from secretions of organisms, as most limestone.

Sericite

Potash mica mineral.

Volcanic Rocks

Rocks of volcanic origin.

FORWARD LOOKING STATEMENTS

Secureview Systems Inc. (the “Company”) cautions readers that certain important factors (including, without limitation, those set forth in this Form 20-F) may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F annual report (the “Annual Report”), or that are otherwise made by or on behalf of the Company.  For this purpose any statements contained in this Annual Report that are not statements of historical fact may be deemed to be forward-looking statements.  Without limiting the generality of the foregoing, words such as “may,” “except,” believe,” anticipate,” “intend,” “could,” estimate” or “continue,” or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.  In this Annual Report, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  See “Key Information – Selected Financial Data – Exchange Rates” for applicable exchange rates.

PART 1

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

The following is a list of the directors and executive officers of the Company:

•

Gary Schellenberg

- President/CEO/Director appointed in Dec. 1997 (1)

•

Paul P.L. Chung

- Director appointed Feb. 1998 (2)

•

Eileen Browne

- Secretary appointed March 1998 (3)

•

Bruce Lock

- Director appointed September 27, 1999 (4)

•

Heather Schellenberg

- Chief Financial Officer appointed Jan. 18, 2002 (5)

Notes:
(1)	Mr. Gary Schellenberg resigned as the President and CEO of the Company on August 29, 2003 and Mr. Donald L. Perks was appointed as the President the same day.
(2)

Mr. Paul Chung did not stand for re-election as a director at the Company’s annual general meeting held on September 17, 2003 and Ms. Cindy Perks was nominated and appointed as a director in Mr. Chung’s place.

(3)	Ms. Eileen Browne did not stand for re-appointment as a Secretary of the Company and Mrs. Anna Marie Cain was appointed as the Secretary of the Company on September 17, 2003.
(4)

Mr. Bruce Lock did not stand for re-election as a director at the Company's annual general meeting held on September 17, 2003 and Mr. Jim Chapman was nominated and appointed as a director in Mr. Lock's place.

(5)

Mrs. Heather Schellenberg resigned as the CFO of the Company on March 1, 2003 and Mrs. Anna Marie Cain was appointed as the CFO on August 29, 2003.  In addition, Mrs. Cain was nominated and appointed as a director at the Company's annual general meeting held on September 17, 2003.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

A.

Offer Statistics

This Annual Report does not relate to any offering of the Company’s shares.  Therefore, this section is not applicable to the Company.

B.

Method and Expected Timetable

This Annual Report does not relate to any offering of the Company’s shares.  Therefore, this section is not applicable to the Company.

ITEM 3 – KEY INFORMATION

A.

Selected Financial Information

The following summarizes certain selected financial information with respect to the Company and is qualified in its entirety by reference to the consolidated financial statements of the Company and the Notes thereto; a copy of which is attached to this Annual Report:

		Year Ended 31 Mar 2003	Year Ended 31 Mar 2002	Year Ended 31 Mar 2001	Year Ended 31 Mar 2000	Year Ended 31 Mar 99
Net Sales	$		$-	$-	$-	$-
Net Loss From Continuing Operations
Canadian GAAP		$(122,563)	(956,378)	(850,164)	(359,621)	(519,778)
Less Exploration Costs		$-	-	-	1,000	9,598
Deferred property costs written-off under Canadian GAAP		$-	-	469,467	-	-
U.S. GAAP		$(122,563)	(956,378)	(380,697)	(360,621)	(529,376)
Net Loss From Continuing Operations per Share
Canadian GAAP (1)		$0.01	0.16	0.45	0.32	0.20
U.S. GAAP		$0.01	0.17	0.26	0.33	0.21
Assets
Canadian GAAP		$1	1	1	469,468	(468,468)
Less Exploration Costs		(1)	(1)	(1)	(469,468)	(468,468)
U.S. GAAP		$-	-	-	-	-
Long Term Obligations
Convertible debentures – Long-Term		$-	-	-	-	-
Cash Dividends Per Common Share		$-	-	-	-	-
Weighted Average Common Shares Outstanding
Canadian GAAP		$13,795,642	5,808,510	1,486,313	1,109,381	509,121
Adjustment for Escrow Shares		$(12,335)	(12,335)	(12,335)	(12,335)	(12,335)
U.S. GAAP		$13,783,307	5,796,175	1,473,978	1,097,046	496,786

Notes:

Refer to Item 5

Managements’ Discussions and Analysis of Financial Conditions and Results of Operations for comparability of financial results. See also note 13 for reconciliation of differences between United States and Canada financial results due to differences between United States and Canadian generally accepted accounting principles.

(1)

Net Loss per share is calculated based on the weighted average number of shares outstanding during the year.  Fully diluted loss per share has not been disclosed as it is anti-dilutive under US GAAP.

Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.  Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar.  The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the period) and the end of the period rates for Canadian dollars, expressed in U.S. dollars, from April 1, 1999 to March 31, 2003, based on the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, were as follows:

U.S. Dollars per $1.00 (CDN.)

Year ended March 31, 2003

	2003	2002	2001	2000	1999
High	.6822	.6618	.6696	.6738	.6891
Low	.6252	.6207	.6367	.6417	.6428
Average	.6473	.6409	.6542	.6967	.6643
End of Period	.6805	.6326	.6367	.6669	.6682

	Sept. 30, 2003	August 2003	July 2003	June 2003	May 2003	April 2003	March 2003
High		.7228	.7481	.7492	.7437	.6975	.6822
Low		.7092	.7085	.7263	.7032	.6737	.6709
	.7404

Conversion Table

For ease of reference the following conversion factors are provided:

1 mile = 1.6093 kilometres	1 metric ton = 2,205 pounds
1 foot - 0.305 metres	1 troy ounce = 31.103 grams
1 acre = 0.4047 hectare	1 imperial gallon = 4.546 litres
1 long ton = 2,240 pounds	1 imperial gallon = 1.2010 U.S. gallons

B.

Capitalization and Indebtedness

This is an Annual Report, and therefore, this information is not applicable.

C.

Reasons for the Offer and Use of Proceeds

This is an Annual Report does not relate to any offering of the Company’s shares.  Therefore, this section is not applicable to the Company.

D.

Risk Factors

The following risk factors are those concerned with the business of the Company.

Lack of Business History and Profitability of Operations

The Harper Creek Property is in the exploration stage but does not have an operating history.  As a result, there can be no assurance that the Company will be able to develop and operate the property profitably, or that its activities will generate positive cash flow.

Exploration for minerals is a speculative business involving some substantial risk.  There is no certainty that the expenditures to be made by the Company on the Harper Creek Property will result in discoveries of commercial quantities of ore.  Hazards such as unusual or unexpected formations and other conditions are involved.  Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the operation of mines and the conduct of exploration programs.

The Company is not currently operating profitably and it should be anticipated that it will operate at a loss at least until such time as production is achieved, if production is, in fact, ever achieved.  The Company has never earned a significant profit.

Uncertainty of the Marketability of any Natural Resources potentially discovered by the Company

The marketability of natural resources which may be acquired or discovered by the Company is uncertain and will be affected by numerous factors beyond the control of the Company.  These factors include market fluctuations, the proximity and capacity of natural resources markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted.

Currency/Exchange Rate Risk

The Company anticipates most of the revenue to be earned in U.S. dollars; however, the majority of costs are expected to be incurred and paid in Canadian dollars.  Exchange rate fluctuations could have an adverse effect on the Company’s financial position.

Dependence on Key Management

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management.  The loss of services of any of its Management could have a material adverse effect on the Company.  The Company does not maintain key man insurance on any of its management.  The Company does not have any employment or labor agreements with any personnel or key employees as at the date of the filing of this Annual Report.

The Company is subject to Government Regulations and Environmental Matters

The Company’s activities are subject to extensive federal, provincial and local laws and regulations controlling not only the mining of and exploration for mineral properties, but also the possible effects of such activities upon the environment.  Permits from a variety of regulatory authorities are required for many aspects of mine and mill operation and reclamation (see “Environmental Regulations” under “Item 4 – Information on the Company – Property, plants and equipment”).  Future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in the development of the Company’s property, the extent of which cannot be predicted.  In the context of environmental permitting, the Company must comply with known standards, existing laws and regulations which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority.  While it is possible that the costs and delays associated with the compliance of such laws, regulations and permits could become such that the Company would not proceed with the development or operations of a mine, the Company is not aware of any material environmental constraint affecting it that would preclude the economic development or operation of the Company’s property.

Uncertainty of Title to the Company’s Property

The Harper Creek Property may be subject to native land claims, and title may be affected by undetected defects.  No investigation has been made of the original application for filing, the location of boundaries of the property or of the existence of any interests in the property other than what may be noted in the offices of the Mining Recorder in the particular jurisdiction.  At present, there are no native land claims that the company is aware of that may affect the title to the Harper Creek Property.  However, this does not preclude the possibility of future land claims from natives.  If such an occasion arises, then the tenure of the claims will be in doubt and the Company will be unable to conduct any exploration work until the claim is settled, which could take a number of years.

Factors Affecting the Marketability of any Minerals Produced by the Company

The marketability of natural resources which may be acquired or discovered by the Company is uncertain and will be affected by numerous factors beyond the control of the Company.  These factors include market fluctuations, the proximity and capacity of natural resources markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted.

Risk of “Penny Stock”

The Company’s common shares may be deemed to be “penny stock” as that term is defined in Regulation Section “240.3a51-1” of the Securities and Exchange Commission (the “SEC”).  Penny stocks are stocks: (a) with a price of less than U.S. $5.00 per share; (b) that are not traded on a “recognized” national exchange; (c) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ - where listed stocks must still meet requirement (a) above); or (d) in issuers with net tangible assets of less than U.S. $2,000,000 (if the issuer has been in continuous operation for at least three years) or U.S. $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than U.S. $6,000,000 for the last three years.

Section “15(g)” of the United States Securities Exchange Act of 1934, as amended, and Regulation Section “240.15g(c)2” of the SEC require broker dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor’s account.  Potential investors in the Company’s common shares are urged to obtain and read such disclosure carefully before purchasing any common shares that are deemed to be “penny stock.”.

Moreover, Regulation Section “240.15g-9” of the SEC requires broker dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor.  This procedure requires the broker dealer to: (a) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (b) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (c) provide the investor with a written statement setting forth the basis on which the broker dealer made the determination in (ii) above; and (d) receive a signed and dated copy of such statement from the investor confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives.  Compliance with these requirements may make it more difficult for investors in the Company’s common shares to resell their common shares to third parties or to otherwise dispose of them.

ITEM 4 – INFORMATION ON THE COMPANY

A.

History and Development of the Company

Incorporation

The Company was incorporated on September 18, 1985, under the laws of the Province of British Columbia under the name of Canadian Comstock Exploration Ltd. with an authorized share capital of 20,000,000 shares without par value.  The Company changed its name on June 7, 1995 to American Comstock Exploration Ltd. in connection with a consolidation of its share capital on a one for four basis.  The company changed its name again on February 4, 1998 to “International Comstock Exploration Ltd.” in connection with a consolidation of its share capital on a one for five basis.  The company changed its name again on October 2, 2001 to “Secureview Systems Inc.” in connection with a consolidation of its share capital on a one for five basis.  In addition, the Company increased its authorized share capital to 100,000,000 shares without par value on October 2, 2001.

Corporate Information

The Company’s business address and executive offices are located at 828 West 7th Ave., Vancouver, British Columbia, V5Z 1C1.  The Company’s telephone number is (604) 688-6933 and the Company’s fax number is (604) 688-6944.  The Company’s agent for service in Canada is Devlin Jensen, Barristers & Solicitors, who are located at Suite 2550, 555 West Hastings Street, Vancouver, British Columbia, V6B 4N5, and who can be contacted at (604) 684-2550 or via facsimile at (604) 684-0916.

Harper Creek Property Option Agreement

As at the most recent year end, the Company held a 100% exploratory interest 51 claim units (previously  107 claim units – 56 claim units expired) in the Kamloops Mining Division, British Columbia which comprises the west zone of the Harper Creek Property.  However, as of September 28, 2003, the Company will only hold a 100% exploratory interest in 38 claims units as 13 of the previous 51 claim units will have expired.  The company received a 100% exploratory interest in the mineral rights of the property from MBI Mining Brokers Inc. (“MBI”) in exchange for 100,000 shares of the company in 1996.  The claims are subject to a 2.5% net smelter return royalty (“NSR”).  Should the project advance to the feasibility study stage of development, the original vendor, MBI, has the option of earning back a 50% interest and becoming operator of the joint venture in return for payment to the Issuer of $100,000 and incurring double the expenditures incurred by the Issuer to that date, within the following two years.  The property is without known reserves and is exploratory in nature.

B.

Business Overview

From its incorporation in 1985 until 1999, the Company has been engaged in the business of exploration of natural resource properties.  The Company currently holds a 100% interest in the Hail-Harper Creek property nears Kamloops, B.C.

In early 1999, in the face of an ongoing recession in the natural resource sector, the Company initiated a search for other business opportunities which culminated in May, 1999 the acquisition of the domain name ProSportsPool.com.  In January 2000, the Company entered into an agreement with Internet Sports Network Inc. to develop and maintain a number of internet based games and contest.  Internet Sports Network eventually developed “Fantasy Free for All” software and back end support for Nascar, Formula One, Cart series, Baseball and Hockey contests for ProSportsPool.com

The Company launched the ProSportsool.com website on March 1, 2000 with “Fantasy Free for All” Formula 1 and NASCAR Contests.  The launch of the website was accompanied by a marketing campaign that included print, billboard, and internet-banner advertising.  In March 21, 2000, the Company engaged Iceberg Media.com Inc. to provide three music channels – 1Groove.com, 2Kool4Radio.com and PrimeTicket.net – for the ProSportsPool.com website.  The ProSportsPool.com website added a fantasy baseball contest, and an affiliation with Altavista.com on March 27, 2000.  At the beginning of April 2000, the Company launched its internet hockey contest and announced its inaugural contest winners in its auto-racing contests.  The Company also announced its has become an authorized member of the Cnet.com affiliate network and has formed similar affiliations with Chipshot.com, Wrenchead.com, Quokka.com and America Online.

To increase awareness of the ProSportspool.com website, the Company participated at the G.I. Joe 200 CART race in Portland, Oregon as well as the Toronto and Vancouver Indy races by appearing at a booth at the races signing up contestants and offering prizes to entrants.

On January 15, 2001, due to the closing of Internet Sports Network Inc., which provides the technical architecture and sports data for the ProSportsPool.com’s sports contests, the Company was forced to discontinue its sports-contest site.

As of June 28, 2001, the Company entered into a letter of intent with Argent Resources Ltd., On-Track Computer Training Ltd., On-Track Computer International Ltd. and Lute Linux.com Corp. whereby Argent assigned its right to enter into a share exchange agreement with Lute who has the option to enter into a share exchange agreement with On-Track and On-Track International.  In exchange for the assignment by Argent to the Company of the share exchange agreement entered into between Lute and Argent, the Company will issue 3,600,000 share to Argent and pay to Argent $50,000 to cover legal expenses.  Prior to closing this transaction, the Company will enter into separate share exchange agreements with each of On-Track, On-Track International and Lute.  These share exchange agreements will result in the Company receiving all of the issued and outstanding securities of On-Track, On-Track International and Lute in exchange for common stock of the Company.

As of October 24, 2001, the Company signed a Share Crystallization Agreement with Lute Linux.com Corp. pursuant to the rights to do so as assigned to the Company by Argent Resources Ltd. on June 28, 2001.  The agreement was completed under amended terms, which included the issuance of 2,000,000 shares to Argent instead of 3,600,000 shares and the exchange of Lute share purchase warrants for Company shares at a deemed value of $0.10 US per share, as to Russ Rossi (100,000 shares), RRGS Creative Management Corp. (2,400,000 shares) and Quest Ventures Ltd. (175,000 shares).  The Company did not proceed with similar share purchase agreements with On-Track Computer Training Ltd. and related company On-Track Computer International Ltd. as originally contemplated due to market conditions.  Lute focused its business development on its “Fedcam,” an inexpensive remote monitoring system that allows subscribers to view their target locations via secure website.  The Fedcam was being tested by the Canadian government’s construction branch on its Osoyoos, British Columbia border crossing site into the United States.  However, as of March 31, 2002, the Company ceased funding the Fedcam and the asset was written down to a nominal amount.

As of June 25, 2002, the Company entered into a letter of intent with Estwind Energy, a private power company incorporated in Estonia, whereby the Company intended to acquire all of the issued and outstanding shares of Estwind Energy in exchange for 2,731,728 shares of the Company, which was equivalent to 20% of the currently issued and outstanding common shares of the Company.  Upon completion of the share exchange agreement, Estwind Energy was to become a wholly owned subsidiary of the Company.  However, the Company decided against completing the share exchange agreement as the business of Estwind Energy was deemed to not be profitable.

As of May 30, 2003, the Company entered into a letter of intent with P-CE Computers, Inc., a private Nevada corporation, engaged in the business of developing revolutionary, ergonomic and powerful multimedia-computing environments (workstations).  The Company intended to acquire all of the issued and outstanding shares of P-CE Computers, Inc. in exchange for 2,500,000 shares of the Company, which was equivalent to approximately 18% of the currently issued and outstanding common shares of the Company.  However, the Company decided against completing the share exchange agreement as due diligence indicated that the business of P-CE Computers, Inc. would not be profitable.

As of September 3, 2003, the Company entered into a letter of intent with TNR Resources Ltd. (“TNR”), a public British Columbia, Canada company, to enter into a formal agreement whereby the Company will acquire an option to purchase a 50% working interest in TNR’s Las Carachas Property in Argentina.

The Las Carachas property consists of 10,000 acres located in the Andes mountain range in the northern portion of the San Juan province of Argentina.  Detailed sampling of the property has identified strongly anomalous gold, silver, lead, zinc and copper values.  Three distinct exploration targets have been identified: high grade polymetallic fissure veins, volcanic hosted disseminated mineralization and a porphyry copper/gold system.  Further drill target definition and drilling is contemplated.

According to the letter of intent with TNR, in order for the Company to earn the interest in the Las Carachas property, the Company shall:

(a)

make expenditures on the exploration and/or development of the property in the amount of U.S.$1,000,000 over the four year period following the execution of a formal agreement.  A minimum expenditure of US$100,000 during each year shall be made by the Company, with the Company guaranteeing to spend the first year’s minimum expenditure; and

(b)

issue to TNR a total of 50,000 common shares upon signing the formal agreement and then annually thereafter, commencing on the fist anniversary of the execution of the formal agreement, and continuing for so long as the Company is in the process of earning its interest under the formal agreement.

Upon the Company earning the interest in the Las Carachas property, TNR and the Company will be deemed to have entered into an unincorporated joint venture for the further exploration and development of the property.  TNR will act as operator.  Either party may elect to take a dilution of its interest instead of participation.  The formula for dilution will be a straight line dilution on the base of US$2,000,000 with a party’s interest being diluted to 10% at which time such interest will revert to a 5% net profits interest.  TNR shall provide the necessary management for the project during the period the formal agreement is in effect.

Cash Resources and Liquidity

As of March 31, 2003, the Company had approximately $312 in cash and a working capital deficiency of approximately $435,546.

Stated Business Objectives

The prices of precious and base metals have experienced volatile and significant price movements over short periods of time and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increases in production due to improved mining and production methods.  The supply of and demand for precious and base metals are affected by various factors including political events, economic conditions and production costs in major mineral producing regions.  Therefore, the viability of the Harper Creek property depends largely on metal prices reaching above $1.08 US/lb copper, and $456 US/oz gold.  Current management feels that metal prices will probably not increase in such appreciable amounts in the near future and have decided to curtail further exploration on the property until metal prices rebound to a suitable level.

The Company has considered business opportunities outside of the mineral exploration sector, including oil & gas, e-commerce, and energy opportunities, however, the Company has decided to remain in the mineral exploration business.

As of March 31, 2002, the Company ceased funding the Fedcam project and the asset was written down to a nominal amount.

The Company intends on exploring its newly acquired Las Carachas project and to continue to look for additional mineral projects that will enhance shareholder value.

Principal Products

Harper Creek deposit contains a geological mineralization of 53.5 million tonnes grading 0.42% copper, 0.047 g/t gold, and 2.6 g/t silver according to a pre-feasibility study commissioned with Phillips Barratt Kaiser Engineering Ltd. of Vancouver, British Columbia.

The Company has written down the Fedcam to a nominal amount and does not intend on pursuing the Fedcam until such time as the Company receives a purchase order for the products.

C.

Organizational Structure

The Company currently has one wholly-owned subsidary, Lute Linux.com Corp., a Colorado company, which was incorporated on February 24, 2000, and which the Company acquired all of its issued and outstanding securities by way of a Share Crystallization Agreement which was completed on October 24, 2001.

D.

Property, Plants and Equipment

Office Space

Until September 1, 2003, the Company utilized about 1000 square feet of office space at Suite 620 – 650 W. Georgia Street, Vancouver, B.C. and paid rent of $1,605 per month plus $3,500 per month for office support which includes a photocopier, telephones, a fax machine, computers, printers, scanners, secretarial services, reception services and consumables.  Subsequent to September 1, 2003, the Company utilizes about 1000 square feet of office space at 828 West 7th Ave., Vancouver, B.C. and pays rent of $2,500 per month which includes office support.

Mineral Property

Natural Resource Operations

As at the most recent year end, the Company held a 100% interest in 51 claim units (previously 107 claim units – 56 claim units expired) in the Kamloops Mining Division, British Columbia, known as the Harper Creek Property.  However, as of September 28, 2003, the Company will only hold a 100% exploratory interest in 38 claims units as 13 of the previous 51 claim units will have expired.  The Company received a 100% interest in the mineral rights of the property from MBI Mining Brokers Inc. (“MBI”) in exchange for 100,000 shares of the Company in 1996.  The claims are subject to a 2.5% net smelter return royalty ("NSR").  Should the project advance to the feasibility study stage of development, the original vendor has the option of earning back a 50% interest and becoming operator of the joint venture in return for payment to the Company of $100,000 and incurring double the expenditures incurred by the Company to that date, within the following two years.  The property is without known reserves and is exploratory in nature.

Subsequent to the most recent year end, the Company entered into a letter of intent with TNR to enter into a formal agreement whereby the Company will acquire an option to purchase a 50% working interest in TNR’s Las Carachas Property in Argentina.  In order for the Company to earn a 50% working interest in the Las Carachas Property, the Company must make certain expenditures on exploration and/or development of the property and issue a certain amount of common shares of the Company to TNR.  A more detailed description of the terms of the letter of intent are discussed above in the section titled “Business Overview”.

Location and Access

The Harper Creek property is located about 120 Kilometres (75 miles) due north of the city of Kamloops and about 11 kilometres (7 miles) southeast of the village of Vavenby in the North Thompson River valley of south-central British Columbia, Canada.  The claims are centered at approximately 51o 30’N, 119o 50’W on map sheet 82M/12 W.  Access from Kamloops is on Highway No.5 (North Thompson) to Vavenby, a distance of 142 kilometres (89 miles), and from there by gravel forestry road (Jones Creek Forest Service Road), a distance of 11 kilometres (7 miles) to the claims.  Vavenby and Kamloops are on the main CNR rail line, Kamloops has a major airport with numerous daily flights to major centres in the province.

The Las Carachas Property consists of 10,000 acres located in the Andes mountain range in the northern portion of the San Juan Province in Western Argentina.  The property lies to the north-northwest of the provincial capital of San Juan, at a distance of 320 air kilometres.  San Juan itself is situated some 1100 kilometres northwest of Buenos Aires.  The property is accessed by 300 kilometres of paved road from San Juan to Villa Union, 160 kilometres of gravel road to Jague, and finally 155 kilometres of mining roads.

Property

The Company holds 100% interest in 51 claims, collectively called Harper Creek Property, in the Kamloops Mining Division.  The claims comprise 1275 hectares and the claims are in good standing until September 1, 2003 and May 1, 2004.  Good standing refers to the status of the claims according to the provincial government.  The claims are on crown (government) land, which individuals or companies may claim from the government, become the recorder holder of those claims.  To retain title to the claims (“good standing”), the record holder must have performed or caused to be performed on the claim, exploration and development having a value which is not less than an amount for each unit calculated in accordance with the regulations ($100 per unit per claim in the first 3 years and $200 per unit per claim there after).  If the claim holder does not perform work or enough work on the claim, then the claims are not in good standing and will be forfeited back to the government.

History

Harper Creek Property

Recorded exploration activity in the area of the Harper Creek property began in 1966 as follow-up to geochemical reconnaissance when Noranda staked the Goof and Sue claims.  This was closely followed by staking of Cygnus Mines Limited’s (QCM) Hail claims by Cordilleran Engineering Limited.  Initial work included line-cutting, geological, geophysical, and geochemical surveys which was followed by extensive bulldozer trenching, sampling and diamond drilling.  In excess of 163 holes totalling more than 25,830 metres (84,750 feet) were drilled by Noranda and QCM up to the end of 1973.  A joint venture agreement was signed in 1970 by Noranda and QCM for continued exploration of the Harper Creek property and in 1972 preliminary feasibility studies for open pit designs for the combined low grade deposits were conducted using computer methods.  This work defined a resource in the East Zone (QCM) of 53,000,000 tonnes with a grade of 0.37%copper, 0.016% molybdenum and minor credits for gold and silver (Minfile, 1987).  These studies were upgraded in 1973 and 1974 using revised parameters.  The new “mineable ore” (a term longer in use) estimate for both zones was 85,500,000 tonnes at 0.388% copper.  In 1986, Aurun leased the QCM property with the intention of considering the potential of both small, high-grade and large, low-grade deposits, the potential of the precious metal content of the massive sulphide layers and some of the more siliceous layers, and the economic value of titanium-bearing minerals in certain of the more mafic strata.  A pre-feasibility study was commissioned by Aurun in 1988 with the result that the combined geological reserves in the East and West Zones (QCM and Noranda respectively) were found to be 96,000,000 tonnes grading 0.41% copper, 0.045 grams/tonne (g/t) gold and 2.5 g/t silver.  This study concluded that the chances of expanding these reserves were positive and that further expenditures on geological exploration were justsified (PBK, 1988).  Base on “mineable reserves” (a term no longer in use) of 65,340,000 tonnes grading 0.36% copper, 0.040 g/t gold and 2.2 g/t silver, and mining at a daily production rate of 12,600 tonnes per day with copper at $1.08 (U.S.) per pound, their financial model showed a negative rate of return on investment.  However, their study recommended the project could proceed with an increased price for copper and with quality used equipment.

In 1996, the Company conducted a drilling program consisting of 8 diamond drill holes totalling 2847.44 metres (9342 feet).  Mineralization was confirmed to occur in north dipping tabular bodies with copper grades ranging from <0.01% to 1.8%.  Averages of the mineralised sections in the seven holes which encountered mineralization confirm the northward dip and tabular form of the zones, as well as averaged grades of 0.2% to 0.4% copper.  The cost of the program was $362,363.66 CDN ($266,191.61 US).  At present, the Company has no plans to further explore the Harper Creek property until metal prices rebound to a level where the Harper Creek property becomes viable.

Las Carachas Property

On the Las Carachas Property there is evidence of small old workings from prospecting/mining for Gold, Lead, Zinc and Copper in the 1950's.  In 1995 Minas Argentina, an Argentina company, conducted largely reconnaissance mapping and geo-chemical sampling.  Work by Compania Minera Solitario de Argentina S.A. (“CMSA”), an Argentina company and a wholly owned subsidiary of TNR (1994 through 1996) consists of over 1,000 rock chip samples, bulldozer trenching, road building and drill-pad construction, reverse circulation drilling (9 holes totalling 977 metres, and diamond drilling (4 holes totalling 560 metres).  Diamond drill holes intersected thick intervals of anomalous lead-zinc mineralization, which included 92 ft. of 0.8% combined Pb-Zn in DDH-2 and a 238- foot zone in DDH-3 that included a high Pb-Zn value of 5%.  These zones include anomalous gold up to 1470 ppb.

There has been no systematic gridding, soil or colluvium geochemistry, geological mapping or geophysics on the property.  All drill holes are less than 200 metres deep and most less than 150 metres, with significant results as noted above. Compilation of geology and alteration is based on mostly large-scale representations of CMSA fieldwork, which do not provide detailed definition of the distribution of outcrop, rock types or alteration.

Reconnaissance of the property by Barrick Gold Corporation, an public Ontario corporation, in 2000 consisted of the collection of 103 stream sediment samples (31% assayed > 20 ppb Au with a high of 561 ppb), 102 BLEG samples (values ranged from 0.1 to 124.88 ppb – extremely high for a BLEG sample – with several above 10 ppb) and 123 rock chip samples (30% > 40 ppb with a high of 4397 ppb).

Geology and Mineralization

Harper Creek Property

The primary exploration target on the Harper Creek property is copper.  This property lies within the Paleozoic, low metamorphic grade metasedimentary and metavolcanic rocks of the Eagle Bay Assemblage, which has been intruded by Late Devonian granitic orthogneiss.  The Eagle Bay Assemblage rocks on the Harper Creek property have undergone greenschist grade metamorphism and consists of light grey quartz sericite phyllites commonly intercalated as lenses and layers with sericitic quartzites, carbonaceous and chloritic phyllites and intrusions of orthogneiss.

Mineralization, consisting of pyrite, chalcopyrite and pyrrhotite, occurs primarily within the phyllitic succession.  Pyrite is the most abundant sulphide, averaging about 2% in the barren zones and about 55 in the copper mineralized zones; local intervals exceed 20% over lengths of up to 1.5 metres.  Chalcopyrite occurs as disseminations and patches with pyrite in fractures and in massive sulphide layers.  Molybdenite occurs with quartz in veinlets and fracture fillings.  Other sulphides reported include sphalerite, galena and arsenopyrite.  Minor gold and silver values occur within the mineralized zones.  The presence of magnetite with pyrite and chalcopyrite, and studies of the host lithologies suggest a volcanogenic-exhalative (Kuroko) model for the origin of the mineralization.  In 1988, Phillips Barratt Kaiser Engineering Ltd. of Vancouver conducted a pre-feasibility study on the Harper Creek property.  The report concluded the West Zone contained “geological ore reserves” (this term is no longer valid in today’s terminology.  Under current terminology, this occurrence is now classified as a “mineral resource”) of 53,500,000 tonnes of 0.42% copper, 0.047 g/t gold, and 2.6 g/t silver.  The report concludes that, given the metal prices of the day ($1.08 U.S. per pound copper), the deposit could not be mined economically, but the chances for reserve expansion are positive and further geological exploration is justified.

During the fiscal year ended March 31, 1999, the Company conducted a review of previous geological and engineering reports on the Harper Creek property, viewed core samples and visited the Harper Creek property.  The Company is currently considering option possibilities for the Harper Creek property, in that the Company is seeking a partner who is willing to acquire part of the property with payments to the Company of cash and exploratory work on the property.

During the fiscal years of 1996 to 2001, the Company incurred expenditures in relation to the Harper Creek property of approximately $469,468.

Las Carachas Property

The Las Carachas Property has been identified as having significant hydrothermal alteration, related to porphyry systems, volcanic hosted disseminated mineralization and associated high grade polymetallic fissure viens, through the interpretation of satellite imagery.  The property is situated in a complex sequence of volcanics intruded by complex pattern of hypabyssal dykes and intrusions.  Volcanics are divided into Upper Volcanic sequence (rhyodacite tuffs) and Lower Volcanic sequence (undifferentiated dacitic to rhyodacitic porphyritic flow rocks or intrusives) with possible interlayered tufs.  Dykes range in composition from diorite to rhyolite (some porphyritic).

The Santa Rosa area, in which the Las Carachas Property is located, features the Lower Volcanic sequence capped in part by Upper Volcanic sequence, with a river running down a NW-SE trending fault trace, which is central to hydrothermal alteration in the area. The La Argentina area is also in the Lower Volcanic sequence, cut by a syenite porphyry and rhyolitic dykes.

Large areas of intense argillic alteration, with gypsum and alunite, are evident. Silicification occurs as both structurally controlled amorphous quartz filled fissures and as silicified areas in the volcanics. Barite/silica veins are also present.  Propylitic alteration is weak to moderate, approximately peripheral to argillic alteration - possibly a halo around a porphyry system. Mineralization occurs in fissure veins, described only as precious and base metal. Au-Ag-Pb correlation with approximately coincident arsenic is also possibly reflective of mineralization distal to a porphyry.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

U.S. and Canadian GAAP Differences

The financial statements have been prepared in accordance with Canadian GAAP, which conform in all material respects with those of the US, except as disclosed in note 13 to the audited financial statements of the Company for March 31, 2003, 2002 and 2001.

B.

The Company

Year ended, March 31 2003 compared with the year ended March 31, 2002

Assets, Liquidity and Capital Resources

The Company’s total assets decreased from $41,097 in 2002 to $3,755 in 2003.

The Company’s overall liabilities increased from $365,470 in 2002 to $437,545 in 2003, largely as a result of an increased level of debt to related companies of $82,069.

The Company’s 2003 net working capital deficiency increased to $435,546 from $326,881 in 2002, largely due to the current increase in liabilities as described above.

Results of Operation

The Company incurred a net loss of $122,563 for the year ended March 31, 2003, compared with a net loss of $956,378 for the year ended March 31, 2002.  The Company’s loss in 2002 was due to the discontinued operations of Lute Linux.com of which $739,577 and related costs were written off.  The Company experienced a decrease from 2002 to 2003 in accounting, legal and audit ($58,810 to $28,837), consulting ($41,024 to $16,612), investor relations ($7,515, to $5,136), amortization ($1,479 to $752) and trust and filing fees ($9,092 to $7,304).

In addition, the Company’s 2003 net loss is inclusive of $12,446 in write-offs, compared to $749,550 in write-offs for the 2002 fiscal year.

US GAAP Versus Canadian GAAP

Under the Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures on prospective properties may be deferred until such time as it is determined that further exploration is not warranted, at which time the property costs are written-off.  Under US GAAP, all exploration expenditures must be expensed until an independent feasibility study has determined that the property is capable of economic commercial production.

Under US GAAP, the Company’s deferred mineral property costs would therefore currently be nil, with the $1 in costs currently reflected under Canadian GAAP included in Deficit.  There were no property costs incurred or written off during the 2003 fiscal year, and accordingly the differences between the allowable US and Canadian GAAP treatments of property costs would result in no change in net loss under U.S. GAAP from that reported under Canadian GAAP.

Trend Information

The prices of precious and base metals have experienced volatile and significant price movements over short periods of time and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increases in production due to improved mining and production methods.  The supply of and demand for precious and base metals are affected by various factors including political events, economic conditions and production costs in major mineral producing regions.

Year ended, March 31 2002 compared with the year ended March 31, 2001

Assets, Liquidity and Capital Resources

The Company’s total assets increased from $17,520 in 2001 to $41,097 in 2002.

The Company’s overall liabilities increased from $42,418 in 2001 to $365,470 in 2002, largely as a result of an increased level of debt to companies of $145,524 and a loan payable in the amount of $125,000.

The Company’s 2002 net working capital deficiency increased to $326,881 from $28,884 in 2001, largely due to the current increase in liabilities as described above.

Results of Operation

The Company incurred a net loss of $956,378 for the year ended March 31, 2002, compared with a net loss of $850,164 for the year ended March 31, 2001.  The Company’s loss in 2001 was due in part to losses from its discontinued internet-based gaming business, comprised of the write-off of $46,490 in deferred costs associated with this business and a $134,816 operating loss from the business.  The increases from 2001 to 2002 in accounting, legal and audit ($40,788 to $58,810), and consulting ($29,400 to $41,024) were more than offset by decreases in investor relations ($19,525 to $7,515) and rent expense ($30,250 to $21,000), reflecting the overall decrease in financing and general promotional activities in the current year.

In addition, the Company’s 2002 net loss is inclusive of an aggregate of $749,550 in deferred cost and other write-offs, compared to $469,467 in such write-offs for the 2001 fiscal year.

Trend Information

The prices of precious and base metals have experienced volatile and significant price movements over short periods of time and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increases in production due to improved mining and production methods.  The supply of and demand for precious and base metals are affected by various factors including political events, economic conditions and production costs in major mineral producing regions.

Year ended March 31, 2001 compared with the year ended March 31, 2000

Assets, Liabilities and Working Capital

The Company’s total assets decreased from $847,680 in 2000 to $17,520 in 2001.  The major changes were a decrease in cash of $301,386, resulting from the fact that no financings were completed during 2001 to offset current cash requirements, and 2001 write-offs of deferred internet website and mineral property costs that aggregated $515,957.  No other asset balances changed materially from the Company’s 2000 to 2001 fiscal years.

The Company’s overall liabilities increased from $22,414 in 2000 to $42,418 in 2001, largely as a result of an increased level of debt to Company directors and private companies that they control for the unpaid portions of fees and expense reimbursements.

The Company’s 2001 net working capital position declined to a deficit of $28,884 from a surplus of $306,078 in 2000 largely due to the current decline in cash as described above.

Results of Operations

The Company incurred a net loss of $850,164 for the year ended March 31, 2001, compared with a net loss of $359,621 for the year ended March 31, 2000.  The overall increase in the amount of the loss was primarily attributable to the write off of $469,467 in previously-deferred property costs in 2001, while no such costs were written off during the 2000 fiscal year. The Company’s loss from its discontinued internet-based gaming business increased due to the write-off of $46,490 in deferred costs associated with this business and a $24,947 increase in the operating loss from the business.  The partially-offsetting decreases from 2000 to 2001 in accounting, legal and audit ($82,505 to $40,788) ,consulting ($36,524 to $29,400), and investor relations ($31,541 to $19,525) are all reflective the decrease in financing and general promotional activities in the current year.  Rent expense, included in general and administrative expense in 2000, did increase from $1,500 to $2,500 per month in 2001 as the Company required more floor space at its rented premises in connection with the operation of its now-discontinued internet gaming business.

Trend Information

The prices of precious and base metals have experienced volatile and significant price movements over short periods of time and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increases in production due to improved mining and production methods.  The supply of and demand for precious and base metals are affected by various factors including political events, economic conditions and production costs in major mineral producing regions.

The following are tables which indicate the Gold price and Copper price over the last six years:

Average Gold Price - London PM Fix - US Dollars/oz
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
2002	281.85	295.50	294.05	302.68	314.49	321.18	313.29	310.25
2001	265.79	261.93	263.15	260.48	272.35	270.23	267.53	272.39	283.42	283.06	276316	275.85
2000	284.45	301.50	286.55	280.64	282.10	285.55	281.87	274.65	273.68	270.24	270.24	271.68
1999	287.07	287.22	285.96	282.62	276.88	261.37	256.08	256.70	266.60	310.72	293.18	283.34
1998	289.15	297.49	295.94	308.29	299.10	292.32	292.87	284.11	288.98	296.22	294.77	291.62
1997	354.11	346.58	351.81	344.47	343.97	340.76	324.10	324.01	322.82	324.87	306.04	288.74
1996	400.27	404.79	396.25	392.83	392.01	385.27	383.47	387.46	383.14	381.41	377.85	369.00

Average Copper Price -LME Cash - US Dollars/lb
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
2002	0.75	0.78	0.80	0.80	0.80	0.82	0.79	0.67
2001	0.81	0.80	0.79	0.81	0.84	0.80	0.76	0.73	0.71	0.71	0..71	0.74
2000	0.83	0.82	0.79	0.76	0.81	0.80	0.82	0.84	0.89	0.86	0.82	0.84
1999	0.65	0.64	0.63	0.67	0.69	0.65	0.74	0.75	0.79	0.78	0.78	0.80
1998	0.77	0.76	0.79	0.82	0.79	0.75	0.75	0.74	0.75	0.72	0.71	0.67
1997	1.10	1.09	1.10	1.09	1.14	1.19	1.11	1.02	0.95	0.93	0.87	0.80
1996	1.19	1.15	1.16	1.18	1.21	0.98	0.90	0.91	0.88	0.89	1.01	1.03

Liquidity and Capital Resources

For the year ended March 31, 2003, the Company utilized $18,887 of cash resources on discontinued operations (2002 - $240,533 and 2001 - $299,024).  The primary reasons for the decrease in 2003 from 2002 levels was the discontinuation of the Fedcam project and the Company’s decision to not proceed ahead with the acquisition of Estwind Energy.  In addition, the Company faced the increasing difficulty in trying to raise new equity financing to support operations.  During 2003, the Company did not raise any funds from equity or debt financing activities and accordingly all current operations have been funded from the pre-existing reserves of cash raised in previous fiscal years.  However, during 2003, the Company issued 137,000 common shares at a value of US$0.06 per share in the total amount of $13,146 for debt.

The primary reasons for the decrease in 2002 from 2001 levels was the switch in operations to purchase a subsidiary in a Fedcam and software development, training and consulting company, which has been discontinued, and the Company’s decision during the year 2000 to discontinue the Internet Sports Contest business.  Investing activities utilized an aggregate of $182,247 in 2002, up from $2,362 in 2001, and this was the result of the Company electing to purchase the subsidiary Lute Linux.com Corp.  The Company’s expenditures in connection with its previous two businesses, Internet Sports Contest and mineral property development, have been non-existent.  The Company generated $109,902 from the issue of share capital during 2002, while in 2000 the Company raised $747,185 from the issue of share capital of which $6,405 was used to repay indebtedness.  During 2001, the Company did not raise any funds from equity or debt financing activities and accordingly all current operations have been funded from the pre-existing reserves of cash raised in previous fiscal years.

The Company has no residual capital commitment in respect to its discontinued internet-based gaming operation and has no capital commitment in connection with its remaining 100%-owned Harper Creek resource property until after 2002.

During 2000, the Issuer had also commenced operations of an internet-based sports portal website, but this did not develop to the point of generating net revenues and accordingly during the 2001 year the Company elected to discontinue its operation and to cancel all agreements in connection with it.  During 2001 and the first part of 2002, the Company entered into agreements with various parties in connection with the acquisition of all of the issued shares of certain private companies involved in the Fedcam and software development and computer consulting and training businesses.  As of Mach 31, 2002 the Company ceased funding the Fedcam and the asset was written down to a nominal amount

Subsequent to the end of its 2003 fiscal year, the Company entered into a letter of intent with TNR Gold Corp. (“TNR”), a public British Columbia, Canada company, to enter into a formal agreement whereby the Company will acquire an option to purchase a 50% working interest in TNR’s Las Carachas Property in Argentina.  The terms of the formal agreement will require the Company to make certain expenditures on the exploration and/or development of the property in order for the Company to earn its interest.  Therefore, the Company intends to raise funds for such expenditures through equity financing, however, there is no certainty that the Company will be able to raise such funds by the future issue of share capital.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The names, municipality of residence and principal occupations in which each of the Directors, Executive Officers and other members of management of the Company have been engaged during the immediately preceding five years are as follows:

Name, Municipality of Residence and Positions, if any, held with the Company	Principal Occupation or Employment during the Past Five Years	Director/ Officer of the Company Since	Number of Shares of the Company Beneficially Owned, Controlled or Directed(1)
Gary Schellenberg (2). Richmond, B.C. President	Businessman, Self-Employed	President since December 12, 1997	28,430
Paul Chung (3). Richmond, B.C. Director	Self-employed Businessperson	Director since February 25, 1998	178,583
Bruce Lock (4). Vancouver, B.C. Director	Self-employed Businessperson	Director since September 23, 1999	5,875
Heather Schellenberg (5) Richmond, B.C. Chief Financial Officer	Self-employed Businessperson	Chief Financial Officer since January 18, 2002	1,371,875
Eileen Browne (6) Tswassan, B.C. Secretary	Administrative assistant	Secretary since March 1998	5,000

Notes:
(1)	These figures are as of March 31, 2003.
(2)	Mr. Gary Schellenberg resigned as the President and CEO of the Company on August 29, 2003 and Mr. Donald L. Perks was appointed as the President the same day.
(3)

Mr. Paul Chung did not stand for re-election as a director at the Company's annual general meeting held on September 17, 2003 and Ms. Cindy Perks was nominated and appointed as a director in Mr. Chung's place.

(4)

Mr. Bruce Lock did not stand for re-election as a director at the Company's annual general meeting held on September 17, 2003 and Mr. Jim Chapman was nominated and appointed as a director in Mr. Lock's place.

(5)

Mrs. Heather Schellenberg resigned as the CFO of the Company on March 1, 2003 and Mrs. Anna Marie Cain was appointed as the CFO on August 29, 2003.  In addition, Mrs. Cain was nominated and appointed as a director at the Company's annual general meeting held on September 17, 2003.

(6)	Ms. Eileen Browne did not stand for re-appointment as a Secretary of the Company and Mrs. Anna Marie Cain was appointed as the Secretary of the Company on September 17, 2003.

The directors of the Company are elected by the shareholders at each annual general meeting of the Company, or, in the event of a vacancy, they are appointed by the Board of Directors then in office, to serve until the next annual general meeting of the Company or until their successors are elected and ratified.

The Company's executive officers are appointed by the Board of Directors and serve at the discretion of the Board of Directors.

There are no family relationships between any director or officer and any other director or officer except for Gary and Heather Schellenberg, who are married.

The following are brief profiles of the Directors and Executive Officers of the Company:

Gary Schellenberg, President, obtained a B.Sc. in geology from the University of British Columbia in 1981.  He is a past director of Winspear Resources and Emtech Technologies.

Paul Chung, Director, is a graduate from the University of British Columbia with a B.Sc. in geology and has earned an MBA from the Athabasca University.  He was formerly a director of Net Nanny.

Bruce Lock, Director, has spent the last 10 years consulting for the Internet industry.  He is also the Vice President and co-founder of Ray Lock Design Group, a Web design and hosting company.

Heather Schellenberg, Chief Financial Officer, obtained her Bachelors of Applied Science from the University of British Columbia in 1978.  In 1981 she received her MBA from the University of British Columbia.  She has been employed in administration and accounting positions since 1981.

Eileen Browne, Secretary, has worked the past 19 years as an administrative assistant and executive secretary.

Aggregate Ownership of Securities

There are presently an aggregate of 1,589,763 common shares of the Company owned by all of the Directors, Officers and promoters of the Company representing 11.52% of the total issued and outstanding common shares of the Company.

Other Reporting Issuers

The following Directors, Officers, promoters or other members of management of the Company have held a position as a director, officer, promoter or other member of management of other reporting issuers within five years prior to the date of this Annual Report:

Member	Position with Other Reporting Issuer
Paul Chung	Currently, Director of TNR Resources Ltd.
Gary Schellenberg	Currently, Director of TNR Resources Ltd. and a Director of Argent Resources Ltd.

Individual Bankruptcies

None of the Directors, Officers, promoters or members of management of the Company have, within the five years prior to the date of this Annual Report, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Conflicts of Interest

Some of the Directors and Officers of the Company also serve as directors and/or officers of other companies and may be presented from time to time with situations or opportunities which give rise to apparent conflicts of interest which cannot be resolved by arm’s length negotiations but only through exercise by the Directors and Officers of such judgement as is consistent with their fiduciary duties to the Company which arise under British Columbia and Canadian corporate law, especially insofar as taking advantage, directly or indirectly, of information or opportunities acquired in their capacities as Directors or Officers of the Company.  All conflicts of interest will be resolved in accordance with the appropriate business corporation statute.  Any transactions with Directors and Officers will be on terms consistent with industry standards and sound business practices in accordance with the fiduciary duties of those persons to the Company and, depending upon the magnitude of the transactions and the absence of any disinterested board members, may be submitted to the shareholders for their approval.

Other Information

There are no family relationships between any of the Directors or Officers of the Company except for Gary and Heather Schellenberg, who are husband and wife.  The approximate percentage of business time that each Director and Officer will devote to the Company’s business is as follows:

Name	Percentage of Time
Gary Schellenberg	40% (1)
Paul Chung	80% (2)
Bruce Lock	80% (3)
Heather Schellenberg	80% (4)
Eileen Browne	5% (5)

Notes:
(1)	Mr. Gary Schellenberg resigned as the President, CEO and a director of the Company on August 29, 2003 and will only be working for the Company on a consultant basis when required.
(2)	Mr. Paul Chung did not stand for re-election as a director at the Company's annual general meeting held on September 17, 2003 and will no longer devote any time to the Company’s affairs.
(3)	Mr. Bruce Lock did not stand for re-election as a director at the Company's annual general meeting held on September 17, 2003 and will no longer devote any time to the Company’s affairs.
(4)	Mrs. Heather Schellenberg resigned as the CFO of the Company on March 1, 2003 and has not devoted any time to the Company’s affairs since that date.
(5)	Ms. Eileen Browne did not stand for re-appointment as a Secretary of the Company and Mrs. Anna Marie Cain was appointed as the Secretary of the Company on September 17, 2003.

As of September 17, 2003, the date of the Company’s latest Annual General Meeting, Cindy Perks, the wife of Don Perks, was appointed a director of the Company, which resulted in a family relationship between Directors.

B.

Compensation

The Company’s Executive Compensation

The Company’s fiscal year end is the 31st day of March.

Pursuant to Form 41 of the Securities Rules (British Columbia), the Company is a “small business issuer”, which is defined as a company that:

-   had revenues of less than $25,000,000 in its last completed financial year;

-   is not a non-redeemable investment fund or mutual fund;

-   has a public float of less than $25,000,000; and

-   if it is a subsidiary of another company, that other company is also a small business issuer.

The Company has created three Executive Offices, namely that of President, Chief Financial Officer and Secretary.  In this regard the Company’s named Executive Officers (collectively, the “Named Executive Officers”) are as follows:

Gary Schellenberg – Mr. Schellenberg was appointed the President of the Company on December 12, 1997.

Heather Schellenberg – Mrs. Schellenberg was appointed the Chief Financial Officer of the Company on January 18, 2002 and resigned from such position on March 1, 2003.

Eileen Browne – Ms. Browne was appointed the Secretary of the Company on September 23, 1999.

For the purpose of this Annual Report, except as otherwise expressly provided or unless the context otherwise requires, the following words and phrases shall have the following meanings:

“Equity security” means securities of a company that carry a residual right to participate in earnings of that company and, upon liquidation or winding up of that company, its assets;

“Option” means all options, share purchase warrants and rights granted by a company or any of its subsidiaries (if any) as compensation for services rendered or otherwise in connection with office or employment;

“LTIP” means a long-term incentive plan, which is any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the company or an affiliate of the company, the price for the company’s securities, or any other measure, but does not include Option or SAR plans or plans for compensation through restricted shares or restricted share units; and

“SAR” means stock appreciation right, which is a right granted by a company or any of its subsidiaries (if any) as condensation for services rendered or otherwise in connection with office or employment to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

The following table details the compensation paid to the Company’s Named Executive Officers during the fiscal year ended March 31, 2003:

Summary Compensation Table Annual Compensation Long-Term Compensation
Name and Principal Position(*)	Fiscal Year End	Salary ($)	Bonus ($)	All other and annual Compensation and LTIP Payouts ($)	Securities under Options/ SARS Granted (#)	Restricted Shares or Restricted Share Units (#)
Gary Schellenberg (1) President and a Director	2003 2002 2001	30,000 42,000 42,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Heather Schellenberg (2) Chief Financial Officer	2003 2002	12,000 Nil	Nil Nil	Nil Nil	Nil 66,875	Nil Nil
Eileen Browne Secretary	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:
(*)	Refer to the disclosure found above the “Summary Compensation Table” hereinabove for a detailed description of the Company’s Named Executive Officers.
(1)	Gary Schellenberg is paid as a corporate administrator and consultant through 519820 B.C. Ltd., a private B.C. company of which Gary Schellenberg owns 50%, at $2,500/mo.
(2)	Heather Schellenberg is paid as a corporate administrator and consultant through 519820 B.C. Ltd., a private B.C. company of which Heather Schellenberg owns 50%, at $1,000/ mo.

The Company anticipates that compensation will be provided by the Company during the Company’s next financial year to certain of the Named Executive Officers of the Company and in conjunction with certain management and administrative services to be provided to the Company by such Named Executive Officers or their successors.

Long-term Incentive Plans - Awards in most recently completed Financial Year

During its most recently completed financial year, and for the two previously completed financial years, the Company has not awarded or instituted any LTIPs in favour of its Named Executive Officers.

Options/SAR Grants during the most recently completed Financial Year

No individual grants of Options to purchase or acquire securities of the Company or any of its subsidiaries (whether or not in tandem with SARs) or any freestanding SARs were granted or were in effect and in favour of any of the Company’s Named Executive Officers during the Company’s most recently completed financial year.

Aggregate Options/SAR Exercises during the most recently completed Financial Year and Financial Year-End Option/SAR Value

The following table sets out information regarding the exercise of options (or tandem SARs) and freestanding SARs during the most recently completed financial year ended March 31, 2003 by each of the Named Executive Officers and the financial year-end value of unexercised options and SARs, on an aggregated basis.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/Unexercisable
Gary Schellenberg	Nil	Nil	Nil	Nil
Heather Schellenberg	Nil	Nil	66,875 Exercisable	Nil
Eileen Browne	Nil	Nil	Nil	Nil

Defined Benefit Plans

The Company does not have, and at no time during its most recently completed financial year had, any defined benefit or actuarial plans in respect of which any of its Named Executive Officers were eligible to participate.

Compensation of the Company’s Directors

The Company has three Directors.  In this regard the Company’s named Directors (collectively, the “Named Directors”) are as follows:

Gary Schellenberg – Mr. Schellenberg was appointed a Director of the Company on December 12, 1997.

Bruce Lock – Mr. Lock was appointed a Director of the Company on September 23, 1999.

Paul Chung – Mr. Chung was appointed a Director of the Company on February 25, 1999

The following table details the compensation paid to the Company’s Named Directors during the fiscal year ended March 31, 2003:

Summary Compensation Table Annual Compensation Long-Term Compensation
Name and Principal Position(*)	Fiscal Year End	Salary ($)	Bonus ($)	All other and annual Compensation and LTIP Payouts ($)	Securities under Options/ SARS Granted (#)	Restricted Shares or Restricted Share Units (#)
Gary Schellenberg (1)(2) President and a Director	2003 2002 2001	30,000 42,000 42,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Paul Chung (3) A Director	2003 2002 2001	1,000 13,200 26,400	Nil Nil Nil	Nil Nil Nil	Nil 171,646 Nil	Nil Nil Nil
Bruce Lock (4) A Director	2003 2002 2001	1,500 10,500 16,500	Nil Nil Nil	Nil Nil Nil	Nil 46,875 Nil	Nil Nil Nil

Notes:
(*)	Refer to the disclosure found above the “Summary Compensation Table” hereinabove for a detailed description of the Company’s Named Directors.
(1)

Gary Schellenberg is paid as a corporate administrator and consultant through 519820 B.C. Ltd., a private B.C. company of which Gary Schellenberg owns 50%, at $2,500/mo.  As of August 29, 2003, Mr. Schellenberg resigned as the President and a director of the Company.

(2)	Gary Schellenberg receives $42,000 per annum in total for performing the combined services of President and a Director.
(3)	Mr. Paul Chung was paid as a consultant through Boa Services Ltd., a private B.C. company owned by Paul Chung, for geological services in preparing the Company's Harper Creek Project.
(4)	Mr. Bruce Lock's fees were for services related to the Company's website maintenance.

Management Contracts

During the Company’s most recently completed financial year ended March 31, 2002, the Company paid or accrued $42,000 for corporate administration and consulting services to 519820 B.C. Ltd., a private B.C. company, which is controlled by a director of the Company.  In addition, the Company paid or accrued $1,000 for consulting services to Boa Services. Ltd., a private B.C. company, which is controlled by a director of the Company.

A.

Board Practices

The Board of Directors meet quarterly to set policy and review the progress as well as review and approve budgets and expenditures.

The Directors of the Company are elected by the shareholders at each annual general meeting of the Company, or, in the event of a vacancy, they are appointed by the Board of Directors then in office, to serve until the next annual general meeting of the Company or until their successors are elected and ratified.

The Company’s executive officers are appointed by the Board of Directors and serve at the discretion of the Board of Directors

D.

Employees

As of March 31, 2003, the Company had no full-time employees.  The President, Gary Schellenberg, and the Secretary, Eileen Browne, do not spend all of their time working on the affairs of the Company in their executive officers positions.

E.

Share Ownership

Directors and Officers

The share ownership in the Company held directly or indirectly by the Directors and Executive Officers of the Company are as indicated in the table below:

Name	Office	Number of Common Shares(1)
Gary Schellenberg	President and a Director	28,430
Paul Chung	Director	178,583
Bruce Lock	Director	5,875
Heather Schellenberg	Chief Financial Officer	1,371,875
Eileen Browne	Secretary	5,000

Note:

(1)	These figures are as of March 31, 2003.

As a group the Directors and Executive Officers of the Company hold 1,589,763 common shares; which is 11.52% of the total amount of issued and outstanding common shares of the Company as of March 31, 2003.

Public and Insider Ownership

As of March 31, 2003 the Directors, Officers and insiders of the Company hold an aggregate of 3,589,763 common shares of the Company on a non-fully diluted basis, being 26.02% of the then issued and outstanding common shares of the Company, as opposed to the public owning an aggregate of 10,205,879 common shares of the Company, or 73.98% of the then issued and outstanding common shares of the Company.

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

To the knowledge of management of the Company, as at March 31, 2003 the following beneficially own directly or indirectly, or exercise control or direction, over common shares carrying 5% or more of the voting rights attached to any class of voting securities of the Company:

Member	Number of Common Shares	Percentage of Common Shares
CDS & Co.(1)	1,740,560(2)	12.62%
Heather Schellenberg	1,371,875	9.94%
RRGS Creative Management Corp.	2,000,000	14.50%
Bernard Dewonck	1,312,500	9.51%
Justin Dewonck	1,312,500	9.51%
Robert Basil	1,250,000	9.06%
June Denbigh	1,250,000	9.06%
JJ Rentals Ltd.	1,000,000	7.25%
Azimuth Corporation	1,000,000	7.25%

Notes:

(1)

The Company is informed that this shareholder is a share depository, the beneficial ownership of which is unknown to the Company.

(2)

This information was supplied to the Company by the Company’s registrar and transfer agent, Pacific Corporate Trust Company.

All the shareholders of the Company have the same voting rights.

To the best of the Company’s knowledge, the Company is not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

B.

Acquisition of Lute Linux.com Corp.

As of June 28, 2001, the Company entered into a letter of intent with Argent Resources Ltd., On-Track Computer Training Ltd., On-Track Computer International Ltd. and Lute Linux.com Corp. whereby Argent assigned its right to enter into a share exchange agreement with Lute who has the option to enter into a share exchange agreement with On-Track and On-Track International.  In exchange for the assignment by Argent to the Company of the share exchange agreement entered into between Lute and Argent, the Company was to issue 3,600,000 shares to Argent and pay to Argent $50,000 to cover legal expenses.  Prior to closing this transaction, the Company was to enter into separate share exchange agreements with each of On-Track, On-Track International and Lute.  These share exchange agreements were to result in the Company receiving all of the issued and outstanding securities of On-Track, On-Track International and Lute in exchange for common stock of the Company.

As of October 24, 2001, the Company signed a Share Crystallization Agreement with Lute Linux.com Corp. pursuant to the rights to do so as assigned to the Company by Argent Resources Ltd. on June 28, 2001.  The agreement was completed under amended terms, which included the issuance of 2,000,000 shares instead of 3,600,000 shares to Argent and the exchange of Lute share purchase warrants for shares of the Company at a deemed value of $0.10 US per share, as to Russ Rossi (100,000 shares), RRGS Creative Management Corp. (2,400,000 shares) and Quest Ventures Ltd. (175,000 shares).  The Company did not proceed with similar share purchase agreements with On-Track Computer Training Ltd. and related company On-Track Computer International Ltd. as originally contemplated due to market conditions.  Lute focused its business development on its “Fedcam,” an inexpensive remote monitoring system that allows subscribers to view their target locations via secure website.  The Fedcam was being tested by the Canadian government’s construction branch on its Osoyoos, British Columbia border crossing site into the United States.  However, as of March 31, 2002, the Company ceased funding the Fedcam and the asset was written down to a nominal amount.

C.

Proposed Arrangement with TNR Resources Ltd.

As of September 3, 2003, the Company entered into a letter of intent with TNR, a public British Columbia, Canada company, to enter into a formal agreement whereby the Company will acquire an option to purchase a 50% working interest in TNR’s Las Carachas Property in Argentina upon making certain expenditures for exploration and/or development of the Las Carachas Property and issuing certain amount of shares to TNR.

D.

Related Party Transactions

None of the current Directors or Officers of the Company nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions of the Company or in any proposed transaction which, in either case, has or will materially affect the Company, except for: (i) Gary Schellenberg who is a director of Argent Resources Ltd., and Paul Chung, who is the Secretary of Lute, who were directly involved in the transactions as described above in the letter of intent dated June 28, 2001 between the Company, Argent, On-Track, On-Track (UK) and Lute; and (ii) Paul Chung who is a director of TNR Resources Ltd., who was directly involved in the transaction as described above in the letter of intent, dated September 3, 2003, between the Company and TNR Resources Ltd.

E.

Interests of Experts and Counsel

This section is not applicable to the Company.

ITEM 8 – FINANCIAL INFORMATION

A.

Consolidated Statements and other Financial Information

The audited consolidated financial statements for the Company for the fiscal years ending March 31, 2003 and 2002 form a material part of this Annual Report. See Item “19” hereinbelow.

B.

Significant Changes

There have not been any significant changes in the Company since the date of the most recent interim financial statements other than those disclosed in this Annual Report.

ITEM 9 – THE OFFERING AND LISTING

A.

Offer and Listing Details

This Annual Report does not relate to any offering of the Company’s shares.

The following table indicates the annual high and low market prices for the five most recent financial years:

Year	Annual High	Annual Low
2003	0.16	0.01
2002	0.16	0.05
2001	0.40	0.04
2000	0.62	0.04
1999	0.52	0.17

The following table sets forth the high and low sale prices on the OTCBB for the common shares of the Company for each quarterly period in the two most recent fiscal years.

Quarter Ended	High	Low
March 31, 2003	0.05	0.01
December 31, 2002	0.05	0.01
September 2002	0.13	0.04
June 2002	0.16	0.06
March. 31, 2002	0.16	0.05
December 31, 2001	0.12	0.07
September 30, 2001	0.20	0.075
June. 30, 2001	0.40	0.175

The following table indicates the high and low market prices for each month for the most recent six months:

Month	High	Low
March 2003	0.05	0.01
February 2003	0.01	0.01
January 2003	0.04	0.01
December 2002	0.01	0.01
November 2002	0.04	0.03
October 2002	0.05	0.03

B.

Plan of Distribution

This Annual Report does not relate to any offering of the Company’s shares.  Therefore, this section is not applicable to the Company.

C.

Markets

The Company’s shares were traded on the Canadian Venture Exchange (now the TSX Venture Exchange) until May 11, 2001.  In addition, the Company’s share have been listed and posted for trading on the NASD Over-the-Counter Bulletin Board (the “OTCBB”) since February 6, 2001.

D.

Selling Shareholders

This Annual Report does not relate to any offering of the Company’s shares.  Therefore, this section is not applicable to the Company.

E.

Dilution

This Annual Report does not relate to any offering of the Company’s shares.  Therefore, this section is not applicable to the Company.

F.

Expenses of the Issue

This Annual Report does not relate to any offering of the Company’s shares.  Therefore, this section is not applicable to the Company.

ITEM 10 – ADDITIONAL INFORMATION

A.

Share Capital

This section is not applicable to the Company as this is an Annual Report.

B.

Memorandum and Articles of Association

This information is incorporated by reference to the Form 20-F Registration Statement that was filed with the SEC on January 28, 2000.

Disclosure of Interest of Directors

A Director of the Company who is a party to a material contract or proposed material contract with the Company, or is a director of, or has a material interest in, any person who is a party to a material contract or proposed material contract with the Company shall disclose the nature and extent of his interest at the time and in the manner provided in the Company Act (British Columbia) (herein, only, the “Act”).  Except as provided in the Act, no such Director or Officer of the Company shall vote on any resolution to approve such contracts but each such director may be counted to determine the presence of a quorum at the meeting of Directors where such vote is being taken if provided for in the Articles of Association.

The Company’s Articles of Association provide as follows:

“15.1

A director who is, in any way, directly or indirectly, interested in a proposed contract or transaction with the Company or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a Director shall declare the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict with his duty and interest as a Director, as the case may be, in accordance with the provisions of the Company Act.

15.2   A Director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken.  Subject to the provisions of the Company Act, the foregoing prohibitions shall not apply to:

(i)

any such contract or transaction relating to a loan to the Company, which a Director or a specified corporation or a specified firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

(ii)

any contract or transaction made or to be made with, or for the benefit of an affiliated corporation of which a Director is a director or officer;

(iii)

determining the remuneration of the Directors;

(iv)

purchasing and maintaining insurance to cover Directors against liability incurred by them as Directors under section 152 of the Company Act; or

(v)

the indemnification of any Director by the Company under Section 152 of the Company Act.”

Shareholdings of Directors

The Company’s Articles of Association provide as follows:

“12.3

A director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by the Company Act, to become or act as a Director.”

Rights, Preferences and Restrictions attaching to each class of shares

The common shares of the Company contain all the rights which include:

(a)

the right to vote at any meeting of shareholders;

(b)

the right to receive any dividend declared by the Company; and

(c)

the right to receive the remaining property of the Company on dissolution.

There are no restrictions on the transfer of the Company’s common shares.

Changing the Rights of Holders of the Company’s Stock

In order to change the rights of holders of the Company’s stock, the shareholders of that class of the Company’s stock must pass a special resolution by a majority of not less than three-quarters (3/4s) of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution.

Annual General Meetings and Extraordinary General Meetings

Annual General Meeting

Subject to the provisions of Section “146” of the Act, the annual general meeting of the shareholders shall be held on such day in each year and at such time as the Board of Directors may determine at any place within British Columbia, or at a place out of British Columbia the Registrar of Companies for British Columbia, on application made to the Registrar of Companies by a company, approves.

Notice

Subject to the provisions of Sections “143” of the Act, every company must give its shareholders not less than 21 days’ notice of any general meeting of the company, but those shareholders may waive or reduce the period of notice for a particular meeting by unanimous consent in writing.

Quorum

Subject to the provisions of Section “144” of the Act, the Company’s Articles of Association provide as follows:

“10.3

Save as herein otherwise provided a quorum shall be two persons present and being, or representing by proxy, members holding not less than one-twentieth of the issued shares entitled to be voted at the meeting. If there is only one member the quorum is one person present and being, or representing by proxy, such member.  The Directors, the Secretary or, in his absence, an Assistant Secretary, and the solicitor of the Company shall be entitled to attend at any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he shall be a member or proxyholder entitled to vote thereat.”

Limitations on the right to own securities

There are no limits on the rights of non-residents or foreign shareholders to hold or exercise voting rights on the securities.

C.

Material Contracts

The only material contracts that the Company has entered into during the preceding two years are the following:

1.

“Convertible Debenture”, dated August 15, 2001, among the Company and Henry Andrews, whereby Mr. Andrews loaned $10,000 to the Company at a rate of 12.62% per annum with a maturity date of October 31, 2001.  Mr. Andrews had the right to convert all or any portion of the principal monies advanced and remaining unpaid into common shares of the Company at a price of US $0.025 per common share.

2.

“Share Crystallization Agreement”, dated October 24, 2001, among the Company and Lute Linux.com Corp., and the securityholders of Lute Linux.com Corp., all as described under the section captioned “Business Overview” under Item “4” hereinabove.

3.

“Assignment of Convertible Debenture”, dated November 19, 2001, among the Company and Heather Schellenberg, whereby for and in consideration of Ms. Schellenberg receiving 1,325,000 common shares of the Company at a deemed price of CDN $0.04 per share and a promissory note from the Company in the amount of $12,000, Ms. Schellenberg transferred and assigned all of her right, title and interest in and to the Convertible Debenture between Ms. Schellenberg and Lute Linux.com Corp., dated February 15, 2001 to the Company.

4.

“Promissory Note”, dated November 19, 2001, issued by the Company to Heather Schellenberg in the amount of $12,000 with an interest rate of 0% per annum and a maturity date of December 15, 2002.

5.

“Assignment of Convertible Debenture”, dated November 19, 2001, among the Company and Robert Basil, whereby for and in consideration of Mr. Basil receiving 1,250,000 common shares of the Company at a deemed price of CDN $0.04 per share Mr. Basil transferred and assigned all of his right, title and interest in and to the Convertible Debenture between Mr. Basil and Lute Linux.com Corp., dated February 15, 2001 to the Company.

6.

“Assignment of Convertible Debenture”, dated November 19, 2001, among the Company and June Denbigh, whereby for and in consideration of Ms. Denbigh receiving 1,250,000 common shares of the Company at a deemed price of CDN $0.04 per share Ms. Denbigh transferred and assigned all of her right, title and interest in and to the Convertible Debenture between Ms. Denbigh and Lute Linux.com Corp., dated February 15, 2001 to the Company.

7.

“Assignment of Convertible Debenture”, dated November 19, 2001, among the Company and Justin Dewonck, whereby for and in consideration of Justin Dewonck receiving 1,312,500 common shares of the Company at a deemed price of CDN $0.04 per share Justin Dewonck transferred and assigned all of his right, title and interest in and to the Convertible Debenture between Justin Dewonck and Lute Linux.com Corp., dated January 31, 2001 to the Company.

8.

“Assignment of Convertible Debenture”, dated November 19, 2001, among the Company and Bernard Dewonck, whereby for and in consideration of Bernard Dewonck receiving 1,312,500 common shares of the Company at a deemed price of CDN $0.04 per share Bernard Dewonck transferred and assigned all of his right, title and interest in and to the Convertible Debenture between Bernard Dewonck and Lute Linux.com Corp., dated January 31, 2001 to the Company.

9.

“Letter of Intent”, which was executed on June 25, 2002, among the Company and Estwind Energy, all as described under the section captioned “Business Overview” under Item “4” hereinabove.

10.

“Letter of Intent”, which was executed on May 30, 2003, among the Company and P-CE Computers, Inc., a private Nevada corporation, all as described under the section captioned “Business Overview” under Item “4” hereinabove.

11.

“Letter of Intent”, which was executed on September 3, 2003, among the Company and TNR Resources Ltd., a public British Columbia company, all as described under the section captioned “Business Overview” under Item “4” hereinabove.

D.

Exchange Controls

There is no law or government decree of regulation in Canada that restricts the export or import of capital, or that affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements.  See the section captioned “Taxation” hereinbelow.

There is no limitation imposed by Canadian law or by the Articles of Association or other charter documents of the Company on the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (Canada), as amended (the “Investment Act”).

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is a “non-Canadian” as defined in the Investment Act, unless, after review the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.  If an investment by a non-Canadian is not a reviewable investment, it nevertheless requires the filing of a short notice which may be given at any time up to 30 days after the implementation of the investment.

An investment in common shares of the Company by a non-Canadian that is a “WTO investor” (an individual or other entity that is a national of, or has the right of permanent residence in, a member of the World Trade Organization, current members of which include the European Community, Germany, Japan, Mexico, the United Kingdom and the United States, or a WTO investor-controlled entity, as defined in the Investment Act) would be reviewable under the Investment Act if it were an investment to acquire direct control, through a purchase of assets or voting interests, of the Company and the value of the assets of the Company equalled or exceeded $218 million, the threshold established for 2001, as indicated on the financial statements of the Company for its fiscal year immediately preceding the implementation of the investment. In subsequent years, such threshold amount may be increased or decreased in accordance with the provisions of the Investment Act.

An investment in common shares of the Company by a non-Canadian, other than a WTO investor, would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets were $5.0 million or more, as indicated on the financial statements of the Company for its fiscal year immediately preceding the implementation of the investment.

A non-Canadian, whether a WTO investor or otherwise, would acquire control of the Company for the purposes of the Investment Act if he, she or it acquired a majority of the common shares of the Company or acquired all or substantially all of the assets used in conjunction with the Company’s business. The acquisition of less than a majority, but one-third or more of the common shares of the Company, would be presumed to be an acquisition of control of the Company unless it could be established that the Company was not controlled in fact by the acquirer through the ownership of the common shares.

The Investment Act would not apply to certain transactions in relation to common shares of the Company, including:

(a)

an acquisition of common shares of the Company by any person if the acquisition were made in the ordinary course of that person’s business as a trader or dealer in securities;

(b)

an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

(c)

an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

E.

Taxation

The following comments summarise the material Canadian Federal Income Tax consequences for a shareholder of the Company who is a non-resident of Canada and who is a resident of the United States.  These comments are intended to provide only a brief outline and are not a substitute for advice from a shareholder’s own tax advisor for the specific tax consequences to them as a result of their individual circumstances.  They do not anticipate statutory or regulatory amendments.  There is a reciprocal tax treaty between the United States and Canada.

The provisions of the Income Tax Act (Canada) (the “Tax Act”) are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention, 1980 (the “Convention”).

Under Article X of the Convention, dividends paid by Canadian corporations to non-resident U.S. shareholders are subject to a withholding tax of 15%.  The rate of withholding tax on dividends is reduced to 5% if the beneficial owner is a U.S. company, which owns at least 10% of the voting stock of the company paying the dividend.

A U.S. shareholder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is “taxable Canadian property” to the shareholder thereof and the U.S. shareholder is not entitled to relief under the Treaty.

A Common Share will be taxable Canadian property to a U.S. shareholder if, at any time during the 60 month period ending at the time of disposition, the U.S. shareholder or persons with whom the U.S. shareholder did not deal at arm’s length owned, or had options, warrants or other rights to acquire, 25% or more of the Registrant’s issued shares of any class or series.  In the case of a U.S. shareholder to whom Common Shares represent taxable Canadian property, tax under the Tax Act will be payable on a capital gain realized on a disposition of such shares in the open market by reason of the Treaty.

The Convention gives protection to United States residents from Canadian tax on certain benefits derived from the alienation of property.  There is no protection for a gain on a disposition of shares the value of which is derived principally from real property in Canada.  The Company’s operations are such that the Company does not intend to hold real property in Canada.

Revenue Canada has indicated that it considers the protection of the Convention with respect to capital gains extend to a “deemed disposition” under the Tax Act, including the “deemed disposition” arising from the death of a taxpayer.

The reader should be aware that the Company could be considered as passive foreign investment company for United States federal income tax purposes.  Under section 1296 of the Internal Revenue Code of the United States, a foreign corporation is treated as a foreign investment company (a “PFIC”) if it earns 75% or more of its gross income from passive sources or if 50% or more of the value of its assets produce passive income.

Because the Company may have been a PFIC for the period ended December 31, 1999 and for its year ending March 31, 1999, and may have been a PFIC for some of its fiscal years ending before that date, each U.S. shareholder of the Company should consult a tax advisor with respect to how the PFIC rules may affect such shareholder’s tax situation.  In particular, a U.S. shareholder should determine whether such shareholder should elect to have the Company be treated as a Qualified Electing Fund in the event the Company is a PFIC.  This might avoid adverse U.S. federal income tax consequences that may otherwise result from the Company should it be treated as a PFIC.

F.

Dividends and Paying Agents

This section is not applicable to the Company as this is an Annual Report.

G.

Statement by Experts

This section is not applicable to the Company as this is an Annual Report.

H.

Documents on Display

The above contracts respecting the Company may be inspected at the registered and records offices for the Company in the Province of British Columbia, located at Suite 620 – 650 West Georgia Street, Vancouver, British Columbia, V6B 4N9 for a period of 30 days following the filing of this Annual Report.

I.

Subsidiary Information

All of the information with respect to Lute, the wholly owned subsidiary of the Company as of October 24, 2001 has been discussed throughout this Annual Report.

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company currently has no revenues.  All of the Company’s expenditures are in Canada, and accordingly the Canadian dollar is the functional currency.  The Company’s financial instruments are comprised of trade accounts receivables and payables which are subject to normal credit risks.

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.

Debt Securities

This section is not applicable to the Company as this is an Annual Report.

B.

Warrants and Rights

This section is not applicable to the Company as this is an Annual Report.

C.

Other Securities

This section is not applicable to the Company as this is an Annual Report.

D.

American Depositary Shares

This section is not applicable to the Company as this is an Annual Report.

PART II

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

This Annual Report does not relate to any offering of the Company’s securities.  Therefore, this section is not applicable to the Company.

ITEM 15 – CONTROLS AND PROCEDURES

A.

Evaluation of Disclosure Controls and Procedures

The term “disclosure controls and procedures” (defined in Rule 13a-15(c) and 15d-15(c)) refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files under the Securities and Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarized and reported within required time periods.  The Company’s President and Chief Financial Officer, who also serves as the principal financial officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days before the filing of this Annual Report, and they concluded that, as of such date, the Company’s controls and procedures were effective.

B.

Change in Internal Controls

The Company maintains a system of internal accounting controls that are designed to provide reasonable assurance that its books and records accurately reflect its transactions and that established policies and procedures are followed.  There were no significant changes to the Company’s internal controls or in other factors that could significantly affect its internal controls subsequent to such evaluation.

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT

As of March 31, 2003, the Company had an audit committee comprised of Gary Schellenberg, Paul Chung and Bruce Lock.  The audit committee financial expert serving on the committee at that time was Paul Chung.  As of September 17, 2003, the Company audit committee is comprised of Cindy Perks, Jim Chapman and Anna Marie Cain.  The audit committee financial expert as at the date of the filing of this Annual Report is Cindy Perks.

ITEM 16B – CODE OF ETHICS

Currently, the Company has not adopted a Code of Ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions as the Company has been fairly inactive over the last fiscal year searching for a suitable business to vend into the Company.  However, the Company does intend to adopt a Code of Ethics that are reasonably designed to deter wrongdoing and to promote:

(1)

Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(2)

Full, fair, accurate, timely, and understandable disclosure in reports and documents that a registrant files with, or submits to, the SEC and in other public communications made by the Company;

(3)

Compliance with applicable governmental laws, rules and regulations;

(4)

The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

(5)

Accountability for adherence to the code.

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

A.

Audit Fees

During the fiscal year ended March 31, 2003, the Company incurred approximately $5,600 in fees to its principal independent accountant for professional services rendered in connection with audit of the Company’s financial statements for the fiscal year ended March 31, 2003.

B.

Audit-Related Fees

During the fiscal year ended March 31, 2003, the Company did not incur any fees for assurance or related services rendered by its principal independent accountant that are reasonably related to the performance of the audit or review of the Company’s financial statements that are not reported in the section captioned “Audit Fees” hereinabove.

C.

Tax Fees

During the fiscal year ended March 31, 2003, the Company did not incur any fees for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.

D.

All Other Fees

During the fiscal year ended March 31, 2003, the Company did not incur any other fees for products or services provided by the principal independent accountant, other than the services reported in the sections captioned “Audit Fee”, “Audit-Related Fees”, or “Tax Fees” hereinabove.

ITEM 17 – FINANCIAL STATEMENTS

The audited financial statements for the Company have been prepared in accordance with accounting principles generally accepted in Canada.  There are three differences between accounting principles generally accepted in Canada as opposed to those generally accepted in the United States that affect the Company and these are: stock compensation on escrow shares, weighted average outstanding shares for loss per share calculations, and capitalization of resource property costs.

With respect to escrow shares: in Canada, when escrow shares, which are issued at nominal prices, are released from escrow no compensation expense is recorded whereas in the US, such release triggers a compensation which affects the compensation expense and the share capital.

With respect to the weighted average outstanding shares for loss per share calculations: in Canada, the weighted average outstanding shares include escrow shares issued but not released, whereas in the US, the escrow shares cannot enter into the calculation until released from escrow.

With respect to resource property costs: in Canada all exploration costs for properties to which a company retains title and continues exploration work, are capitalized and put on the balance sheet whereas in the US such costs are expensed annually unless there is an engineering report on hand which will determine a net realizable value to justify the capitalization.

The audited financial statements for the Company for March 31, 2003 and 2002 are attached hereto and form a material part of this Annual Report.

ITEM 18 – FINANCIAL STATEMENTS

Not applicable.

ITEM 19 – EXHIBITS

(A)

Financial Statements

This Annual Report contains the following financial statements and information respecting the Company:

1.

Auditors' Report for the Company’s financial statements for the period ended March 31, 2003;

2.

Comments by Auditors for U.S. Readers on Canada -U.S. Reporting Conflict;

3.

Consolidated Balance Sheet for the Company dated March 31, 2003;

4.

Consolidated Statement of Operations and Deficit for the Company for the period ended March 31, 2003;

5.

Consolidated Statement of Cash Flow for the Company for the period ended March 31, 2003; and

6.

Notes to Consolidated Financial Statements for the Company.

(B)

Exhibits

This Annual Report contains the following Exhibits respecting the Company:

4.

Material Contracts:

(a)

“Letter of Intent”, which was executed on May 30, 2003, among the Company and P-CE Computers, Inc., a private Nevada corporation.

(b)

“Letter of Intent”, which was executed on September 3, 2003, among the Company and TNR Resources Ltd., a public British Columbia company.

99.

Additional Exhibits:

(a)

Certification of Disclosure in Secureview Systems Inc.’s Annual Report by Don Perks.

(b)

Certification of Disclosure in Secureview Systems Inc.’s Annual Report by Anna Marie Cain.

SECUREVIEW SYSTEMS INC

SECUREVIEW SYSTEMS INC.

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003

and

MARCH 31, 2002

D E  V I S S E R  G R A Y

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS’ REPORT

To the Shareholders of Secureview Systems Inc.

We have audited the consolidated balance sheets of Secureview Systems Inc. as at March 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the three years ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2003 and 2002 and the results of its operations and its cash flows for each of the three years ended, in accordance with Canadian generally accepted accounting principles.  As required by the Company Act (British Columbia) we report that, in our opinion, these principles have been applied on a consistent basis.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

August 14, 2003

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements.  Although we conducted our audits in accordance with both Canadian and U.S. generally accepted auditing standards, our report to the shareholders dated August 14, 2003 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

August 14, 2003

See notes to the consolidated financial statements

SECUREVIEW SYSTEMS INC.

Consolidated Balance Sheets

As at March 31,

(Stated in Canadian Dollars)

	2003 $	2002 $
A S S E T S

Current
Cash	312	19,199
Accounts receivable	1,687	19,390
	1,999	38,589

Capital assets	1,754	2,506
Goodwill (note 10)	1	1
Deferred costs (note 3)	1	1
	3,755	41,097

L I A B I L I T I E S
Current
Accounts payable and accrued liabilities	136,352	146,346
Loan payable (note 8)	125,000	125,000
Due to related parties (note 4)	176,193	94,124
	437,545	365,470

S H A R E H O L D E R S’ D E F I C I E N C Y

Share capital (note 5)	4,905,523	4,892,377
Deficit	(5,339,313)	(5,216,750)
	(433,790)	(324,373)
	3,755	41,097

Continuing operations (note 1)

Approved by the Board of Directors:
Gary Schellenberg	Bruce Lock

See notes to the consolidated financial statements

SECUREVIEW SYSTEMS INC.

Consolidated Statements of Operations and Deficit

For the Years Ended March 31,

(Stated in Canadian Dollars)

	2003 $	2002 $	2001 $
Expenses
Accounting, legal and audit	28,837	58,810	40,788
Amortization	752	1,479	1,607
Bank charges and interest	16,765	15,570	833
Consulting fees	16,612	41,024	29,400
Forgiveness of debt	(50,000)	-	-
Interest and foreign exchange	(14)	(13,273)	(5,113)
Investor relations	5,136	7,515	19,525
Management fees	30,000	30,000	30,000
Office and administration	32,225	35,611	41,801
Rent	22,500	21,000	30,250
Travel and accommodation	-	-	811
Trust and filing fees	7,304	9,092	9,489
Write-down of goodwill	-	201,695	-
Write-off of interest and loan receivable (note 9)	12,446	182,375	-
Write-off of capital assets	-	9,973	-
Write-off of deferred development costs (note 7)	-	355,507	-
Write-off of mineral property costs	-	-	469,467

Net loss from continuing operations	(122,563)	(956,378)	(668,858)
Net loss from discontinued operations (note 11)	-	-	(181,306)

Net loss for the year	(122,563)	(956,378)	(850,164)
Deficit - beginning of year	(5,216,750)	(4,260,372)	(3,410,208)
Deficit - end of year	(5,339,313)	(5,216,750)	(4,260,372)

Loss per share (note 6)	$ (0.01)	$ (0.16)	$ (0.57)
Loss per share from continuing operations	$ (0.01)	$ (0.16)	$ (0.45)
Loss per share from discontinued operations	$ -	$ -	$ (0.12)

See notes to the consolidated financial statements

SECUREVIEW SYSTEMS INC.

Consolidated Statements of Cash Flows

For the Years Ended March 31,

(Stated in Canadian Dollars)

	2003 $	2002 $	2001 $
Operating Activities
Net loss from continuing operations	(122,563)	(956,378)	(668,858)
Adjustments for items not involving cash:
Forgiveness of debt	(50,000)	-	-
Amortization	752	1,479	1,607
Write-off of interest and loan receivable	12,446	182,375	-
Write-off of mineral property	-	-	469,467
Write-off of deferred costs/assets	-	365,480	-
Write-down of goodwill	-	201,695	-
Shares issued for debt/interest	12,186	700	-
	(147,179)	(204,649)	(197,784)
Changes in non-cash working capital components from the previous year and from current business combination:
Accounts receivable	5,257	(12,335)	8,611
Prepaid expenses	-	1,338	4,961
Accounts payable and accrued liabilities	40,966	328,591	(6,919)
Due to/from related parties	82,069	(103,231)	26,923
Net loans payable	-	(68,000)	-
	(18,887)	(58,286)	(164,208)
Investing Activities
Capital asset acquisition	-	-	(2,362)
Cash of Lute acquired at acquisition	-	128	-
Loan advances, net of repayments	-	(182,375)	-
	-	(182,247)	(2,362)
Financing Activities
Advance of loan payable	-	140,300	-
Common shares issued, net of issue costs	-	109,902	-
	-	250,202	-
Cash used in discontinued operations (note 11)	-	-	(134,816)

Net cash (used) provided during the year	(18,887)	9,669	(301,386)
Cash - beginning of year	19,199	9,530	310,916
Cash - end of year	312	19,199	9,530

Supplemental Disclosure of Non-Cash Investing and Financing Activities:

During the year ended March 31, 2003, the Company issued 137,000 common shares at a value of US$0.06 per share in the total amount of $13,146 for debt.

During the year ended March 31, 2002, 2,675,000 common shares were issued to acquire the net assets of Lute Linux.com, 2,000,000 shares were issued to a company related by a common director for the assigned right to acquire LuteLinux.com, and an aggregate of 6,850,000 shares were issued at $0.04 per share to settle $274,000 in debts, comprised of $53,000 in related party debt, a $16,000 loan repayment (inclusive of interest of $700) and $205,000 in convertible debt.  Refer also to note 10.

See notes to the consolidated financial statements

SECUREVIEW SYSTEMS INC.

Notes to the Consolidated Financial Statements

March 31, 2003, 2002, and 2001

(Stated in Canadian Dollars)

1.

NATURE OF OPERATIONS

The Company has an interest in a software development, training and consulting company, Lute Linux.com (“Lute”), which is currently inactive.  In the prior year, the Company’s business was the operation of an internet sports contest web site, Prosportspool.com, and prior to that the Company’s business focus had been the acquisition and exploration of resource properties.  The Company has not yet determined whether the sole resource property in which it retains an interest contains mineral reserves that are economically recoverable.

Refer to notes 10 and 14.

The Company’s subsidiary, Lute Linux.com (“Lute”), which the Company acquired on October 24, 2001, was developing the “Fedcam”, an inexpensive remote monitoring system that operates through the internet and secure website.  This project is currently not being funded by the Company.

These financial statements have been prepared assuming the Company will continue on a going-concern basis.  The Company has incurred losses since inception and currently has a working capital deficiency of $435,546 (2002 - $326,881) and a capital deficiency of $433,790 (2002 - $324,373).  The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations.  Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in the balance sheets.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differ from U.S. GAAP as described in note 13.

Deferred Costs

Exploration costs are deferred until the properties are to be placed into production, sold or abandoned.  These deferred costs are to be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production or written-off if the properties are sold, allowed to lapse, or abandoned.

Cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of mineral properties.  Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.  The recorded cost of mineral claims and their related deferred exploration costs represent costs incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its properties on a periodic basis and will recognize an impairment in value based upon current exploration or production results, if any, and upon management’s assessment of the future probability of profitable revenues from the property or from sale of the property.  Management’s assessment of the property’s estimated current fair market value is also based upon a review of similar property transactions that have occurred in the same geographic area as that of the property under review.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Assets

The Company evaluates the carrying costs of its long-lived assets at each reporting date for fair value based upon market comparatives and management’s best estimate of the ability of the asset to generate future profits.  Any impairment will result in the asset being written-down to management’s determination of its net realizable value.

Measurement Uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period.  Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amount of cash, accounts receivable, accounts payable and accrued liabilities approximate their aggregate fair value due to the short term nature of virtually all of their component balances.

Share Capital and Deferred Share Issue Costs

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the trading price of the Company’s shares on the TSX Venture Exchange on the date of the agreement to issue the shares.

Costs incurred to issue shares are deferred until the shares are issued at which time these costs are charged to share capital.

Stock-based Compensation

Effective April 1, 2002, the Company adopted the new Recommendation of the Canadian Institute of Chartered Accountants relating to the accounting for stock-based compensation and other stock-based payments.  Under the new standard, payments to non- employees and to employees that are direct awards of stock, that call for settlement in cash or other assets, or that are stock appreciation rights which call for settlement by the issuance of equity instruments, are accounted for using the fair value method and are included in operations, with an offset to contributed surplus.  No compensation expense is recorded for all other non-cash stock-based employee compensation awards; however, pro-forma disclosure of net income and earning per share, had the Company used the fair value method, is presented.

Prior to the adoption of the new standard, no compensation expense was calculated, recorded or otherwise disclosed for the Company’s stock-based incentive plans when options were granted.  Any consideration paid by those exercising stock options was, and continues to be, credited to share capital upon receipt.

The new Recommendations are applied prospectively.  The adoption of this new standard has resulted in no changes to amounts previously reported.  As the Company has issued no stock options in the current year, there is also no impact on these financial statements.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.

Goodwill

Goodwill is recorded at cost, less any write-down for impairment.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comparative Figures

Certain of the prior year’s comparative figures have been reclassified in conformity with the current year’s presentation.

Income Taxes

The Company accounts for and measures future tax assets and liabilities in accordance with the liability method under which future tax assets and liabilities are recognized for their future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.  The Company has taken a valuation allowance for the full amount of all potential tax assets.

The Company’s accounting policy for future income taxes has no effect on the financial statements of any of the fiscal years presented.

3.

DEFERRED COSTS

The Company’s property is located in Kamloops, British Columbia.

Harper Creek Property

Kamloops Mining Division

British Columbia

The Company has a 100% interest in 112 mineral claims.  The claim group is subject to a 2.5% Net Smelter royalty (NSR).  Should the project advance to the feasibility study stage, the original vendor of the property has the option of earning back a 50% interest and becoming operator of the project in consideration for payment to the Company of $100,000 and an amount which is double the exploration costs that the Company has paid to that date within the following two year period.  The Company may purchase two-fifths of the NSR by the payment of $500,000 for each one-fifth acquired.  The Company wrote-down the property to a nominal amount during 2001.

4.

RELATED PARTY TRANSACTIONS

The amounts due to or from related parties are unsecured, non-interest bearing and have no fixed terms for repayment.

During the current fiscal year, directors and companies with common directors received $82,181 (2002 - $107,311; 2001 - $92,623) for consulting, administrative, rent, office, shareholder relations and management services and at March 31, 2003 were owed an aggregate of $176,193 (2002 - $94,124; 2001 - $32,518) for these services.

5.

SHARE CAPITAL

a)

Authorized share capital consists of 100,000,000 common shares without par value.

	Price per share $	Number of shares	Total $
Issued at March 31, 2001		7,431,565	4,235,474

Share consolidation on a 5 for 1 basis	-	(5,945,252)	-
Stock options exercised	0.50	79,600	39,800
	0.096	417,729	40,102
Private placement	0.20	150,000	30,000
Shares issued for acquisition of Lute	-	2,675,000	1
Shares issued for assignment of agreement to acquire Lute	0.1365	2,000,000	273,000
Shares for debt	0.04	400,000	16,000
Convertible debenture	0.04	6,450,000	258,000
		6,227,077	656,903

Issued at March 31, 2002		13,658,642	4,892,377
Shares for debt	0.096	137,000	13,146
Issued at March 31, 2003		13,795,642	4,905,523

b)

Summary of stock options outstanding at March 31, 2003:

Type of Issue	Number Outstanding	Exercise Price	Expiry Date
		$
Options	427,729	0.095	January 21, 2007

The following is a summary of the changes in the Company’s stock options for 2003, 2002, and 2001 fiscal years:

	2003		2002		2001
	Number of Shares	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $
Fixed Options
Balance at beginning of year	427,729	0.10	988,000	0.16	488,000	0.32
Granted	-	-	427,729	0.10	500,000	0.13
Repriced	-	-	-	-	578,000	0.10
Exercised	-	-	(398,000)	0.10	-	-
Cancelled	-	-	(590,000)	0.20	(578,000)	0.21
Outstanding and exercisable at end of year	427,729	0.10	427,729	0.10	988,000	0.16

6.

LOSS PER SHARE

As required under Canadian GAAP, loss per share was calculated using the weighted average number of common shares outstanding during the year and does not include allotted shares or common stock equivalents.  Loss per share under the U.S. GAAP, which would include allotted shares and common stock equivalents, has not been presented since the inclusion of these items would be anti-dilutive to the loss per share calculation.

7.

DEFERRED DEVELOPMENT COSTS

The Company had deferred development costs of $355,507 prior to March 31, 2002, which were costs that had been incurred by Lute before its acquisition by the Company.  Those costs were incurred to develop a version of the Linux operating system, training manuals and courses and a certificates program.  Management of the Company had believed that the project and its market was clearly defined, technically feasible, and that the Company would be able to obtain adequate resources to complete the project.  At March 31, 2002 the Company wrote-off these costs as it was unable to continue to fund the business.

8.

LOAN PAYABLE

During the year ended March 31, 2002, the Company borrowed $140,300 under promissory notes bearing interest at effective rates of 12% and 12.68% per annum, of which $15,300 was repaid prior to March 31, 2002 by the Company issuing 400,000 common shares.

9.

LOAN RECEIVABLE

The Company had advanced to On-Track Computer Ltd. (“On-Track”) $207,416, which was originally for the purchase of up to 5% of the outstanding shares of On-Track.  The Company subsequently decided not to acquire On-Track.  On March 14, 2002, the Company and On-Track agreed to apply $150,000 of this amount in exchange for all of the Web Cam development costs incurred by On-Track to May 31, 2001, with the balance repayable as a loan at $2,500 per month until May 31, 2003.  On-Track also will receive 75% of the royalties paid on any profits derived from the Web Cam to May 31, 2003.

The Company wrote off the loan receivable and accrued interest when it ceased funding Lute and the Web Cam business.

10.

BUSINESS COMBINATION

The Company issued 2,000,000 common shares to Argent Resources Ltd. for the assignment of an agreement to acquire Lute, and also issued 2,675,000 common shares to acquire all of the issued share purchase warrants and outstanding common shares of Lute.

The earnings of Lute after October 24, 2001, the date of its acquisition by the Company, have been included in the Company’s operations.

The combination has been recorded as a purchase of Lute by the Company for aggregate consideration of $273,001, allocated as follows:

10.

BUSINESS COMBINATION (continued)

$
Net assets of Lute acquired (1)
Cash	128
Accounts receivable	4,389
Loans receivable	37,000
Capital assets	9,973
Deferred development costs	355,507
Accounts payable	(18,692)
Loans payable	(105,000)
Due to related parties	(212,000)
Net assets	71,305

Goodwill calculation
Share capital issued for acquisition	1
Share capital issued for assignment fee - Argent Resources Ltd.	273,000
Less: net assets acquired	(71,305)
Goodwill	201,696

(1) On October 24, 2001, the date of acquisition

The Company ceased funding Lute and as a consequence the goodwill has been written down to a nominal amount.

11.

DISCONTINUED OPERATIONS

On January 14, 2001, the Company ceased operation of its Internet sports contests business Prosportspool.com.  The business was not profitable and the Company has abandoned it.  This segment of the Company’s operating results for all years presented is reflected as discontinued operations.

The results of discontinued operations are as follows:

Statements of Operations	2003 $	2002 $	2001 $
Expenses:
Advertising	-	-	62,871
Prosportspool	-	-	71,945

Loss before other item	-	-	(134,816)
Write-off of acquisition costs	-	-	(46,490)
Net loss from discontinued operations	-	-	(181,306)

Statements of Cash Flows

Net cash was utilized in discontinued operations as follows:

Operating activities	-	-	(134,816)

12.

INCOME TAXES

At March 31, 2003, the Company has non-capital losses of approximately $2.0 million expiring prior to 2009, and other tax loss pools aggregating $1.8 million that are available to reduce taxable income in future years.  The potential benefit resulting from the future application of these amounts have not been reflected in the financial statements as it cannot be considered likely that they will be utilized.

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures are deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written-off.  Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production.  The following (a) to (d) provides a summary of the impact on these financial statements that would result from the application of U.S. accounting principles to deferred property costs.

	March 31,
a) Assets	2003 $	2002 $	2001 $
Deferred property costs following Canadian GAAP	1	1	1
Less: Deferred property costs	(1)	(1)	(1)
Deferred property costs following U.S. GAAP	-	-	-

b) Operations
Net loss following Canadian GAAP	(122,563)	(956,378)	(850,164)
Deferred property costs written-off under Canadian GAAP	-	-	469,467
Net loss under U.S. GAAP	(122,563)	(956,378)	(380,697)

c) Deficit
Closing deficit under Canadian GAAP	(5,339,313)	(5,216,750)	(4,260,372)
Adjustment to deficit for deferred property costs written-off under U.S GAAP	(1)	(1)	(1)
Closing deficit under U.S. GAAP	(5,339,314)	(5,216,751)	(4,260,373)

d) Cash Flows – Operating Activities
Cash from (applied to) operations under Canadian GAAP	(18,887)	(58,286)	(164,208)
Add net loss following Canadian GAAP	122,563	956,378	850,164
Less net loss following U.S. GAAP	(122,563)	(956,378)	(380,697)
Less non-cash deferred property expenditures expensed under U.S. GAAP	-	-	(469,467)
Cash applied to operations under U.S. GAAP	(18,887)	(58,286)	(164,208)

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

e)  Stockholders’ Equity

a)  Common Stock

Under U.S. GAAP, compensation expense must be considered for all stock options granted, requiring the Company to utilize both the intrinsic value-based or the fair value based methods of accounting for stock-based compensation.

The Company, if required to report under U.S. GAAP, would elect to apply Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees (“APB 25”) to account for all stock options granted. However, Statement of Financial Accounting Standards No. 123: Accounting for Stock-Based Compensation (“SFAS 123”) requires additional disclosure to reflect the results of the Company had it elected to follow SFAS 123.  Under APB 25, compensation cost must only be recognized for all compensatory stock options granted whenever the market price of the Company’s shares on the date of grant exceeds the exercise price.

In accordance with the mandatory SFAS 123 disclosure standard, the following table discloses the pro-forma effect of accounting for stock-based compensation under SFAS 123 on net loss and net loss per share under U.S. GAAP:

	March 31,
	2003 $	2002 $	2001 $
Net loss under U.S. GAAP as otherwise determined – per note 13(b)	(122,563)	(956,378)	(380,697)
Pro-forma effect of following SFAS 123	-	(18,392)	(274,678)
Pro-forma net loss following SFAS 123	(122,563)	(974,770)	(655,375)

Weighted-average number of shares under U.S. GAAP – per note 13(f)	13,758,108	5,796,175	1,473,978
Pro-forma loss per share following SFAS 123	$ (0.01)	$ (0.17)	$ (0.44)

f)  Loss Per Share

Under Canadian GAAP, shares held in escrow are included in the calculation of loss per share.  Under U.S. GAAP, shares held in escrow are excluded from the weighted-average number of shares outstanding until such shares are released for trading.

Additionally, Statement of Financial Accounting Standards No. 128:  Earnings per Share (“SFAS 128”) replaces the presentation of primary earning per share (“EPS”) with a presentation of both basic and diluted EPS for all entities with complex capital structures including a reconciliation of each numerator and denominator.  Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding in the year.  Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common stock and is computed similarly to fully-diluted EPS pursuant to previous accounting pronouncements.  SFAS 128 applies equally to loss per share presentations.

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

f)  Loss Per Share (continued)

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations:

	March 31,
	2003 $	2002 $	2001 $
Numerator: Net loss for the year under U.S. GAAP	(122,563)	(956,378)	(380,697)

Denominator: Weighted-average number of shares under Canadian GAAP	13,758,108	5,808,510	1,486,313
Adjustment required under U.S. GAAP (escrow shares)	(12,335)	(12,335)	(12,335)
Weighted-average number of shares under U.S. GAAP	13,745,773	5,796,175	1,473,978
Basic and diluted loss per share under U.S. GAAP	$ (0.01)	$ (0.17)	$ (0.26)

14.       SUBSEQUENT EVENTS

In addition to events mentioned elsewhere in these notes, the following occurred subsequent to March 31, 2003:

-  The Company has appointed two new directors.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ON BEHALF OF THE COMPANY, SECUREVIEW SYSTEMS INC.

Per:

/s/  Don Perks

Don Perks

President, CEO and a Director

Authorized Signatory*

Date:  October 10, 2003

*

Print the name and title of the signing officer under the signature.

EXHIBIT INDEX

EXHIBIT 4(a)

This is an Exhibit to the Form 20-F of Secureview Systems Inc.

Attached find the following materials:

“Letter of Intent”, which was executed on May 30, 2003, among the Company and P-CE Computers, Inc.

End of Exhibit 4(a)

SECUREVIEW SYSTEMS INC.

Suite 620 – 650 W. Georgia St.

Vancouver, B.C., V6B 4N9

May 22, 2003

To:

THE BOARD OF DIRECTORS OF P—CE COMPUTERS INC.

Suite 2300, 1066 W. Hastings St.

Vancouver, B.C.

V6E 3X2

Dear Sirs\Mesdames:

Re:

OFFER TO PURCHASE ALL OF THE COMMON SHARES OF P—CE COMPUTERS INC. ("PCE") FROM EACH OF THE SHAREHOLDERS OF PCE BY SECUREVIEW SYSTEMS INC. ("SECUREVIEW")

Subject to and in accordance with the terms and conditions contained herein, this binding letter of intent (the “LOI”) will set forth the basic understanding, terms and conditions relating to the proposed acquisition of all of the issued and outstanding shares of PCE, a Nevada corporation, (the "PCE Shares") from the shareholders of PCE by Secureview, a British Columbia corporation, (the "Transaction").  It is intended that the purchase of the PCE Shares will qualify under the Income Tax Act (Canada) as a tax deferred share for share exchange.  The parties agree that all reasonable commercial efforts will be made to facilitate the Transaction qualifying under the appropriate subsection of the Income Tax Act (Canada) that may be applicable and such intention shall be reflected in a formal purchase agreement.

By execution of this LOI, the parties agree to enter into a more formal purchaser agreement by way of a share exchange agreement or takeover bid circular (collectively, the “Formal Agreement”) and other documents that more fully delineate and formalize the terms outlined in this LOI, as follows:

1.

Form of Transaction.     PCE and Secureview shall enter into a share exchange agreement or takeover bid circular offer (or other appropriate documentation) contemplating that, subject to the approval of shareholders, if required, and other conditions hereinafter set forth, PCE and Secureview will exchange all of the outstanding PCE Shares for 2,500,000 common shares of Secureview.

2.

Formal Agreement.     The terms, conditions and provisions governing the proposed Transaction will be contained in a Formal Agreement, which will be prepared and executed in form and substance satisfactory to PCE and Secureview and their respective legal counsel.

3.

Due Diligence

(a)

Secureview shall complete due diligence to its satisfaction and that of its counsel, as to corporate status, compliance with applicable laws, assets, liabilities, contracts and financial condition and prospects of PCE.

(b)

PCE will provide Secureview and its respective representatives, agents and advisers with reasonable access to, and copies of, all books, records, files and documents in PCE’s possession as may be reasonably requested by Secureview in order that Secureview may satisfy itself as to all matters relating to the business, assets, operations and liabilities of PCE.

4.

Board Members.     Upon the execution of this LOI, one director of Secureview will resign and such vacancy will be filled by the appointment of Allan Quattrin as a new director of Secureview.  In addition, subsequent to the resignation of one director and the appointment of Allan Quattrin as a new director, the newly composed board of directors of Secureview will increase the board of directors by appointing one more director to the board resulting in there being four (4) members of the board of directors of Secureview.

5.

Financing in Secureview.     Subsequent to the execution of this LOI, but prior to the closing of the Formal Agreement, Secureview will use its reasonable commercial efforts to raise a minimum of $200,000 to a maximum of $500,000 in order to provide immediate working capital for Secureview and the business of PCE.

6.

Interim Secured Loan from Secureview to PCE.     Upon Secureview raising a minimum of $200,000 and up to a maximum of $500,000, Secureview agrees to hereby advance funds to PCE by way of a secured loan or loans, of which the terms of such secured loan or loans will be determined at the time of the advance of funds by Secureview to PCE.

7.

Confidentiality.     Each of PCE and Secureview agrees to treat all information (including but not limited to any information identified as "confidential" in writing and any such information which by its content or from the manner in which it is provided could reasonably be deemed to be confidential) concerning the other furnished, or to be furnished, by or on behalf of the other in accordance with the provisions of this paragraph (collectively, the "Information"), and to take, or abstain from taking, other actions set forth herein.  The Information will be used solely for the purpose of evaluating the proposed transactions, and will be kept confidential by each corporation and its officers, directors, employees, representatives, agents, and advisors; provided that (i) any of such Information may be disclosed by either corporation to its officers, directors, employees, representatives, agents, and advisors who need to know such information for the purpose of evaluating the proposed transactions, (ii) any disclosure of such information may be made to which each corporation consents in writing, (iii) such information may be disclosed if so required by law and (iv) such obligation of confidentiality shall expire upon such confidential information becoming public by means other than a breach of this paragraph.  If the proposed Transaction is not consummated, each of PCE and Secureview will promptly return all documents, contracts, records, or properties to the other.  The provisions of this paragraph shall survive the termination of this LOI.

8.

Public Disclosure.     Before the closing of the proposed Transaction, neither PCE nor Secureview shall make any public release of information regarding the matters contemplated herein except (i) that press releases in agreed form shall be issued by PCE and Secureview as promptly as is practicable after the execution of this letter, (ii) that PCE and Secureview may each continue such communications with employees, customers, suppliers, franchisees, lenders, lessors, shareholders, and other particular groups as may be legally required or necessary or appropriate and not inconsistent with the best interests of the other party or the prompt consummation of the transactions contemplated by this LOI, and (iii) as required by law.

9.

Reasonable Commercial Efforts.     Each of PCE and Secureview will negotiate in good faith and use its reasonably commercial efforts to arrive at a mutually acceptable Formal Agreement for approval, execution, and delivery on the earliest reasonably practicable date.  Secureview will pursue its due diligence investigation of the business, financial condition and prospects of PCE in good faith and with reasonable dispatch.  Each party hereto will also use its reasonably commercial efforts (subject to all the terms and conditions hereof and the Formal Agreement) to effect the closing of the Transaction and to proceed with the transactions contemplated in this LOI and the Formal Agreement as promptly as is reasonably practicable.

10

Exclusive Dealing.     During the pendency of negotiations between PCE and Secureview, each of PCE and Secureview will not, directly or indirectly, through any officer, director, agent, or otherwise, (i) solicit, initiate, or negotiate with, directly or indirectly, or encourage submission of inquiries, proposals, or offers from, any third party relating to the disposition of the assets, business or any securities of such corporation, or any part thereof (other than transactions in the ordinary course or transactions which have been initiated by a party prior to the date hereof, which in either case will not make inadvisable or impracticable the consummation of the Transaction or transactions contemplated herein) or (ii) subject to fiduciary obligations under applicable law as advised in writing by counsel, participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, the disposition of the assets, business or any securities of such corporation or any part thereof (except as contemplated in clause (i) above), and neither PCE nor Secureview will unilaterally terminate these negotiations without cause unless, despite the reasonable commercial efforts of the parties:  (a) the transactions contemplated shall not have been approved by the boards of directors of both PCE and Secureview; or (b) a material change or event (exclusive of a competing offer) not heretofore known or disclosed to both parties hereto shall have occurred that would make proceeding with such execution and approval of the Formal Agreement or such closing illegal, invalid, or contrary to the fiduciary duties of the board of directors of PCE and Secureview.  Each of PCE and Secureview agrees to immediately disclose to the other the receipt of any offer of a third party for the sale or other disposition of such corporation.

11.

Transactions in the Ordinary Course.     During the pendency of negotiations between PCE and Secureview, each of PCE and Secureview will not make or agree to make any purchase, sale or other similar transaction of assets, securities or otherwise in an amount in any transaction, greater than $5,000 without the consent of the other party hereto, which consent shall not be unreasonably withheld; except in any such case, for any such transactions which are in the ordinary course and scope of the business of such party.

12.

Costs.     PCE and Secureview will each be solely responsible for and bear all of its own respective expenses, including, without limitation, expenses of legal counsel, accountants, financial and other advisors, incurred at any time in connection with pursuing or consummating the Formal Agreement and the transactions contemplated herein.

13.

Termination Date.     Except with respect to the provisions of paragraph 7, either party hereto may terminate this LOI and thereafter this LOI shall have no force and effect and the parties shall have no further obligations hereunder if, despite the reasonable commercial efforts of the parties, the Transaction or the transactions contemplated herein are not closed by July 31, 2003, if such terminating party is not in breach of any of the binding provisions hereof, unless the deadline dates for the closing of Transaction or the transactions contemplated herein are extended as may be mutually agreed to by the parties in writing for a maximum of 14 days per extension.

14.

Execution in Counterparts.     This LOI may be executed in original or counterpart form, delivered by facsimile or otherwise, and when executed by the parties as aforesaid, shall be deemed to constitute one agreement and shall take effect as such.

15.

Governing Law.     The situs of this LOI is Vancouver, British Columbia, and for all purposes this LOI will be governed exclusively by and construed and enforced in accordance with the laws and Courts prevailing in the Province of British Columbia.

Dated this 22nd day of May, 2003

SECUREVIEW SYSTEMS INC.

Per:

/s/ Gary Schellenberg

Gary Schellenberg, CEO

P—CE COMPUTERS INC.

Per:

/s/ Allan Quattrin

Allan Quattrin, President & CEO

EXHIBIT 4(b)

This is an Exhibit to the Form 20-F of Secureview Systems Inc.

Attached find the following materials:

“Letter of Intent”, which was executed on September 3, 2003, among the Company and TNR Resources Ltd.

End of Exhibit 4(b)

TNR RESOURCES LTD.
620 - 650 West Georgia Street
Vancouver, B.C. V6B 4N9
Canada

September 03, 2003

SECUREVIEW SYSTEMS INC.
620 - 650 West Georgia Street
Vancouver, B.C. V6B 4N9
Canada

Attention:

Don Perks

Dear Sirs:

Re:

Las Carachas (the “Property”)

We provide this letter to confirm that it is our intention to enter into a formal agreement (the "Formal Agreement") by which you will acquire an option to purchase a 50% working interest in the Property. We acknowledge that this letter (the "Letter of Intent") is an expression of intent only and that it does not result in the formation of a binding agreement between us other than in respect of paragraphs 7 and 8 which will be binding obligations on the parties in accordance with their terms.  Instead, the purpose of this Letter of Intent is to establish a framework for the Financing and to serve as a guideline for preparing the Formal Agreement.

1.

For the purposes of this Letter of Intent, the following terms shall be defined as follows:

(a)

“Property” means the mineral property claims, collectively called “Las Carachas”, located in the southern part of Cajón de la Brea mountain range, at approximate coordinates 28048’00” latitude and west longitude of 69026’00” in San Juan province, Argentina.

(b)

“Secureview” means Secureview Systems Inc.., having an office at the address appearing at the top of the cover page of this Agreement; and

(c)

“TNR” means TNR Resources Ltd., having an office at the address appearing in the upper left hand corner of this Agreement, and having a 100% legal and beneficial ownership interest in the Property.

2.

TNR represents and warrants to Secureview that TNR has good and sufficient right and authority to enter into this Letter of Intent and, if the Formal Agreement is entered into, the Formal Agreement, and carry out its intentions under this Letter of Intent and, if the Formal Agreement is entered into, its obligations under the Formal Agreement.

3.

Secureview represents and warrants to TNR that Secureview has good and sufficient right and authority to enter into this Letter of Intent and, if the Formal Agreement is entered into, the Formal Agreement, and carry out its intentions under this Letter of Intent and, if the Formal Agreement is entered into, its obligations under the Formal Agreement.

4.

TNR shall grant to Secureview the sole and exclusive right and option to an undivided 50% interest in the Property (the "Interest").  In order to earn the Interest, Secureview shall:

(a)

Make expenditures on the exploration and/or development of the Property in the amount US$1,000,000 over the four year period following the execution of a Formal Agreement.  A minimum expenditure of US$100,000 during each year shall be made by Secureview, with Secureview guaranteeing to spend the first year’s minimum expenditure and

(b)

Issue to TNR a total of 50,000 common shares upon signing the Formal Agreement and then annually thereafter, commencing on the first anniversary of the execution of the Formal Agreement, and continuing for so long as Secureview is in the process of earning its interest under the Formal Agreement.

5.

Upon earning the Interest, TNR and Secureview will be deemed to have entered into an unincorporated joint venture for the further exploration and development of the Property.  TNR will act as operator.  Either party may elect to take dilution of its interest instead of participation.  The formula will be a straight line dilution on a base of US$2,000,000 with a party’s interest diluted to 10% reverting to a 5% Net Profits Interest.

6.

TNR shall provide the necessary management for the Project during the period the Formal Agreement is in effect.

7.

Except as may be required by a stock exchange or other trading facility or by any rule, regulation or law of any kind whatsoever which is applicable to a party, while this Letter of Intent is in effect and for a period of one year thereafter, each party shall keep confidential all discussions and communications between them including, without limitation, all information communicated therein and all written and printed materials of any kind whatsoever exchanged between them and, if requested by a party to do so, the other party shall arrange for its directors, officers, employees, authorized agents and representatives that are or that may become aware of the relationship between the parties created by this Letter of Intent to provide to the first party a letter confirming their agreement to be personally bound by these non-disclosure provisions.

8.

Immediately upon signing this Letter of Intent, the parties shall begin negotiations with a view to settling the form of Formal Agreement to suit their ongoing relationship.  The parties will proceed with these negotiations expeditiously and in good faith.  While the actual terms and conditions of the Formal Agreement will be determined at that time, the parties acknowledge and agree that they will follow the principles set forth herein.

9.

A mutual area of interest will be constituted within a radius of 2 kilometres from the current external boundaries of the Property.

10.

During the term of the Formal Agreement and thereafter during the joint venture, Secureview will keep the property in good standing and, in the event Secureview fails, or determines not, to earn the Interest, Secureview will ensure that all underlying property payments, work commitments, or payment in lieu, as required by the Government of Argentina  are in place for a period of not less than one year.

11.

Any notice or other communication of any kind whatsoever to be given under this Letter of Intent shall be in writing and shall be delivered by hand, email or by fax to the parties at:

Secureview Systems Inc. 620 - 650 West Georgia Street Vancouver, B.C. V6B 4N9 Canada Attention: Don Perks Fax: 604-688-6944 Email: theperks@shaw.ca	TNR Resources Ltd. 620 - 650 West Georgia Street Vancouver, B.C. V6B 4N9 Canada Attention: Gary Schellenberg Fax: 604-687-4670 Email: gschel@netrover.com or to such other addresses as may be given in writing by the parties hereto in the manner provided for in this paragraph.

12.

This Letter of Intent may not be assigned by any party hereto without the prior written consent of all of the parties hereto.

13.

This Letter of Intent shall be governed by the laws of British Columbia and the federal laws of Canada applicable therein, and the parties hereby attorn to the jurisdiction of the Courts of British Columbia.

14.

This Letter of Intent may be signed by fax and in counterpart.

IN WITNESS WHEREOF the parties have hereunto set their hands and seals effective as of the date first above written.

SIGNED, SEALED AND DELIVERED BY SECUREVIEW SYSTEMS INC. per: /s/ Don Perks Authorized Signatory Name of Signatory: Don Perks Title of Signatory: President
SIGNED, SEALED AND DELIVERED BY TNR RESOURCES LTD. per: /s/ Gary Schellenberg Authorized Signatory Name of Signatory: Gary Schellenberg Title of Signatory: President

EXHIBIT 99(a)

This is an Exhibit to the Form 20-F of Secureview Systems Inc.

Attached find the following materials:

Certification of Disclosure in Secureview Systems Inc.’s Annual Report by Don Perks

End of Exhibit 99(a)

Certification of Disclosure in

Secureview Systems Inc.’s Annual Report

In connection with the Annual Report on Form 20-F of Secureview Systems Inc. (the “Company”) for the period ended March 31, 2003, as filed with the Securities and Exchange Commission on October 9, 2003, (the “Report”), I, Don Perks, President and Chief Executive Officer of the Company, hereby certify, pursuant to the Sarbanes–Oxley Act of 2002, that:

(1)

I have reviewed this Report being filed;

(2)

Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

(3)

Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this Report;

(4)

The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have:

(i)

designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

(ii)

evaluated the effectiveness of the Company's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Report ( the "Evaluation Date"); and

(iii)

presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures based on their evaluation as of the Evaluation Date;

(5)

The Company’s other certifying officer and I have disclosed, based on our most recent evaluation, to the Company's auditors and the audit committee of the Company’s board of directors (or persons fulfilling the equivalent function):

(i)

all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data and have identified for the Company's auditors any material weaknesses in internal controls; and

(ii)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls; and

(6)

The Company’s other certifying officer and I have indicated in this Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:

October 9, 2003

/s/ Don Perks

Name:

Don Perks

Title:

President and Chief Executive Officer

EXHIBIT 99(b)

This is an Exhibit to the Form 20-F of Secureview Systems Inc.

Attached find the following materials:

Certification of Disclosure in Secureview Systems Inc.’s Annual Report by Anna Marie Cain

End of Exhibit 99(b)

Certification of Disclosure in

Secureview Systems Inc.’s Annual Report

In connection with the Annual Report on Form 20-F of Secureview Systems Inc. (the “Company”) for the period ended March 31, 2003, as filed with the Securities and Exchange Commission on October 9, 2003, (the “Report”), I, Anna Marie Cain, Chief Financial Officer of the Company, hereby certify, pursuant to the Sarbanes–Oxley Act of 2002, that:

(1)

I have reviewed this Report being filed;

(2)

Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

(3)

Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this Report;

(4)

The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have:

(i)

designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

(ii)

evaluated the effectiveness of the Company's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Report ( the "Evaluation Date"); and

(iii)

presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures based on their evaluation as of the Evaluation Date;

(5)

The Company’s other certifying officer and I have disclosed, based on our most recent evaluation, to the Company's auditors and the audit committee of the Company’s board of directors (or persons fulfilling the equivalent function):

(i)

all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data and have identified for the Company's auditors any material weaknesses in internal controls; and

(ii)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls; and

(6)

The Company’s other certifying officer and I have indicated in this Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:

October 9, 2003

/s/ Anna Marie Cain

Name:

Anna Marie Cain

Title:

Chief Financial Officer