Form 20-F/A
period 2003-03-31
SECUREVIEW SYSTEMS INC/CAN
filed 2003-10-14
CIK 1105284

United States

Securities and Exchange Commission

Washington, D.C.  20549

FORM 20-F/A No. 1

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

(a)

Certification of Disclosure in Secureview Systems Inc.’s Annual Report by Don Perks.

(b)

Certification of Disclosure in Secureview Systems Inc.’s Annual Report by Anna Marie Cain.

(c)

Certification of Don Perks pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(d)

Certification of Anna Marie Cain pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

EXHIBIT 99(c)

This is an Exhibit to the Form 20-F of Secureview Systems Inc.

Attached find the following materials:

Certification of Don Perks pursuant to Section 906

of the Sarbanes-Oxley Act of 2002

End of Exhibit 99(c)

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F for fiscal year ended March 31, 2003 of Secureview Systems Inc., a British Columbia, Canada corporation (the “Company”), as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I, Don Perks, President and Chief Executive Officer of the Company certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.

The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: October 14, 2003

/s/ Don Perks

Don Perks, President, CEO and Director

EXHIBIT 99(d)

This is an Exhibit to the Form 20-F of Secureview Systems Inc.

Attached find the following materials:

Certification of Anna Marie Cain pursuant to Section 906

of the Sarbanes-Oxley Act of 2002

End of Exhibit 99(d)

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F for fiscal year ended March 31, 2003 of Secureview Systems Inc., a British Columbia, Canada corporation (the “Company”), as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I, Anna Marie Cain, Chief Financial Officer of the Company certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.

The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: October 14, 2003

/s/ Anna Marie Cain

Anna Marie Cain, Chief Financial Officer and Director