Form 20-F
period 2004-03-31
SECUREVIEW SYSTEMS INC/CAN
filed 2004-10-12
CIK 1105284

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20F

 [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES
                             EXCHANGE ACT OF 1934.


                                       OR

      [X] ANNUAL REPORT PURSUANT TO SECTIONS 13 OR 15(D) OF THE SECURITIES
                             EXCHANGE ACT OF 1934.


                    FOR THE FISCAL YEAR ENDED MARCH 31, 2004.
                    ----------------------------------------

                                       OR

    [ ] TRANSITION REPORT PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES
                             EXCHANGE ACT OF 1934.


                         For the transition period from

                         COMMISSION FILE NUMBER: 0-30520

                             SECUREVIEW SYSTEMS INC.
              -----------------------------------------------------
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                            British Columbia, Canada
                 (Jurisdiction of incorporation or organization)

         828 West 7th Ave., Vancouver, British Columbia, Canada, V5Z 1C1
                    (Address of principal executive offices)
                                    ---------

--------------------------------------------------------------------------------

Securities to be registered pursuant to Section 12(b) of the Act.

         NONE.

Securities to be registered pursuant to Section 12(g) of the Act.

         COMMON SHARES WITHOUT PAR VALUE.
         (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

         NONE.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

16,195,642 COMMON SHARES (AS AT MARCH 31, 2004)

16,195,642 COMMON SHARES (AS AT SEPTEMBER 30, 2004)

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

         YES:    X   .     NO:           .


Indicate by checkmark which financial statement item the registrant has elected to follow:

         ITEM 17:     X   .         ITEM 18:              .

                                   ----------

--------------------------------------------------------------------------------

                                 FORM 20-F INDEX


Item No.                                                                    Page
GLOSSARY                                                                       1
FORWARD LOOKING STATEMENTS                                                     5

PART I                                                                         6
ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND
   ADVISERS                                                                    6

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE                               6

         A.       Offer Statistics                                             6
         B.       Method and Expected Timetable                                6

ITEM 3 - KEY INFORMATION                                                       6

         A.       Selected Financial Information 6 Exchange Rates              7
         B.       Capitalization and Indebtedness                              7

ITEM 4 - INFORMATION ON THE COMPANY                                            9
         A.       History and Development of the Company                       9
         B.       Business Overview                                           10
                           Cash Resources and Liquidity                       12
                           Stated Business Objectives                         12
                           Principal Products                                 12
         C. Organizational Structure 12 D. Property, Plants and Equipment     12
                           Office Space                                       12
                           Mineral Property                                   12

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS                         12
         A.       U.S. and Canadian GAAP differences                          12
         B.       The Company                                                 13

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                           14
         A.       Directors and Senior Management                             14
                           Aggregate Ownership of Securities                  15
                           Other Reporting Issuers                            15
                           Individual Bankruptcies                            15
                           Conflicts of Interest                              16
                           Other Information                                  16
         B.       Compensation                                                16
                           The Company's Executive Compensation               16
                           Compensation of the Company's Directors            18
                           Management Contracts                               18
         C.       Board Practices                                             18
         D.       Employees                                                   19
         E.       Share Ownership                                             19
                           Directors and Officers                             19
                           Public and Insider Ownership                       19

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY
          TRANSACTIONS                                                        19
         A.       Major Shareholders                                          19
         B.       Related Party Transactions                                  20
         C.       Interests of Experts and Counsel                            20

ITEM 8 - FINANCIAL INFORMATION                                                20
         A.       Consolidated Statements and other Financial Information     20
         B.       Significant Changes                                         20

ITEM 9 - THE OFFERING AND LISTING                                             20
         A.       Offer and Listing Details                                   21
         B.       Plan of Distribution                                        21
         C.       Markets                                                     22
         D.       Selling Shareholders                                        22
         E.       Dilution                                                    22
         F.       Expenses of the Issue                                       22

ITEM 10 - ADDITIONAL INFORMATION                                              22
         A.       Share Capital                                               22
         B.       Memorandum and Articles of Association                      22
                           Disclosure of Interest of Directors or Officers    22
                           Shareholdings of Directors                         23
                           Rights, Preferences and Restrictions attaching
                              to each class of Shares                         23
                           Changing the Rights of Holders of the
                              Company's Stock                                 24
                           Annual General Meetings and Extraordinary General
                                     Meetings                                 24
                                  Annual General Meeting                      24
                                  Notice                                      24
                                  Quorum                                      24
                           Limitations on the rights to own securities        25
         C.       Material Contracts                                          25
         D.       Exchange Controls                                           25
         E.       Taxation                                                    26
         F.       Dividends and Paying Agents                                 28
         G.       Statement by Experts                                        28
         H.       Documents on Display                                        28
         I.       Subsidiary Information                                      28

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT
   MARKET RISK                                                                28

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY
   SECURITIES                                                                 28
         A.       Debt Securities                                             28
         B.       Warrants and Rights                                         29
         C.       Other Securities                                            29
         D.       American Depositary Shares                                  29

PART II                                                                       29

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND
         DELINQUENCIES                                                        29

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
         HOLDERS AND USE OF PROCEEDS                                          29

ITEM 15 - CONTROLS AND PROCEDURES                                             29
         A.       Evaluation of Disclosure Controls and Procedures            29
         B.       Change in Internal Controls                                 29

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT                                   30

ITEM 16B - CODE OF ETHICS                                                     30

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES                             30
         A.       Audit Fees                                                  30
         B.       Audit Related Fees                                          30
         C.       Tax Fees                                                    31
         D.       All Other Fees                                              31

ITEM 17 - FINANCIAL STATEMENTS                                                31

ITEM 18 - FINANCIAL STATEMENTS                                                31

ITEM 19 - EXHIBITS                                                            31
         (A)      Financial Statements                                        32
         (B)      Exhibits                                                    32

SIGNATURES                                                                    33


--------------------------------------------------------------------------------



                           FORWARD LOOKING STATEMENTS

         Secureview Systems Inc. (the "COMPANY") cautions readers that certain important factors (including, without limitation, those set forth in this Form 20-F) may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F annual report (the "ANNUAL REPORT"), or that are otherwise made by or on behalf of the Company.
 For this purpose any statements contained in this Annual Report that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "except," believe," anticipate," "intend," "could," estimate" or "continue," or the negative or other variations of comparable terminology, are intended to identify forward-looking statements. In this Annual Report, unless otherwise specified, all monetary amounts are expressed in Canadian dollars. See "KEY INFORMATION - SELECTED FINANCIAL DATA - EXCHANGE RATES" for applicable exchange rates.

                                     PART 1

         ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

The following is a list of the directors and executive officers of the Company:

* Donald L. Perks President/CEO/Director appointed on August 29, 2003 Confirmed at AGM September 17, 2003

*        Cindy Perks -Director elected at AGM September 17, 2003

* Mrs. Anna Marie Cain -Secretary appointed August 29, 2003 Confirmed and elected Director at AGM September 17, 2003

*        Jim Chapmen - Director elected at AGM September 17, 2003

                ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable

A.       OFFER STATISTICS

         This Annual Report does not relate to any offering of the Company's shares. Therefore, this section is not applicable to the Company.

B.       METHOD AND EXPECTED TIMETABLE

         This Annual Report does not relate to any offering of the Company's shares. Therefore, this section is not applicable to the Company.

                            ITEM 3 - KEY INFORMATION

A.       SELECTED FINANCIAL INFORMATION

         The following summarizes certain selected financial information with respect to the Company and is qualified in its entirety by reference to the consolidated financial statements of the Company and the Notes thereto; a copy of which is attached to this Annual Report:
Notes:

         Managements' Discussions and Analysis of Financial Conditions and Results of Operations for comparability of financial results. See also note 13 for reconciliation of differences between United States and Canada financial results due to differences between United States and Canadian generally accepted accounting principles.

(1) Net Loss per share is calculated based on the weighted average number of shares outstanding during the year. Fully diluted loss per share has not been disclosed as it is anti-dilutive under US GAAP.

EXCHANGE RATES

In this Annual Report, UNLESS OTHERWISE SPECIFIED, ALL DOLLAR AMOUNTS ARE EXPRESSED IN CANADIAN DOLLARS. Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar. The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the period) and the end of the period rates for Canadian dollars, expressed in U.S. dollars, from April 1, 1999 to March 31, 2004, based on the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, were as follows:
                                           U.S. Dollars per $1.00 (CDN.)

                            Year ended March 31, 2004
-----------------------------------------------------------------------------------------------
                              2004          2003           2002          2001         2000
                              ----          ----           ----          ----         ----
-----------------------------------------------------------------------------------------------
High                         .6822          .6618         .6696         .6738        .6891
-----------------------------------------------------------------------------------------------
Low                          .6252          .6207         .6367         .6417        .6428
-----------------------------------------------------------------------------------------------
Average                      .6473          .6409         .6542         .6967        .6643
-----------------------------------------------------------------------------------------------
End of Period                .6805          .6326         .6367         .6669        .6682
-----------------------------------------------------------------------------------------------

B.       CAPITALIZATION AND INDEBTEDNESS

         This is an Annual Report, and therefore, this information is not applicable.

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

         This is an Annual Report does not relate to any offering of the Company's shares. Therefore, this section is not applicable to the Company.

D.       RISK FACTORS

         The following risk factors are those concerned with the business of the Company.

LACK OF BUSINESS HISTORY AND PROFITABILITY OF OPERATIONS

         The Company is not currently operating profitably and it should be anticipated that it will operate at a loss at least until such time as a business prospect is identified and is achieved, if production is, in fact, ever achieved. The Company has never earned a significant profit.

CURRENCY/EXCHANGE RATE RISK

         The Company anticipates most of the revenue to be earned in U.S. dollars; however, the majority of costs are expected to be incurred and paid in Canadian dollars. Exchange rate fluctuations could have an adverse effect on the Company's financial position.

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

THE COMPANY IS SUBJECT TO GOVERNMENT REGULATIONS AND ENVIRONMENTAL MATTERS

         The Company's activities are subject to extensive federal, provincial and local laws and regulations controlling not only the mining of and exploration  for  mineral  properties,  but also the  possible  effects  of such
activities  upon  the   environment.   Permits  from  a  variety  of  regulatory
authorities are required for many aspects of mine and mill operation and reclamation (see "ENVIRONMENTAL REGULATIONS" under "ITEM 4 - INFORMATION ON THE COMPANY - PROPERTY, PLANTS AND EQUIPMENT"). Future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in the development of the Company's property, the extent of which cannot be predicted. In the context of environmental permitting, the Company must comply with known standards, existing laws and regulations which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. While it is possible that the costs and delays associated with the compliance of such laws, regulations and permits could become such that the Company would not proceed with the development or operations of a mine, the Company is not aware of any material environmental constraint affecting it that would preclude the economic development or operation of the Company's property.

RISK OF "PENNY STOCK"

         The Company's common shares may be deemed to be "penny stock" as that term is defined in REGULATION Section "240.3a51-1" of the Securities and Exchange Commission (the "SEC"). Penny stocks are stocks: (a) with a price of less than U.S. $5.00 per share; (b) that are not traded on a "recognized" national exchange; (c) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ - where listed stocks must still meet requirement (a) above); or (d) in issuers with net tangible assets of less than U.S. $2,000,000 (if the issuer has been in continuous operation for at least three years) or

U.S. $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than U.S. $6,000,000 for the last three years.

         Section "15(g)" of the United States SECURITIES EXCHANGE ACT OF 1934, as amended, and REGULATION Section "240.15g(c)2" of the SEC require broker dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common shares are urged to obtain and read such disclosure carefully before purchasing any common shares that are deemed to be "penny stock.".

         Moreover, REGULATION Section "240.15g-9" of the SEC requires broker dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor.
 This procedure requires the broker dealer to: (a) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (b) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (c) provide the investor with a written statement setting forth the basis on which the broker dealer made the determination in (ii) above; and (d) receive a signed and dated copy of such statement from the investor confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common shares to resell their common shares to third parties or to otherwise dispose of them.

                       ITEM 4 - INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

INCORPORATION

         The Company was incorporated on September 18, 1985, under the laws of the Province of British Columbia under the name of Canadian Comstock Exploration Ltd. with an authorized share capital of 20,000,000 shares without par value. The Company changed its name on June 7, 1995 to American Comstock Exploration Ltd. in connection with a consolidation of its share capital on a one for four basis. The company changed its name again on February 4, 1998 to "International Comstock Exploration Ltd." in connection with a consolidation of its share capital on a one for five basis. The company changed its name again on October 2, 2001 to "Secureview Systems Inc." in connection with a consolidation of its share capital on a one for five basis. In addition, the Company increased its authorized share capital to 100,000,000 shares without par value on October 2, 2001.

CORPORATE INFORMATION

         The Company's business address and executive offices are located at 828 West 7th Ave., Vancouver, British Columbia, V5Z 1C1. The Company's telephone number is (604) 688-6933 and the Company's fax number is (604) 688-6944. The Company's agent for service in Canada is Devlin Jensen, Barristers & Solicitors, who are located at Suite 2550, 555 West Hastings Street, Vancouver, British Columbia, V6B 4N5, and who can be contacted at (604) 684-2550 or via facsimile at (604) 684-0916.

B.       BUSINESS OVERVIEW

         From its incorporation in 1985 until 1999, the Company has been engaged in the business of exploration of natural resource properties. The Company currently holds a 100% interest in the Hail-Harper Creek property nears Kamloops, B.C.

         In early 1999, in the face of an ongoing recession in the natural resource sector, the Company initiated a search for other business opportunities which culminated in May, 1999 the acquisition of the domain name ProSportsPool.com. In January 2000, the Company entered into an agreement with Internet Sports Network Inc. to develop and maintain a number of internet based games and contest. Internet Sports Network eventually developed "Fantasy Free for All" software and back end support for Nascar, Formula One, Cart series, Baseball and Hockey contests for ProSportsPool.com

         The Company launched the ProSportsool.com website on March 1, 2000 with "Fantasy Free for All" Formula 1 and NASCAR Contests. The launch of the website was accompanied by a marketing campaign that included print, billboard, and internet-banner advertising. In March 21, 2000, the Company engaged Iceberg Media.com Inc. to provide three music channels - 1Groove.com, 2Kool4Radio.com and PrimeTicket.net - for the ProSportsPool.com website. The ProSportsPool.com website added a fantasy baseball contest, and an affiliation with Altavista.com on March 27, 2000. At the beginning of April 2000, the Company launched its internet hockey contest and announced its inaugural contest winners in its auto-racing contests. The Company also announced its has become an authorized member of the Cnet.com affiliate network and has formed similar affiliations with Chipshot.com, Wrenchead.com, Quokka.com and America Online.

         To increase awareness of the ProSportspool.com website, the Company participated at the G.I. Joe 200 CART race in Portland, Oregon as well as the Toronto and Vancouver Indy races by appearing at a booth at the races signing up contestants and offering prizes to entrants.

         On January 15, 2001, due to the closing of Internet Sports Network Inc., which provides the technical architecture and sports data for the ProSportsPool.com's sports contests, the Company was forced to discontinue its sports-contest site.

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

         As of October 24, 2001, the Company signed a Share Crystallization Agreement with Lute Linux.com Corp. pursuant to the rights to do so as assigned to the Company by Argent Resources Ltd. on June 28, 2001. The agreement was completed under amended terms, which included the issuance of 2,000,000 shares to Argent instead of 3,600,000 shares and the exchange of Lute share purchase warrants for Company shares at a deemed value of $0.10 US per share, as to Russ Rossi (100,000 shares), RRGS Creative Management Corp. (2,400,000 shares) and Quest Ventures Ltd. (175,000 shares). The Company did not proceed with similar share purchase agreements with On-Track Computer Training Ltd. and related company On-Track Computer International Ltd. as originally contemplated due to market conditions. Lute focused its business development on its "Fedcam," an inexpensive remote monitoring system that allows subscribers to view their target locations via secure website. The Fedcam was being tested by the Canadian government's construction branch on its Osoyoos, British Columbia border crossing site into the United States. However, as of March 31, 2003, the Company ceased funding the Fedcam and the asset was written down to a nominal amount.

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

         As of September 3, 2003, the Company entered into a letter of intent with TNR Resources Ltd. ("TNR"), a public British Columbia, Canada company, to enter into a formal agreement whereby the Company will acquire an option to purchase a 50% working interest in TNR's Las Carachas Property in Argentina.

         The Company did not pursue the  option,

CASH RESOURCES AND LIQUIDITY

         As of March 31, 2004, the Company had approximately $2,580 in cash and a working capital deficiency of approximately $662,000.

STATED BUSINESS OBJECTIVES

The Company is seeking appropriate business opportunities and as identified will pursue the acquisition thereof.

PRINCIPAL PRODUCTS

None.

C. ORGANIZATIONAL STRUCTURE

D. PROPERTY, PLANTS AND EQUIPMENT

OFFICE SPACE

         As ofSeptember 1, 2004, the Company utilizes about 1000 square feet of office space at 828 West 7th Ave., Vancouver, B.C. and pays rent of $2,500 per month which includes office support.

MINERAL PROPERTY

None.

              ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.       U.S. AND CANADIAN GAAP DIFFERENCES

         The financial statements have been prepared in accordance with Canadian GAAP, which conform in all material respects with those of the US, except as disclosed in note 13 to the audited financial statements of the Company for March 31, 2004, 2003 and 2001.

B.       THE COMPANY

YEAR ENDED, MARCH 31 2004 COMPARED WITH THE YEAR ENDED MARCH 31, 2003

ASSETS, LIQUIDITY AND CAPITAL RESOURCES

         The Company's total assets incressed from $3,755 in 2003 to $159,361 in 2004.

         The Company's overall liabilities increased from $437,545 in 2003 to $662,700 in 2004.

         The Company's 2004 net working capital deficiency increased to $503,339 from $433,790 in 2003, largely due to the current increase in liabilities as described above.

RESULTS OF OPERATION

         The Company incurred a net loss of $144,549 for the year ended March 31, 2004, compared with a net loss of $122,563 for the year ended March 31, 2003

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

         Under US GAAP, the Company's deferred mineral property costs would therefore currently be nil, with the $1 in costs currently reflected under Canadian GAAP included in Deficit. There were no property costs incurred or written off during the 2004 fiscal year, and accordingly the differences between the allowable US and Canadian GAAP treatments of property costs would result in no change in net loss under U.S. GAAP from that reported under Canadian GAAP.

YEAR ENDED, MARCH 31 2004 COMPARED WITH THE YEAR ENDED MARCH 31, 2003

ASSETS, LIQUIDITY AND CAPITAL RESOURCES

         The Company's total assets increased from $3,755 in 2003 to $159,361 in 2004.

         The Company's overall liabilities increased from $437,545 in 2003 to $662,700 in 2004, largely as a result of an increased level of debt to companies of $293,986 and a loan payable in the amount of $125,000.

         The Company's 2004 net working capital deficiency increased to $503,339 from $437,545 in 2003, largely due to the current increase in liabilities as described above.

RESULTS OF OPERATION

         The Company incurred a net loss of $144,549 for the year ended March 31, 2004, compared with a net loss of $122,563 for the year ended March 31, 2003.

         LIQUIDITY AND CAPITAL RESOURCES

                  The Company faced the increasing difficulty in trying to raise new equity financing to support operations. During 2004, the Company did not raise any funds from equity or debt financing activities and accordingly all current operations have been funded from the pre-existing reserves of cash raised in previous fiscal years

         The Company has no residual capital commitment in respect to its discontinued operations and has no current capital commitments.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

         The names, municipality of residence and principal occupations in which each of the Directors, Executive Officers and other members of management of the Company have been engaged during the immediately preceding five years are as follows:

------------------------------------------------------------------------------------------------------------

                                                                                NUMBER OF SHARES OF THE
   NAME, MUNICIPALITY OF       PRINCIPAL OCCUPATION OR        DIRECTOR/       COMPANY BENEFICIALLY OWNED,
RESIDENCE AND POSITIONS, IF   EMPLOYMENT DURING THE PAST    OFFICER OF THE     CONTROLLED OR DIRECTED(1)
                                                                                            ------------
 ANY, HELD WITH THE COMPANY           FIVE YEARS            COMPANY SINCE
                   --------               ------                    -----
------------------------------------------------------------------------------------------------------------

DONALD L. PERKS.  RICHMOND,   BUSINESSMAN, SELF-EMPLOYED    PRESIDENT/DIR.                 0
            B.C.                                           SINCE AUGUST 29,
     PRESIDENT/DIRECTOR                                          2003
------------------------------------------------------------------------------------------------------------

                             SELF-EMPLOYED BUSINESSPERSON   DIRECTOR SINCE                 0
        CINDY PERKS.                                        SEPT. 17, 2003
      VANCOUVER, BC .
          DIRECTOR
------------------------------------------------------------------------------------------------------------
      ANNA MARIE CAIN
        SEC/CFO/DIR          SELF-EMPLOYED BUSINESSPERSON   DIRECTOR SINCE                 0
                                                            SEPT. 17, 2003
------------------------------------------------------------------------------------------------------------

         JIM CHAPMAN         SELF-EMPLOYED BUSINESSPERSON   DIRECTOR SINCE                 0
      VANCOUVER, B.C.                                       SEPT, 17, 2003
          DIRECTOR
------------------------------------------------------------------------------------------------------------

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

         There are no family relationships between any director or officer and any other director or officer except for Don and Cindy Perks, who are married.

         The  following  are  brief  profiles  of the  Directors  and  Executive
Officers of the Company: Donald L. Perks: President, is an independent businessman and is a self-employed Business Consultant.


Cindy Perks: Director, received an MBA from Mt. Ellison University and is self-employed.


Anna Marie Cain:  CFO, is self employed.

Jim Chapman: Director, is educated in engineering, and is a self-employed consultant.

AGGREGATE OWNERSHIP OF SECURITIES

         There are presently NO common shares of the Company owned by all of the Directors, Officers and promoters of the Company.

OTHER REPORTING ISSUERS

         The following Directors, Officers, promoters or other members of management of the Company have held a position as a director, officer, promoter or other member of management of other reporting issuers within years prior to the date of this Annual Report:
                                      None

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

CONFLICTS OF INTEREST

         Some of the Directors and Officers of the Company also serve as directors and/or officers of other companies and may be presented from time to time with situations or opportunities which give rise to apparent conflicts of interest which cannot be resolved by arm's length negotiations but only through exercise by the Directors and Officers of such judgement as is consistent with their fiduciary duties to the Company which arise under British Columbia and Canadian corporate law, especially insofar as taking advantage, directly or indirectly, of information or opportunities acquired in their capacities as Directors or Officers of the Company.
 All conflicts of interest will be resolved in accordance with the appropriate business corporation statute. Any transactions with Directors and Officers will be on terms consistent with industry standards and sound business practices in accordance with the fiduciary duties of those persons to the Company and, depending upon the magnitude of the transactions and the absence of any disinterested board members, may be submitted to the shareholders for their approval.

OTHER INFORMATION

         There are no family relationships between any of the Directors or Officers of the Company except for Don and Cindy Perks, who are husband and wife. The approximate percentage of business time that each Director and Officer will devote to the Company's business is as follows:

-----------------------------------------------------------------------------------------------------------
                          NAME                                          PERCENTAGE OF TIME
-----------------------------------------------------------------------------------------------------------
                             Don Perks                                          25%
-----------------------------------------------------------------------------------------------------------
                      Cindy Perks                                               5%
-----------------------------------------------------------------------------------------------------------
                    Anna Marie Cain                                             5%
-----------------------------------------------------------------------------------------------------------
                      Jim Chapman                                               5%
-----------------------------------------------------------------------------------------------------------

B.       COMPENSATION

THE COMPANY'S EXECUTIVE COMPENSATION                     NONE

         The Company's fiscal year end is the 31st day of March.

         Pursuant to Form 41 of the SECURITIES RULES (British Columbia), the Company is a "small business issuer", which is defined as a company that:

- had revenues of less than $25,000,000 in its last completed financial year;
- is not a non-redeemable investment fund or mutual fund;
- has a public float of less than $25,000,000; and
- if it is a subsidiary of another company, that other company is also a small business issuer.

         The Company has created three Executive Offices, namely that of President, Chief Financial Officer and Secretary. In this regard the Company's named Executive Officers (collectively, the "NAMED EXECUTIVE OFFICERS") are as follows:

         Donald Perks - Mr. Perks was appointed the President of the Company on August 29, 2003..

         Anna Marie Cain - Mrs. Cain was appointed the Chief Financial Officer and Secretary of the Company on September 17, 2003.

         For the purpose of this Annual Report, except as otherwise expressly provided or unless the context otherwise requires, the following words and phrases shall have the following meanings:

"EQUITY SECURITY" means securities of a company that carry a residual right to participate in earnings of that company and, upon liquidation or winding up of that company, its assets;

"OPTION" means all options, share purchase warrants and rights granted by a company or any of its subsidiaries (if any) as compensation for services rendered or otherwise in connection with office or employment;

"LTIP" means a long-term incentive plan, which is any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the company or an affiliate of the company, the price for the company's securities, or any other measure, but does not include Option or SAR plans or plans for compensation through restricted shares or restricted share units; and

"SAR" means stock appreciation right, which is a right granted by a company or any of its subsidiaries (if any) as condensation for services rendered or otherwise in connection with office or employment to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

         The following table details the compensation paid to the Company's Named Executive Officers during the fiscal year ended March 31, 2004:

                                      None

         The Company anticipates that compensation will be provided by the Company during the Company's next financial year to certain of the Named Executive Officers of the Company and in conjunction with certain management and administrative services to be provided to the Company by such Named Executive Officers or their successors.

LONG-TERM INCENTIVE PLANS - AWARDS IN MOST RECENTLY COMPLETED FINANCIAL YEAR

         During its most recently completed financial year, and for the two previously completed financial years, the Company has not awarded or instituted any LTIPs in favour of its Named Executive Officers.

OPTIONS/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

         No individual grants of Options to purchase or acquire securities of the Company or any of its subsidiaries (whether or not in tandem with SARs) or any freestanding SARs were granted or were in effect and in favour of any of the Company's Named Executive Officers during the Company's most recently completed financial year.

AGGREGATE OPTIONS/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUE

         None

DEFINED BENEFIT PLANS

         The Company does not have, and at no time during its most recently completed financial year had, any defined benefit or actuarial plans in respect of which any of its Named Executive Officers were eligible to participate.


COMPENSATION OF THE COMPANY'S DIRECTORS

         None

MANAGEMENT CONTRACTS

         None

C.       BOARD PRACTICES

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

D.       EMPLOYEES

         As of March 31, 2004, the Company had no full-time employees.

E.       SHARE OWNERSHIP

DIRECTORS AND OFFICERS

         The share ownership in the Company held directly or indirectly by the Directors and Executive Officers of the Company are as indicated in the table below:

         None

PUBLIC AND INSIDER OWNERSHIP

         As of March 31, 2004 the Directors, Officers and insiders of the Company hold an aggregate of -0-common shares of the Company on a non-fully diluted basis, being 0% of the then issued and outstanding common shares of the Company, as opposed to the public owning an aggregate of 16,195,645 common shares of the Company, or 100% of the then issued and outstanding common shares of the Company.

           ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

         To the knowledge of management of the Company, as at March 31, 2004 the following beneficially own directly or indirectly, or exercise control or direction, over common shares carrying 5% or more of the voting rights attached to any class of voting securities of the Company:

AZIMUTH CORPORATION
 PO BOX 3936
ST ANDREWS NB E5B 3S7 CAN                   1,000,000

CAPITAL ASSOCIATES
828 WEST 7TH
VANCOUVER BC V5Z 1C1 CAN                     2,500,000

CDS & CO (NCI) (1)
PO BOX 1038 STN A 25 THE ESPLANADE
 TORONTO ON
M5W 1G5 CAN                                  6,144,854


DENBIGH, JUNE
16125 109 A AVE
SURREY BC V4N 3N8 CAN                       1,112,044

DEWONCK, JUSTIN
11931 DUNFORD RD
RICHMOND BC V7E 3M6 CAN                     1,174,544


J & J RENTALS INC
PO BOX 683
MIRAMICHI NB E1V 3T7 CAN                    1,000,000

RRGS CREATIVE MANAGEMENT CORP
650 WEST GEORGIA ST #1600
VANCOUVER BC V6B 4N7 CAN                    2,000,000

Notes:
(1) The Company is informed that this shareholder is a share depository, the beneficial ownership of which is unknown to the Company. (2) This information was supplied to the Company by the Company's registrar and transfer agent, Pacific Corporate Trust Company.

         All the shareholders of the Company have the same voting rights.

         To the best of the Company's knowledge, the Company is not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

B.       RELATED PARTY TRANSACTIONS

         None of the current Directors or Officers of the Company nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions of the Company or in any proposed transaction which, in either case, has or will materially affect the Company.

C.       INTERESTS OF EXPERTS AND COUNSEL

         This section is not applicable to the Company.

                         ITEM 8 - FINANCIAL INFORMATION

A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

         The audited consolidated financial statements for the Company for the fiscal years ending March 31, 2004 and 2003 form a material part of this Annual Report. See Item "19" herein below.

B.       SIGNIFICANT CHANGES

         There have not been any significant changes in the Company since the date of the most recent interim financial statements other than those disclosed in this Annual Report.

                        ITEM 9 - THE OFFERING AND LISTING


A.       OFFER AND LISTING DETAILS

         This Annual Report does not relate to any offering of the Company's shares.

         The following table indicates the annual high and low market prices for the five most recent financial years:


-----------------------------------------------------------------------------------------------------------
                YEAR                            ANNUAL HIGH                         ANNUAL LOW
-----------------------------------------------------------------------------------------------------------
                2004                                0.16                               0.01
-----------------------------------------------------------------------------------------------------------
                2003                                0.16                               0.05
-----------------------------------------------------------------------------------------------------------
                2001                                0.40                               0.04
-----------------------------------------------------------------------------------------------------------
                2000                                0.62                               0.04
-----------------------------------------------------------------------------------------------------------
                1999                                0.52                               0.17
-----------------------------------------------------------------------------------------------------------

         The following table sets forth the high and low sale prices on the OTCBB for the common shares of the Company for each quarterly period in the two most recent fiscal years.

-----------------------------------------------------------------------------------------------------------
           QUARTER ENDED                            HIGH                               LOW
-----------------------------------------------------------------------------------------------------------
           March 31, 2004                           0.05                               0.01
-----------------------------------------------------------------------------------------------------------
         December 31, 2003                          0.05                               0.01
-----------------------------------------------------------------------------------------------------------
           September 2003                           0.13                               0.04
-----------------------------------------------------------------------------------------------------------
             June 2003                              0.16                               0.06
-----------------------------------------------------------------------------------------------------------
          March. 31, 2003                           0.16                               0.05
-----------------------------------------------------------------------------------------------------------
         December 31, 2001                          0.12                               0.07
-----------------------------------------------------------------------------------------------------------
        September 30, 2001                          0.20                              0.075
-----------------------------------------------------------------------------------------------------------
           June. 30, 2001                           0.40                              0.175
-----------------------------------------------------------------------------------------------------------

         The following table indicates the high and low market prices for each month for the most recent six months:

-----------------------------------------------------------------------------------------------------------
               MONTH                                HIGH                               LOW
-----------------------------------------------------------------------------------------------------------
            March  2004                             0.05                               0.01
-----------------------------------------------------------------------------------------------------------
           February 2004                            0.01                               0.01
-----------------------------------------------------------------------------------------------------------
            January 2004                            0.04                               0.01
-----------------------------------------------------------------------------------------------------------
           December 2003                            0.01                               0.01
-----------------------------------------------------------------------------------------------------------
           November 2003                            0.04                               0.03
-----------------------------------------------------------------------------------------------------------
            October 2003                            0.05                               0.03
-----------------------------------------------------------------------------------------------------------

B.       PLAN OF DISTRIBUTION


         This Annual Report does not relate to any offering of the Company's shares. Therefore, this section is not applicable to the Company.

C.       MARKETS

         The Company's shares were traded on the Canadian Venture Exchange (now the TSX Venture Exchange) until May 11, 2001. In addition, the Company's share have been listed and posted for trading on the NASD Over-the-Counter Bulletin Board (the "OTCBB") since February 6, 2001.

D.       SELLING SHAREHOLDERS

         This Annual Report does not relate to any offering of the Company's shares. Therefore, this section is not applicable to the Company.

E.       DILUTION

         This Annual Report does not relate to any offering of the Company's shares. Therefore, this section is not applicable to the Company.

F.       EXPENSES OF THE ISSUE

         This Annual Report does not relate to any offering of the Company's shares. Therefore, this section is not applicable to the Company.

                        ITEM 10 - ADDITIONAL INFORMATION

A.       SHARE CAPITAL

         This section is not applicable to the Company as this is an Annual Report.

B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

         This information is incorporated by reference to the Form 20-F Registration Statement that was filed with the SEC on January 28, 2000.

DISCLOSURE OF INTEREST OF DIRECTORS

         A Director of the Company who is a party to a material contract or proposed material contract with the Company, or is a director of, or has a material interest in, any person who is a party to a material contract or proposed material contract with the Company shall disclose the nature and extent of his interest at the time and in the manner provided in the COMPANY ACT (British Columbia) (herein, only, the "ACT"). Except as provided in the Act, no such Director or Officer of the Company shall vote on any resolution to approve such contracts but each such director may be counted to determine the presence of a quorum at the meeting of Directors where such vote is being taken if provided for in the Articles of Association.


         The Company's Articles of Association provide as follows:

"15.1 A director who is, in any way, directly or indirectly, interested in a proposed contract or transaction with the Company or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a Director shall declare the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict with his duty and interest as a Director, as the case may be, in accordance with the provisions of the Company Act.

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

(iv) purchasing and maintaining insurance to cover Directors against liability incurred by them as Directors under section 152 of the Company Act; or

(v) the indemnification of any Director by the Company under Section 152 of the Company Act."

SHAREHOLDINGS OF DIRECTORS

         The Company's Articles of Association provide as follows:

"12.3 A director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by the Company Act, to become or act as a Director."

RIGHTS, PREFERENCES AND RESTRICTIONS ATTACHING TO EACH CLASS OF SHARES

         The common shares of the Company contain all the rights which include:

(a) the right to vote at any meeting of shareholders;

(b) the right to receive any dividend declared by the Company; and

(c) the right to receive the remaining property of the Company on dissolution.

         There are no restrictions on the transfer of the Company's common shares.

CHANGING THE RIGHTS OF HOLDERS OF THE COMPANY'S STOCK

         In order to change the rights of holders of the Company's stock, the shareholders of that class of the Company's stock must pass a special resolution by a majority of not less than three-quarters (3/4s) of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution.

ANNUAL GENERAL MEETINGS AND EXTRAORDINARY GENERAL MEETINGS

         ANNUAL GENERAL MEETING

         Subject to the provisions of Section "146" of the Act, the annual general meeting of the shareholders shall be held on such day in each year and at such time as the Board of Directors may determine at any place within British Columbia, or at a place out of British Columbia the Registrar of Companies for British Columbia, on application made to the Registrar of Companies by a company, approves.

         NOTICE

         Subject to the provisions of Sections "143" of the Act, every company must give its shareholders not less than 21 days' notice of any general meeting of the company, but those shareholders may waive or reduce the period of notice for a particular meeting by unanimous consent in writing.

         QUORUM

         Subject to the provisions of Section "144" of the Act, the Company's Articles of Association provide as follows:

"10.3 Save as herein otherwise provided a quorum shall be two persons present and being, or representing by proxy, members holding not less than one-twentieth of the issued shares entitled to be voted at the meeting. If there is only one member the quorum is one person present and being, or representing by proxy, such member. The Directors, the Secretary or, in his absence, an Assistant Secretary, and the solicitor of the Company shall be entitled to attend at any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he shall be a member or proxyholder entitled to vote thereat."

LIMITATIONS ON THE RIGHT TO OWN SECURITIES

         There are no limits on the rights of non-residents or foreign shareholders to hold or exercise voting rights on the securities.

C.       MATERIAL CONTRACTS

         The only material contracts that the Company has entered into during the preceding two years are the following:

1. "Letter of Intent", which was executed on June 25, 2002, among the Company and Estwind Energy, all as described under the section captioned "Business Overview" under Item "4" hereinabove.


2. "Letter of Intent", which was executed on May 30, 2002, among the Company and P-CE Computers, Inc., a private Nevada corporation, all as described under the section captioned "Business Overview" under Item "4" hereinabove.


3. "Letter of Intent", which was executed on September 3, 2003, among the Company and TNR Resources Ltd., a public British Columbia company, all as described under the section captioned "Business Overview" under Item "4" hereinabove.

D. EXCHANGE CONTROLS

         There is no law or government decree of regulation in Canada that restricts the export or import of capital, or that affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. See the section captioned "Taxation" hereinbelow.

         There is no limitation imposed by Canadian law or by the Articles of Association or other charter documents of the Company on the right of a non-resident to hold or vote common shares of the Company, other than as provided in the INVESTMENT CANADA ACT (Canada), as amended (the "INVESTMENT ACT").

         The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is a "non-Canadian" as defined in the Investment Act, unless, after review the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. If an investment by a non-Canadian is not a reviewable investment, it nevertheless requires the filing of a short notice which may be given at any time up to 30 days after the implementation of the investment.

         An investment in common shares of the Company by a non-Canadian that is a "WTO INVESTOR" (an individual or other entity that is a national of, or has the right of permanent residence in, a member of the World Trade Organization, current members of which include the European Community, Germany, Japan, Mexico, the United Kingdom and the United States, or a WTO investor-controlled entity, as defined in the Investment Act) would be reviewable under the Investment Act if it were an investment to acquire direct control, through a purchase of assets or voting interests, of the Company and the value of the assets of the Company equalled or exceeded $218 million, the threshold established for 2001, as indicated on the financial statements of the Company for its fiscal year immediately preceding the implementation of the investment. In subsequent years, such threshold amount may be increased or decreased in accordance with the provisions of the Investment Act.

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

         A non-Canadian, whether a WTO investor or otherwise, would acquire control of the Company for the purposes of the Investment Act if he, she or it acquired a majority of the common shares of the Company or acquired all or substantially all of the assets used in conjunction with the Company's business. The acquisition of less than a majority, but one-third or more of the common shares of the Company, would be presumed to be an acquisition of control of the Company unless it could be established that the Company was not controlled in fact by the acquirer through the ownership of the common shares.

         The Investment Act would not apply to certain transactions in relation to common shares of the Company, including:

(a) an acquisition of common shares of the Company by any person if the acquisition were made in the ordinary course of that person's business as a trader or dealer in securities;

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

E. TAXATION


         The following comments summarise the material Canadian Federal Income Tax consequences for a shareholder of the Company who is a non-resident of Canada and who is a resident of the United States. These comments are intended to provide only a brief outline and are not a substitute for advice from a shareholder's own tax advisor for the specific tax consequences to them as a result of their individual circumstances. They do not anticipate statutory or regulatory amendments. There is a reciprocal tax treaty between the United States and Canada.

         The provisions of the Income Tax Act (Canada) (the "Tax Act") are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention, 1980 (the "Convention").

         Under Article X of the Convention, dividends paid by Canadian corporations to non-resident U.S. shareholders are subject to a withholding tax of 15%. The rate of withholding tax on dividends is reduced to 5% if the beneficial owner is a U.S. company, which owns at least 10% of the voting stock of the company paying the dividend.

         A U.S. shareholder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is "taxable Canadian property" to the shareholder thereof and the U.S. shareholder is not entitled to relief under the Treaty.

         A Common Share will be taxable Canadian property to a U.S. shareholder if, at any time during the 60 month period ending at the time of disposition, the U.S. shareholder or persons with whom the U.S. shareholder did not deal at arm's length owned, or had options, warrants or other rights to acquire, 25% or more of the Registrant's issued shares of any class or series. In the case of a U.S. shareholder to whom Common Shares represent taxable Canadian property, tax under the Tax Act will be payable on a capital gain realized on a disposition of such shares in the open market by reason of the Treaty.

         The Convention gives protection to United States residents from Canadian tax on certain benefits derived from the alienation of property. There is no protection for a gain on a disposition of shares the value of which is derived principally from real property in Canada. The Company's operations are such that the Company does not intend to hold real property in Canada.

         Revenue Canada has indicated that it considers the protection of the Convention with respect to capital gains extend to a "deemed disposition" under the Tax Act, including the "deemed disposition" arising from the death of a taxpayer.

         The reader should be aware that the Company could be considered as passive foreign investment company for United States federal income tax purposes. Under section 1296 of the Internal Revenue Code of the United States, a foreign corporation is treated as a foreign investment company (a "PFIC") if it earns 75% or more of its gross income from passive sources or if 50% or more of the value of its assets produce passive income.

         Because the Company may have been a PFIC for the period ended December 31, 1999 and for its year ending March 31, 1999, and may have been a PFIC for some of its fiscal years ending before that date, each U.S. shareholder of the Company should consult a tax advisor with respect to how the PFIC rules may affect such shareholder's tax situation. In particular, a U.S. shareholder should determine whether such shareholder should elect to have the Company be treated as a Qualified Electing Fund in the event the Company is a PFIC. This might avoid adverse U.S. federal income tax consequences that may otherwise result from the Company should it be treated as a PFIC.

F.       DIVIDENDS AND PAYING AGENTS

         This section is not applicable to the Company as this is an Annual Report.

G.       STATEMENT BY EXPERTS

         This section is not applicable to the Company as this is an Annual Report.

H.       DOCUMENTS ON DISPLAY

         The above contracts respecting the Company may be inspected at the registered and records offices for the Company in the Province of British Columbia, located at Suite 620 - 650 West Georgia Street, Vancouver, British Columbia, V6B 4N9 for a period of 30 days following the filing of this Annual Report.

I.       SUBSIDIARY INFORMATION

                                       N/A

       ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

         The Company currently has no revenues. All of the Company's expenditures are in Canada, and accordingly the Canadian dollar is the functional currency. The Company's financial instruments are comprised of trade accounts receivables and payables which are subject to normal credit risks.

        ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

                                     PART II

            ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         Not applicable.

ITEM 14 - MATERIAL  MODIFICATIONS  TO THE RIGHTS OF SECURITY  HOLDERS AND USE OF
                                    PROCEEDS

         This Annual Report does not relate to any offering of the Company's securities. Therefore, this section is not applicable to the Company.

                        ITEM 15 - CONTROLS AND PROCEDURES

A.       EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

         The term "disclosure controls and procedures" (defined in Rule 13a-15(c) and 15d-15(c)) refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files under the Securities and Exchange Act of 1934 (the "Exchange Act") is recorded, processed, summarized and reported within required time periods. The Company's President and Chief Financial Officer, who also serves as the principal financial officer, have evaluated the effectiveness of the Company's disclosure controls and procedures as of a date within 90 days before the filing of this Annual Report, and they concluded that, as of such date, the Company's controls and procedures were effective.

B.       CHANGE IN INTERNAL CONTROLS

         The Company maintains a system of internal accounting controls that are designed to provide reasonable assurance that its books and records accurately reflect its transactions and that established policies and procedures are followed. There were no significant changes to the Company's internal controls or in other factors that could significantly affect its internal controls subsequent to such evaluation.
                   ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

         As of March 31, 2004, the Company had an audit committee comprised of Donald Perks, Cindy Perks and Anna Marie Cain.

         The audit committee financial expert serving on the committee at that time was Cindy Perks.
                            ITEM 16B - CODE OF ETHICS

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

                ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

A.       AUDIT FEES

         During the fiscal year ended March 31, 2004, the Company incurred approximately $58,000 in fees to its principal independent accountant for professional services rendered in connection with audit of the Company's financial statements for the fiscal year ended March 31, 2003.

B.       AUDIT-RELATED FEES

         During the fiscal year ended March 31, 2004, the Company did not incur any fees for assurance or related services rendered by its principal independent accountant that are reasonably related to the performance of the audit or review of the Company's financial statements that are not reported in the section captioned "Audit Fees" hereinabove.

C.       TAX FEES

         During the fiscal year ended March 31, 2004, the Company did not incur any fees for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.

D.       ALL OTHER FEES

         During the fiscal year ended March 31, 2004, the Company did not incur any other fees for products or services provided by the principal independent accountant, other than the services reported in the sections captioned "Audit Fee", "Audit-Related Fees", or "Tax Fees" hereinabove.

                         ITEM 17 - FINANCIAL STATEMENTS

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

         The audited financial statements for the Company for March 31, 2004 and 2003 are attached hereto and form a material part of this Annual Report.

                         ITEM 18 - FINANCIAL STATEMENTS

         Not applicable.

                               ITEM 19 - EXHIBITS
(A)      FINANCIAL STATEMENTS

         This Annual Report contains the following financial statements and information respecting the Company:

Auditors' Report for the Company's financial statements for the period ended March 31, 2004;

Consolidated Statement of Operations and Deficit for the Company for the period ended March 31, 2004;

Consolidated Statement of Cash Flow for the Company for the period ended March 31, 2004; and

Notes to Consolidated Financial Statements for the Company.

(B) EXHIBITS

(a) Certification of Disclosure in Secureview Systems Inc.'s Annual Report by Don Perks.

(b) Certification of Disclosure in Secureview Systems Inc.'s Annual Report by Anna Marie Cain.

(c) Certification of Don Perks pursuant to Section 906 of the Sarbanes-Oxley Act of 2003.

(d)   Certification   of  Anna  Marie  Cain  pursuant  to  Section  906  of  the
Sarbanes-Oxley Act of 2003.


================================================================================

                             SECUREVIEW SYSTEMS INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                                 MARCH 31, 2004
                                       AND
                                 MARCH 31, 2003


================================================================================

                          INDEPENDENT AUDITOR'S REPORT

To the Shareholders of
Secureview Systems, Inc.


         We have audited the accompanying consolidated balance sheet of Secureview Systems, Inc. as of March 31, 2004, and the related consolidated statements of operations, stockholders' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Secureview Systems, Inc. as of March 31, 2003 and 2002 were audited by other auditors whose report dated August 14, 2003, on those statements included an explanatory comment that described the substantial doubt about the Company's ability to continue as a going concern.

         We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Secureview Systems, Inc. as of March 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America..

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                    Respectfully submitted



                                                    /s/ Robison, Hill & Co.
                                                    Certified Public Accountants


Salt Lake City, Utah
September 30, 2004

                            SECUREVIEW SYSTEMS, INC.
                        Consolidated Financial Statements
                                 As of March 31,
                          (STATED IN CANADIAN DOLLARS)

                           Consolidated Balance Sheets

                                                                                           2004                  2003
                                                                                    -------------------   -------------------

          A S S E T S

CURRENT ASSETS
     Cash and cash equivalents                                                      $             2,580   $               312
     Accounts receivable                                                                          5,157                 1,687
                                                                                    -------------------   -------------------

            TOTAL CURRENT ASSETS                                                                  7,737                 1,999
                                                                                    -------------------   -------------------

PROPERTY AND EQUIPMENT, at cost, net of
     accumulated depreciation of $1,014 and 883                                                   1,623                 1,754
                                                                                    -------------------   -------------------

OTHER ASSETS
     Due from related parties (note 4)                                                          150,000                     -
     Goodwill (note 10)                                                                               1                     1
     Deferred costs (note3)                                                                           -                     1
                                                                                    -------------------   -------------------

                                                                                                150,001                     2
                                                                                    -------------------   -------------------

            TOTAL ASSETS                                                            $           159,361   $             3,755
                                                                                    ===================   ===================


       L I A B I L I T I E S

CURRENT LIABILITIES
     Accounts payable and accrued liabilities                                       $           293,986   $           136,352
     Loan payable (note 8)                                                                      125,000               125,000
     Due to related parties (note 4)                                                            243,714               176,193
                                                                                    -------------------   -------------------
                                                                                                662,700               437,545

       SHAREHOLDERS' DEFICIT
     Share capital                                                                            4,980,523             4,905,523
     Accumulated deficit                                                                     (5,483,862)           (5,339,313)
                                                                                    -------------------   -------------------
                                                                                               (503,339)             (433,790)
                                                                                    -------------------   -------------------

            TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                             $           159,361   $             3,755
                                                                                    ===================   ===================

                 See Notes to Consolidated Financial Statements.

                            SECUREVIEW SYSTEMS, INC.
                        Consolidated Financial Statements
                                 As of March 31,
                          (STATED IN CANADIAN DOLLARS)

                Consolidated Statements of Operations and Deficit

                                                            2004              2003              2002
                                                       --------------    --------------    --------------
Expenses
     Accounting, legal and audit                       $      130,478    $       28,837    $       58,810
     Auto Expenses                                              2,833                 -                 -
     Amortization                                                 131               752             1,479
     Bank charges and interest                                  5,347            16,765            15,570
     Consulting fees                                           59,664            16,612            41,024
     Forgiveness of debt                                            -           (50,000)                -
     Interest and foreign exchange                                  -               (14)          (13,273)
     Investor relations                                         2,213             5,136             7,515
     Management fees                                           10,500            30,000            30,000
     Office and administration                                 11,569            32,225            35,611
     Rent                                                      35,283            22,500            21,000
     Travel and accomodation                                   25,816                 -                 -
     Trust and filing fees                                     10,714             7,304             9,092
     Write-down of goodwill                                         -                 -           201,695
     Write-off of interest and loan receivable (note 9)             -            12,446           182,375
     Write-off capital assets                                       -                 -             9,973
     Write-off deferred development costs (note 7)                  -                 -           355,507
                                                       --------------    --------------    --------------

Net loss from continuing operations                    $     (294,548)   $     (122,563)         (956,378)
Net loss from discontinued operations                         149,999                 -                 -
                                                       --------------    --------------    --------------

Net loss for the year                                  $     (144,549)   $     (122,563)   $     (956,378)
Deficit - beginning of year                                (5,339,313)       (5,216,750)       (4,260,372)
                                                       --------------    --------------    --------------
Deficit - end of year                                  $   (5,483,862)   $   (5,339,313)   $   (5,216,750)
                                                       ==============    ==============    ==============

Loss per share (note 6)                                $        (0.01)   $        (0.01)   $        (0.16)
                                                       ==============    ==============    ==============
Loss per share from continuing operations              $        (0.02)   $        (0.01)   $        (0.16)
                                                       ==============    ==============    ==============
Income per share from discontinued operations          $        (0.01)   $            -    $            -
                                                       ==============    ==============    ==============

                 See Notes to Consolidated Financial Statements.

                            SECUREVIEW SYSTEMS, INC.
                        Consolidated Financial Statements
                                 As of March 31,
                          (STATED IN CANADIAN DOLLARS)

                      Consolidated Statements of Cash Flows

                                                                      2004               2003              2002
                                                                 ---------------    --------------    ---------------
OPERATING ACTIVITIES
     Net loss from continuing operations                         $      (144,549)   $     (122,563)   $      (956,378)
     Adjustments for items not involving cash:
        Forgiveness of debt                                                    -           (50,000)                 -
        Amortization                                                         131               752              1,479
        Write-off of interest and loan receivable                              -            12,446            182,375
        Write-off of deferred costs                                            -                              365,480
        Write-off of goodwill                                                  -                              201,695
        Shares issued for debt/interest                                        -            12,186                700
        Shares issued for company debt                                    75,000                 -                  -
                                                                 ---------------    --------------    ---------------
                                                                         (69,418)         (147,179)          (204,649)

Changes in non-cash working capital components from the previous year and from current business combination:
        Accounts receivable                                               (3,470)            5,257            (12,335)
        Prepaid expenses                                                       -                 -              1,338
        Accounts payable and accrued liabilities                         157,635            40,966            328,591
        Due to/from related parties                                      (82,479)           82,069           (103,231)
        Net loans payable                                                      -                 -            (68,000)
                                                                 ---------------    --------------    ---------------
                                                                           2,268           (18,887)           (58,286)
                                                                 ---------------    --------------    ---------------
INVESTING ACTIVITIES
     Cash of Lute acquired at acquisition                                      -                 -                128
     loan advances, net of repayment                                           -                 -           (182,375)
                                                                 ---------------    --------------    ---------------
                                                                               -                 -           (182,247)
                                                                 ---------------    --------------    ---------------
FINANCING ACTIVITIES
     Advance of loan payable                                                   -                 -            140,300
     Common shares issued, net of issue costs                                  -                 -            109,902
                                                                 ---------------    --------------    ---------------
                                                                               -                 -            250,202
                                                                 ---------------    --------------    ---------------

Net cash (used) provided during the year                                   2,268           (18,887)             9,669
Cash - beginning of year                                                     312            19,199              9,530
                                                                 ---------------    --------------    ---------------
Cash - end of year                                               $         2,580    $          312    $        19,199
                                                                 ===============    ==============    ===============

                 See Notes to Consolidated Financial Statements.

                            SECUREVIEW SYSTEMS, INC.
                 Notes to the Consolidated Financial Statements
                         March 31, 2004, 2003, and 2002
                          (STATED IN CANADIAN DOLLARS)

(1) NATURE OF OPERATIONS

         The company has an interest in a software development, training and consulting company, Lute Linux.com ("Lute"), which is currently inactive. In the prior year, the Company's business was the operation of an internet sports contest website, Prosportspool.com, and prior to that the Company's business focus had been the acquisition and exploration of resource properties.

         The Company's subsidiary, Lute Linux.com ("Lute"), which the Company acquired on October 24, 2001, was developing the "fedcam", an inexpensive remote monitoring system that operates through the internet and a secure website. The project is currently not being funded by the Company.

         These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and currently has a working capital deficiency of $654,963 and $435,546 for 2004 and 2003, respectively. The Company has a capital deficiency of $503,339 and $433,490 for 2004 and 2003, respectively. The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to raise adequate financing.

         There can be no assurance that the Company will be able to raise capital in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheets.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

         Cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, for the acquisition of mineral properties. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The recorded cost of mineral claims and their related deferred exploration costs represent the costs incurred and are not intended to reflect present or future values.

                            SECUREVIEW SYSTEMS, INC.
                 Notes to the Consolidated Financial Statements
                         March 31, 2004, 2003, and 2002
                          (STATED IN CANADIAN DOLLARS)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         The Company reviews capitalized costs on its properties on a periodic basis and will recognize an impairment in value based upon current exploration or production results, if any, and upon management's assessment of the future probability of profitable revenues from the property or from sale of the property. Management's assessment of the property's estimated current fair market value is also based upon a review of similar property transactions that have occurred in the same geographic area as that of the property under review.

         IMPAIRMENT OF ASSETS

         The Company evaluates the carrying costs of its long-lived assets at each reporting date for fair value based upon market comparatives and management's best estimate of the ability of the asset to generate future profits. Any impairment will result in the asset being written-down to management's determination of its net realizable value.

         MEASUREMENT UNCERTAINTY

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. Actual results could differ from those estimates.

         FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying amount of cash, accounts receivable, accounts payable and accrued liabilities approximate their aggregate fair value due to the short term nature of virtually all of their component balances.

         SHARE CAPITAL AND DEFERRED SHARE ISSUE COSTS

         Common shares issued for non-monetary consideration are recorded at their fair market value based upon the trading price of the Company's shares on the TSX venture Exchange on the date of the agreement to issue shares.

         Costs incurred to issue shares are deferred until the shares are issued at which time these costs are charged to share capital.

         STOCK-BASED COMPENSATION

         Effective April 1, 2002, the Company adopted the new Recommendation of the Canadian Institute of Chartered Accountants relating to the accounting for stock-based compensation and other stock-based payments. Under the new standard, payments to non-employees and to employees that are direct awards of stock, that call for settlement in cash or other assets, or that are stock appreciation rights which call for settlement by the issuance of equity instruments, are accounted for using the fair value method and are included in operations, with an offset to contributed surplus. No compensation

                            SECUREVIEW SYSTEMS, INC.
                 Notes to the Consolidated Financial Statements
                         March 31, 2004, 2003, and 2002
                          (STATED IN CANADIAN DOLLARS)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         expense is recorded for all other non-cash stock-based employee compensation awards; however, pro-forma disclosure of net income and earnings per share, had the Company used the fair value method, is presented.

         Prior to adoption of the new standard, no compensation expense was calculated, recorded or otherwise disclosed for the Company's stock-based incentive plans when options were granted. Any consideration paid by those exercising stock options was, and continues to be, credited to share capital upon receipt.

         The new recommendations are applied prospectively. The adoption of this new standard has resulted in no changes to amounts previously reported. As the Company has issued no stock options in the current year, there is also no impact on these financial statements.

         BASIS OF CONSOLIDATION

         These consolidated financial statements include accounts of the Company and it's wholly- owned subsidiary.

         GOODWILL

         Goodwill is recorded at cost, less any write-down for impairment.

         COMPARATIVE FIGURES

         Certain of the prior year's comparative figures have been reclassified in conformity with the current year's presentation.

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

         The Company's accounting policy for future income taxes has no effect on the financial statements of any of the fiscal years presented.

                            SECUREVIEW SYSTEMS, INC.
                 Notes to the Consolidated Financial Statements
                         March 31, 2004, 2003, and 2002
                          (STATED IN CANADIAN DOLLARS)

(3) DEFERRED COSTS

         During the year ended March 31, 2004, the Company sold its 100% interest in 112 mineral claims. The Claim group was subject to a 2.5% Net Smelter royalty. The Company wrote-down the property to a nominal amount during 2001. The sale of the property is secured by a stock subscription receivable agreement from a company related by common directors.

(4) RELATED PARTY TRANSACTION

         The amounts due to or from related parties are unsecured, non-interest bearing and have no fixed terms for repayment.

         During the current fiscal year, directors and companies with common directors received $116,280 and $82,181 for consulting, administrative, rent, office, shareholder relations and management services as of March 31, 2004 and 2003, respectively.

         During the year ended March 31, 2004 a director of the Company purchased the Company's sole mineral resource property for $150,000. The receivable is secured by a stock subscription receivable agreement from a company related by common directors.

(5) SHARE CAPITAL

a) Authorized share capital consists of 100,000,000 common shares without par value.


                                                       Price per             Number of
                                                         share                 shares                 Total

Issued at March 31, 2002                                                        13,658,642              4,892,377
                                                                        -------------------    -------------------

Shares for debt                                                0.096               137,000                 13,146
                                                                        -------------------    -------------------

Issued at March 31, 2003                                                        13,795,642              4,905,523
Shares for services                                             0.03             2,400,000                 75,000
                                                                        -------------------    -------------------
Issued at March 31, 2004                                                        16,195,642              4,980,523
                                                                        ===================    ===================






         At March 31, 2004, the Company had outstanding warrants to purchase 2,500,000 shares of the Company's common shares at a price of $.03 per share. The warrants became exercisable in 2004 and expire at various dates through 2007. At March 31, 2004, 2,500,000 shares of common stock were reserved for that purpose.

                            SECUREVIEW SYSTEMS, INC.
                 Notes to the Consolidated Financial Statements
                         March 31, 2004, 2003, and 2002
                          (STATED IN CANADIAN DOLLARS)

(5) SHARE CAPITAL (CONTINUED)

b) Summary of stock options outstanding at March 31, 2004

                                              Type of             Number             Exercise          Expiration
                                               Issue           Outstanding            Price               Date
                                              Options                  427,729            $ 0.095    Jan. 21, 2007
                                                               ===============

The following is a summar of the changes in the Company's stock options for 2004, 2003, and 2002 fiscal years:

                                       2004                                   2003                              2002
                                ------------------------------   ------------------------------  ----------------------------------
                                                    Weighted                         Weighted                         Weighted
                                                    Average                          Average                          Average
                                Number of           Exercise     Number of           Exercise     Number of           Exercise
                                 Shares             Price         Shares             Price         Shares             Price

Balance at beginning
     of year                             427,729        0.10       427,729               0.10          988,000               0.16
Granted                                        -           -             -                  -          427,729               0.10
Exercised                                      -           -             -                  -         (398,000)              0.10
Cancelled                                      -           -             -                  -         (590,000)              0.20
Outstanding and exercisable at
end of year                              427,729        0.10       427,729               0.10          427,729               0.10
                                ================               ===========                      ==============

 (6) LOSS PER SHARE

         As required under Canadian GAAP, loss per share was calculated using the weighted average number of common shares outstanding during the year and does not include allotted shares or common stock equivalents. Loss per share under U.S. GAAP, which would include allotted shares and common stock equivalents, has not been presented since the inclusion of these items would be anti-dilutive to the loss per share calculation.

(7) DEFERRED DEVELOPMENT COSTS

         The Company had deferred development costs of $355,507 prior to March 31, 2002, which were costs that had been incurred by Lute before its acquisition by the Company. Those costs were incurred to develop a version of the Linux operating system, training manuals and courses and a certificate program. Management of the Company had believed that the project and its market was clearly defined, technically feasible, and that the Company would be able to obtain adequate resources to complete the project. At March 31, 2002 the Company wrote-off these costs as it was unable to continue to fund the business.

(8) LOAN PAYABLE

         During the year ended March 31, 2002, the Company borrowed $140,300 under promissory notes bearing interest at effective rates of 12% and 12.68% per annum, of which $15,300 was repaid prior to March 31, 2002 by the Company issuing 400,000 common shares. $125,000 remains unpaid at the year ended March 31, 2004.

                            SECUREVIEW SYSTEMS, INC.
                 Notes to the Consolidated Financial Statements
                         March 31, 2004, 2003, and 2002
                          (STATED IN CANADIAN DOLLARS)

 (9) LOAN/NOTE RECEIVABLE

         The Company had advanced to On-Track Computer, Ltd. ("On-Track") $207,416, which was originally for the purchase of up to 5% of the outstanding shares of On-Track. The Company subsequently decided not to acquire On-Track. On March 14, 2002, the Company and On-Track agreed to apply $150,000 of this amount in exchange for all of the web cam development costs incurred by On-Track to May 31, 2001, with the balance repayable as a loan at $2,500 per month until May 31, 2003. On-Track also would have received 75% of the royalties paid on any profits derived from the Web Cam to May 31, 2003.

         The Company wrote-off the loan receivable and accrued interest when it ceased funding the Lute and the Web Cam business.

         As previously described, the Company sold its sole mineral resource property to a related party during the year ended March 31, 2004. The related party note receivable is secured by a stock subscription receivable agreement for a company owned by the related party. The balance of the note receivable at the end of fiscal year 2004 is $150,000.

(10) BUSINESS COMBINATION

         The Company issued 2,000,000 common shares to Argent Resources Ltd. For the assignment of an agreement to acquire Lute, and also issued 2,675,000 common shares to acquire all of the issued share purchase warrants and outstanding common shares of Lute.

         The earnings of Lute after October 24, 2001, the date of its acquisition by the Company, have been included in the Company's operations. The combination was recorded as a purchase of Lute by the Company for aggregate consideration of $273,001.

         In 2003, the Company began leasing its proprietary floral imprinting equipment to floral shops and distributors under two year licensing agreements. The future minimum lease payments to be received from these non-cancelable licensing agreements as of March 31, 2004 were $67,927 in 2004 and $80,243 in 2005. Rental property under licensing and equipment lease agreements consists of the following:

(11) INCOME TAXES

         At March 31, 2004, the Company has non-capital losses of approximately $2.0 million expiring prior to 2009, and other tax loss pools aggregating $1.8 million that are available to reduce taxable income in future years. The potential benefit resulting from the future application of these amounts have not been reflected in the financial statements as it cannot be considered likely that they will be utilized.

(12) CASH FLOW DISCLOSURES

         Cash consists of cash on hand and demand deposits with financial institutions. During the year ended March 31, 2004, the Company issued 2,500,000 common shares at a value of $.03 per share to a company related by a common director in exchange for the repayment of a portion of the Company's trade accounts payable.

                            SECUREVIEW SYSTEMS, INC.
                 Notes to the Consolidated Financial Statements
                         March 31, 2004, 2003, and 2002
                          (STATED IN CANADIAN DOLLARS)

(12) CASH FLOW DISCLOSURES (CONTINUED)

         During the period ended March 31, 2003, the Company issued 137,000 common shares at a value of US$0.06 per share in the total amount of $13,146 for debt.

         During the year ended March 31, 2002. 2,675,000 common shares were issued to acquire the net assets of Lute Linux.com, 2,000,000 shares were issued to a company related by a common director for the assigned right to acquire Lute Linux.com, and an aggregate of 6,850,000 shares were issued at $0.04 per share to settle $274,000 in debts, comprised of $53,000 in related party debt, a $16,000 loan repayment and $205,000 in convertible debt.

(13) DIFFERENCES BETWEEN CANADIAN AND THE UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

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

         STOCKHOLDERS' EQUITY

         Under U.S. GAAP, compensation expense must be considered for all stock options granted, requiring the Company to utilize both the intrinsic value-based or the fair value based methods of accounting for stock-based compensation.

         The Company, if required to report under U.S. GAAP, would elect to apply Accounting Principles Board No. 25: Accounting for Stock Issued to Employees ("APB 25) to account for all stock options granted. However, Statement of Financial Accounting Standards No. 123:
         Accounting for Stock-Based Compensation (SFAS 123") requires additional disclosure to reflect the results of the Company had it elected to follow SFAS 123. Under APB 25, compensation cost must only be recognized for all compensatory stock options granted whenever the market price of the Company's shares on the date of grant exceeds the exercise price.

         In accordance with the mandatory SFAS 123 disclosure standard, the following table discloses the pro-forma effect of accounting for stock-based compensation under SFAS 123 on net loss and net loss per share under U.S. GAAP.

                            SECUREVIEW SYSTEMS, INC.
                 Notes to the Consolidated Financial Statements
                         March 31, 2004, 2003, and 2002
                          (STATED IN CANADIAN DOLLARS)

(13) DIFFERENCES BETWEEN CANADIAN AND THE UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (CONTINUED)

                                                                                                             March 31,
                                                                     ---------------------------------------------------------
                                                                           2004                2003               2002

Net loss under U.S. GAAP as otherwise determined - per note 13(b)            (144,549)           (122,563)           (956,378)
Pro-forma effect of following SFAS 123                                              -                                 (18,392)
                                                                     ----------------      --------------      --------------
Pro-forma net loss following SFAS 123                                        (144,549)           (122,563)           (974,770)
                                                                     ================      ==============      ==============

Weighted-average number of shares under U.S. GAAP - per note 13(f)         14,766,134          13,758,108           5,796,175
                                                                     ----------------      --------------      --------------
Pro-forma loss per share following SFAS 123                                     (0.01)              (0.01)              (0.17)
                                                                     ================      ==============      ==============

         LOSS PER SHARE

         Under Canadian GAAP, shares held in escrow are included in the calculation of loss per share. Under U.S. GAAP, shares held in escrow are excluded from the weighted-average number of shares outstanding until such shares are released for trading.

         Additionally,  Statement of  Financial  Accounting  Standards  No. 128:
         Earnings per Share ("SFAS 128") replaces the presentation of primary earnings per share ("EPS") with a presentation of both basic and diluted EPS for all entities with complex capital structures including a reconciliation of each numerator and denominator. Basic EPS excludes dilutive securities and is compared by dividing income available to common stockholders by the weighted-average number of common shares outstanding in the year. Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common stock and is computed similarly to fully-diluted EPS pursuant to previous accounting pronouncements. SFAS 128 applies equally to loss per share presentations.

                                                                                  March 31,
                                                           --------------------------------------------------------
Numerator: Net loss for the year under U.S. GAAP              (144,549)           (122,563)           (956,378)
                                                           ----------------      --------------      --------------
Denominator: Weighted-average number of shares under
Canadian GAAP                                               14,766,134          13,758,108           5,796,175
Adjustment required under U.S. GAAP (escrow shares)            (12,335)            (12,335)            (12,335)
                                                           ----------------      --------------      --------------
Weighted-average number of shares under U.S. GAAP           14,753,799          13,745,773           5,783,840
                                                           ----------------      --------------      --------------
Basic and diluted loss per share under U.S. GAAP                 (0.01)              (0.01)              (0.17)
                                                           ================     ==============       ===============

                            SECUREVIEW SYSTEMS, INC.
                 Notes to the Consolidated Financial Statements
                         March 31, 2004, 2003, and 2002
                          (STATED IN CANADIAN DOLLARS)

(13) DIFFERENCES BETWEEN CANADIAN AND THE UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (CONTINUED)


                                                                                                            March 31,
                                                                          --------------------------------------------------------
                                                                                2004                2003               2002
a) Assets
           Deferred property costs following Canadian GAAP                               -                   1                   1
           Less: Deferred property costs                                                 -                  (1)                 (1)
                                                                          ----------------      --------------      --------------
           Deferred property costs following U.S. GAAP                                   -                   -                   -
b)    Operations
           Net loss following Canadian GAAP                                       (144,549)           (122,563)           (956,378)
                                                                          ----------------      --------------      --------------
           Net loss under U.S. GAAP                                               (144,549)           (122,563)           (956,378)
                                                                          ================     ==============       ===============
c) Deficit
           Closing deficit under Canadian GAAP                                  (5,483,862)         (5,339,313)         (5,216,750)
           Adjustment to deficit for deferred property costs written-
           off under U.S. GAAP                                                           -                  (1)                 (1)
                                                                          ----------------      --------------      --------------
           Closing Deficit under U.S. GAAP                                      (5,483,862)         (5,339,314)         (5,216,751)
                                                                          ================     ==============       ===============
d)    Cash Flows - Operating Activities
           Cash from (applied to) operations under Canadian GAAP                     2,268             (18,887)            (58,286)
           Add net loss following Canadian GAAP                                    144,549             122,563             956,378
           Less net loss following U.S> GAAP                                      (144,549)           (122,563)           (956,378)
                                                                          ----------------      --------------      --------------
           Cash applied to operations under U.S. GAAP                                2,268             (18,887)            (58,286)
                                                                          ================     ==============       ===============

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


                            Date: September 30, 2004


* Print the name and title of the signing officer under the signature.