Form 20-F/A
period 2004-03-31
SECUREVIEW SYSTEMS INC/CAN
filed 2005-05-03
CIK 1105284

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

                                    ---------

- ---------------------------------------------------------------------------

<PAGE

Securities to be registered pursuant to Section 12(b) of the Act.

   NONE

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


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


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


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

- --------------------------------------------------------------------------------

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


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


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

                                           U.S. Dollars per $1.00 (CDN.)




                            Year ended March 31, 2004

- -----------------------------------------------------------------------------------------------

                              2004          2003           2002          2001         2000

                              ----          ----           ----          ----         ----

- -----------------------------------------------------------------------------------------------


High                         .6822          .6618         .6696         .6738        .6891

- -----------------------------------------------------------------------------------------------

Low                          .6252          .6207         .6367         .6417        .6428

- -----------------------------------------------------------------------------------------------

Average                      .6473          .6409         .6542         .6967        .6643

- -----------------------------------------------------------------------------------------------

End of Period                .6805          .6326         .6367         .6669        .6682

- -----------------------------------------------------------------------------------------------



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


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


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

2001.

CORPORATE INFORMATION


         The Company's business address and executive offices are located at 828West 7th Ave.,  Vancouver,  British Columbia,  V5Z 1C1. The Company's  telephone number is (604)  688-6933 and the  Company's fax number is (604)  742-1985.  TheCompany's agent for service in Canada is Devlin Jensen, Barristers & Solicitors, who are located at Suite 2550,  555 West  Hastings  Street,  Vancouver,  British

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


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


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

PRINCIPAL PRODUCTS

None.

C. ORGANIZATIONAL STRUCTURE

D. PROPERTY, PLANTS AND EQUIPMENT

OFFICE SPACE

         As of September 1, 2004, the Company  utilizes about 1000 squarefeet of office space at 828 West 7th Ave.,  Vancouver,  B.C. and pays rent of $2,500 permonth which includes office support.

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


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


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




- ------------------------------------------------------------------------------------------------------------

                                                                                NUMBER OF SHARES OF THE

   NAME, MUNICIPALITY OF       PRINCIPAL OCCUPATION OR        DIRECTOR/       COMPANY BENEFICIALLY OWNED,

RESIDENCE AND POSITIONS, IF   EMPLOYMENT DURING THE PAST    OFFICER OF THE     CONTROLLED OR DIRECTED(1)

                                                                                            ------------

 ANY, HELD WITH THE COMPANY           FIVE YEARS            COMPANY SINCE

                   --------               ------                    -----

- ------------------------------------------------------------------------------------------------------------


DONALD L. PERKS.  RICHMOND,   BUSINESSMAN, SELF-EMPLOYED    PRESIDENT/DIR.                 0

            B.C.                                           SINCE AUGUST 29,

     PRESIDENT/DIRECTOR                                          2003

- ------------------------------------------------------------------------------------------------------------

                             SELF-EMPLOYED BUSINESSPERSON   DIRECTOR SINCE                 0

        CINDY PERKS.                                        SEPT. 17, 2003

      VANCOUVER, BC .

          DIRECTOR

- ------------------------------------------------------------------------------------------------------------

      ANNA MARIE CAIN

        SEC/CFO/DIR          SELF-EMPLOYED BUSINESSPERSON   DIRECTOR SINCE                 0

                                                            SEPT. 17, 2003

- ------------------------------------------------------------------------------------------------------------

         JIM CHAPMAN         SELF-EMPLOYED BUSINESSPERSON   DIRECTOR SINCE                 0

      VANCOUVER, B.C.                                       SEPT, 17, 2003

          DIRECTOR

- ------------------------------------------------------------------------------------------------------------




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


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




- -----------------------------------------------------------------------------------------------------------

                          NAME                                          PERCENTAGE OF TIME

- -----------------------------------------------------------------------------------------------------------


                             Don Perks                                          25%

- -----------------------------------------------------------------------------------------------------------

                      Cindy Perks                                               5%

- -----------------------------------------------------------------------------------------------------------

                    Anna Marie Cain                                             5%

- -----------------------------------------------------------------------------------------------------------

                      Jim Chapman                                               5%

- -----------------------------------------------------------------------------------------------------------



B.       COMPENSATION

THE COMPANY'S EXECUTIVE COMPENSATION                     NONE

         The Company's fiscal year end is the 31st day of March.

         Pursuant to Form 41 of the  SECURITIES  RULES (British  Columbia),  the

Company is a "small business issuer", which is defined as a company that:

- - had revenues of less than $25,000,000 in its last completed financial year;

- - is not a non-redeemable investment fund or mutual fund;

- - has a public float of less than $25,000,000; and

- - if it is a subsidiary of another  company,  that other company is also a small business issuer.


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


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


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


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





- -----------------------------------------------------------------------------------------------------------

                YEAR                            ANNUAL HIGH                         ANNUAL LOW

- -----------------------------------------------------------------------------------------------------------


                2004                                0.16                               0.01

- -----------------------------------------------------------------------------------------------------------

                2003                                0.16                               0.05

- -----------------------------------------------------------------------------------------------------------

                2001                                0.40                               0.04

- -----------------------------------------------------------------------------------------------------------

                2000                                0.62                               0.04

- -----------------------------------------------------------------------------------------------------------

                1999                                0.52                               0.17

- -----------------------------------------------------------------------------------------------------------



         The  following  table  sets  forth the high and low sale  prices on the

OTCBB for the common shares of the Company for each quarterly  period in the two most recent fiscal years.




- -----------------------------------------------------------------------------------------------------------

           QUARTER ENDED                            HIGH                               LOW

- -----------------------------------------------------------------------------------------------------------


           March 31, 2004                           0.05                               0.01

- -----------------------------------------------------------------------------------------------------------

         December 31, 2003                          0.05                               0.01

- -----------------------------------------------------------------------------------------------------------

           September 2003                           0.13                               0.04

- -----------------------------------------------------------------------------------------------------------

             June 2003                              0.16                               0.06

- -----------------------------------------------------------------------------------------------------------

          March. 31, 2003                           0.16                               0.05

- -----------------------------------------------------------------------------------------------------------

         December 31, 2001                          0.12                               0.07

- -----------------------------------------------------------------------------------------------------------

        September 30, 2001                          0.20                              0.075

- -----------------------------------------------------------------------------------------------------------

           June. 30, 2001                           0.40                              0.175

- -----------------------------------------------------------------------------------------------------------



         The following  table  indicates the high and low market prices for each month for the most recent six months:




- -----------------------------------------------------------------------------------------------------------

               MONTH                                HIGH                               LOW

- -----------------------------------------------------------------------------------------------------------


            March  2004                             0.05                               0.01

- -----------------------------------------------------------------------------------------------------------

           February 2004                            0.01                               0.01

- -----------------------------------------------------------------------------------------------------------

            January 2004                            0.04                               0.01

- -----------------------------------------------------------------------------------------------------------

           December 2003                            0.01                               0.01

- -----------------------------------------------------------------------------------------------------------

           November 2003                            0.04                               0.03

- -----------------------------------------------------------------------------------------------------------

            October 2003                            0.05                               0.03

- -----------------------------------------------------------------------------------------------------------



B.       PLAN OF DISTRIBUTION

         This  Annual  Report does not relate to any  offering of the  Company's shares. Therefore, this section is not applicable to the Company.

C.       MARKETS


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


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


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


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


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


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


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


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

"Exchange Act") is recorded, processed,  summarized and reported within required time periods.  The Company's  President and Chief  Financial  Officer,  who also serves as the principal  financial officer,  have evaluated the effectiveness of the  Company's  disclosure  controls and  procedures as of a date within 90 days of the end of the period covered by the report, and they  concluded  that, as of such date, the Company's controls and procedures were effective.

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


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


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


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