Form 20-F
period 2005-03-31
SECUREVIEW SYSTEMS INC/CAN
filed 2005-10-18
CIK 1105284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED MARCH 31, 2005
OR
☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ______ to _______
OR
☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER: 0-30520

GLOBAL IMMUNE TECHNOLOGIES INC.
(formerly SECUREVIEW SYSTEMS INC.)

(Exact name of registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

TH B - 1199 Marinaside Crescent, Vancouver, British Columbia, Canada, V6Z 2Y2
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act
(Title of each class)	(Name of each exchange on which registered)
None	Not applicable

Securities to be registered pursuant to Section 12(g) of the Act
COMMON SHARES WITHOUT PAR VALUE
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
NONE
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
16,195,642 COMMON SHARES AS AT MARCH 31, 2005

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES:  ☒  NO:  ☐
Indicate by checkmark which financial statement item the registrant has elected to follow:
ITEM 17:     ITEM 18:   ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
YES:  ☐  NO:  ☒

FORWARD LOOKING STATEMENTS

Global Immune Technologies Inc. (formerly Secureview Systems Inc.) (the "COMPANY") cautions readers that certain important factors (including, without limitation, those set forth in this Form 20-F) may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F annual report (the "ANNUAL REPORT"), or that are otherwise made by or on behalf of the Company. For this purpose any statements contained in this Annual Report that are not statements of historical fact may be deemed to be forward- looking statements. Without limiting the generality of the foregoing, words such as "may," "except," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations of comparable terminology, are intended to identify forward-looking statements. In this Annual Report, unless otherwise specified, all monetary amounts are expressed in Canadian dollars. See also "KEY INFORMATION - SELECTED FINANCIAL DATA - EXCHANGE RATES".

PART 1

ITEM 1 -	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and senior management
See Item 4.C.

B. Advisers
Principal banker:
VanCity Credit Union
Pender and Hornby, 898 Pender Street, Vancouver, B.C., Canada V6C 1J8

C. Auditors
Smythe Ratcliffe
7th Floor - Marine Building
355 Burrard Street, Vancouver B.C., Canada V6C 2G8

ITEM 2 -	OFFER STATISTICS AND EXPECTED TIMETABLE

A. OFFER STATISTICS

Not applicable to annual report

B. METHOD AND EXPECTED TIMETABLE

Not applicable to annual report

ITEM 3 -	KEY INFORMATION

A. SELECTED FINANCIAL INFORMATION

The selected financial and other data set forth below should be read in conjunction with the audited financial statements of Global Immune Technologies Inc. (formerly Secureview Systems Inc.) as of March 31, 2005, 2004 and 2003 including the notes thereto, and "Item 5 - Operating and Financial Review and Prospects" included in this annual report. The selected financial data set forth below for the fiscal year ended March 31, 2005 are derived from the audited financial statements of the Company, which have been audited by Smythe Ratcliffe, chartered accountants. Data for 2004 and 2003 is derived from the audited financial statements reported on by the Company’s former auditors. Our financial statements are compiled in Canadian dollars and presented in accordance with accounting principles generally accepted in Canada. See Item 18 for differences between Canadian and United States Generally Accepted Accounting Principles.

See also Managements' Discussion and Analysis of Financial Conditions and Results of Operations for comparability of financial results.

Net Loss per share is calculated based on the weighted average number of shares outstanding during the year. Fully diluted loss per share is not disclosed as it is anti-dilutive.

STATEMENT OF OPERATIONS (Canadian dollars) Select information
Years ended March 31
	2005	2004	2003	2002	2001

Revenue	$0	$0	$0	$0	$0
Operating expenses
General & administration	(98,728)	(299,548)	(160,117)	(956,378)	(668,858)
Forgiveness of debt	144,728	0	50,000
Legal settlement	165,000	0	0
Gain from sale of mineral rights	0	149,999	0
Loss from discontinued operations	0	0	0	0	(181,306)
Write-off of equipment	(1,623)	0	0	0	0
Write-off of interest and loan receivable	(150,000)	0	12,446	0	0

Net income (loss)	$59,377	$(149,549)	$(122,563)	$(956,378)	$(850,164)
Weighted average number of common shares	16,195,642	14,995,642	9,275,509	10,545,103	5,833,519
Basic and diluted income (loss) per common share	$0.01	$(0.01)	$(0.01)	$(0.09)	$(0.15)

BALANCE SHEETS (Canadian dollars) as of March 31, 2005, 2004 and 2003

Select information
	2005	2004	2003	2002	2001

Cash and cash equivalents	$0	$2,580	$312	$19,199	$9,530
Prepaids and sundry	10,155	5,157	1,687	19,390	4,004
Total current assets	10,155	7,737	1,999	38,589	13,534
Equipment - net	0	1,623	1,754	2,506	3,985
Loan receivable	0	150,000	0	0	0
Goodwill	0	1	1	1	0
Deferred costs	0	0	1	1	1
Total Assets	$10,155	$159,361	$3,755	$41,097	$17,520
Accounts payable and accrued liabilities	$216,861	$298,985	$136,352	$158,665	$13,141
Due to related party	36,170	30,970	176,193	81,805	29,277
Note Payable	206,086	337,745	125,000	125,000	0
Shareholders' deficiency	(448,962)	(508,339)	(433,790)	(324,373)	(24,898)
Total Liabilities and Shareholders’ Equity	$10,155	$159,361	$3,755	$41,097	$17,520

EXCHANGE RATES
In this Annual Report, unless otherwise specified, all dollar amounts are specified in Canadian dollars. Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar. The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the period) and the end of the period rates for Canadian dollars, expressed in U.S. dollars, from April 1, 2001 to March 31, 2005, based on the noon buying rate payable in Canadian dollars as certified for customs purposes by the central Bank of Canada, were as follows:

U.S. Dollars per $1.00 CDN Year ended March 31,
	2005	2004	2003	2002	2001
High	.8267	.6822	.6618	.6696	.6738
Low	.8057	.6252	.6207	.6367	.6417
Average	.8143	.6473	.6409	.6542	.6967
End of Period	.8267	.6805	.6326	.6367	.6669

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable

D. RISK FACTORS

THERE ARE SIGNIFICANT RISKS ASSOCIATED WITH AN INVESTMENT IN OUR COMMON STOCK. BEFORE MAKING A DECISION CONCERNING THE PURCHASE OF OUR SECURITIES, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS AND OTHER INFORMATION IN THIS ANNUAL REPORT WHEN YOU EVALUATE OUR BUSINESS.

BUSINESS RISKS

LACK OF BUSINESS HISTORY AND PROFITABILITY OF OPERATIONS
The Company is not currently operating profitably and it should be anticipated that it will operate at a loss at least until such time as a business prospect is identified and profitability is achieved, if profitability is, in fact, ever achieved. The Company has never earned a significant profit.

CURRENCY/EXCHANGE RATE RISK
The Company anticipates its revenues, if any, to be earned in U.S. dollars; however, it is expected that the majority of costs will be incurred and paid in Canadian dollars. Exchange rate fluctuations could have an adverse effect on the Company's financial position.

DEPENDENCE ON KEY MANAGEMENT
The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management. The loss of services of any of its Management could have a material adverse effect on the Company. The Company does not maintain key man insurance on any of its management. The Company does not have any employment or labor agreements with any personnel as at the date of the filing of this Annual Report.

INVESTMENT RISKS

OUR ISSUANCE OF ADDITIONAL SHARES MAY HAVE THE EFFECT OF DILUTING THE INTEREST OF SHAREHOLDERS; OUR COMMON STOCK SHAREHOLDERS DO NOT HAVE PREEMPTIVE RIGHTS.
Any additional issuances of common stock by us from our authorized but unissued shares may have the effect of diluting the percentage interest of existing shareholders. The securities issued to raise funds may have rights, preferences or privileges that are senior to those of the holders of our other securities, including our common stock. The board of directors has the power to issue such shares without shareholder approval. We fully intend to issue additional common shares in order to raise capital to fund our business operations and growth objectives.

WE DO NOT ANTICIPATE PAYING DIVIDENDS TO COMMON STOCKHOLDERS IN THE FORESEEABLE FUTURE, WHICH MAKES INVESTMENT IN OUR STOCK SPECULATIVE OR RISKY.
We have not paid dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future. The board of directors has sole authority to declare dividends payable to our stockholders. The fact that we have not and do not plan to pay dividends indicates that we must use all of our funds generated by operations for reinvestment in our business activities. Investors also must evaluate an investment in PBI solely on the basis of anticipated capital gains.

LIMITED LIABILITY OF OUR EXECUTIVE OFFICERS AND DIRECTORS MAY DISCOURAGE SHAREHOLDERS FROM BRINGING A LAWSUIT AGAINST THEM.
Our Memorandum and Articles of Incorporation contain provisions that limit the liability of our directors for monetary damages and provide for indemnification of officers and directors. These provisions may discourage shareholders from bringing a lawsuit against officers and directors for breaches of fiduciary duty and may reduce the likelihood of derivative litigation against officers and directors even though such action, if successful, might otherwise have benefited the shareholders. In addition, a shareholder's investment in PBI may be adversely affected to the extent that we pay costs of settlement and damage awards against officers or directors pursuant to the indemnification provisions of the bylaw. The impact on a shareholder's investment in terms of the cost of defending a lawsuit may deter the shareholder from bringing suit against any of our officers or directors. We have been advised that the SEC takes the position that these article and bylaw provisions do not affect the liability of any director under applicable federal and state securities laws.

SINCE WE ARE A CANADIAN COMPANY AND MOST OF OUR ASSETS AND KEY PERSONNEL ARE LOCATED OUTSIDE THE UNITED STATES OF AMERICA, YOU MAY NOT BE ABLE TO ENFORCE ANY UNITED STATES JUDGMENT FOR CLAIMS YOU MAY BRING AGAINST US, OUR ASSETS, OUR KEY PERSONNEL OR THE EXPERTS NAMED IN THIS DOCUMENT.
We have been organized under the laws of Canada. Many of our assets are located outside the United States. In addition, a majority of the members of our board of directors and our officers and the experts named in this document are residents of countries other than the United States. As a result, it may be impossible for you to effect service of process within the United States upon us, or these persons or to enforce against us, or these persons any judgments in civil and commercial matters, including judgments under United States federal securities laws. In addition, a Canadian court may not permit you to bring an original action in Canada or to enforce in Canada a judgment of a U.S. court based upon civil liability provisions of U.S. federal securities laws.

RISK OF "PENNY STOCK"
The Company's common shares may be deemed to be "penny stock" as that term is defined in REGULATION Section "240.3a51-1" of the Securities Exchange Act of 1934 (the "ACT"). Penny stocks are stocks: (a) with a price of less than U.S. $5.00 per share; (b) that are not traded on a "recognized" national exchange; (c) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ - where listed stocks must still meet requirement (a) above); or (d) in issuers with net tangible assets of less than U.S. $2,000,000 (if the issuer has been in continuous operation for at least three years) or U.S. $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than U.S. $6,000,000 for the last three years.

Section "15(g)" of the United States SECURITIES EXCHANGE ACT OF 1934, as amended, and REGULATION Section "240.15g(c)2" of the ACT require broker dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common shares are urged to obtain and read such disclosure carefully before purchasing any common shares that are deemed to be "penny stock".

Moreover, REGULATION Section "240.15g-9" of the ACT requires broker dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker dealer to: (a) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (b) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (c) provide the investor with a written statement setting forth the basis on which the broker dealer made the determination in (ii) above; and (d) receive a signed and dated copy of such statement from the investor confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common shares to resell their common shares to third parties or to otherwise dispose of them.

FORWARD LOOKING STATEMENTS
This document contains forward-looking statements. We intend to identify forward-looking statements in this document using words such as "anticipates", "will", "believes", "plans", "expects", "future", "intends" or similar expressions. These statements are based on our beliefs as well as assumptions we made using information currently available to us. Because these statements reflect our current views concerning future events, these statements involve risks, uncertainties and assumptions. Actual future results may differ significantly from the results discussed in the forward-looking statements. Some, but not all, of the factors that may cause these differences include those discussed in the Risk Factors section. You should not place undue reliance on these forward-looking statements.

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
The Company changed its name again on May 2, 2005 to "Global Immune Technologies Inc." In addition, the Company increased its authorized share capital to an unlimited number of common shares without par value on March 23, 2005.

CORPORATE INFORMATION
The Company's business address and executive offices are located at TH - B - 1199 Marinaside Crescent, Vancouver, British Columbia, Canada, V6Z 2Y2. The Company's telephone number is (604) 351-9443. The Company's agent for service in Canada is Miles Alperstein Law Corporation, located at Suite 1450, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9, and who can be contacted at (604) 682-0701 or via facsimile at (604) 484-0044.

B. BUSINESS OVERVIEW

From its incorporation in 1985 until 1999, the Company has been engaged in the business of exploration of natural resource properties. During 2004 the Company disposed of its final interests in its natural resource properties. In early 1999 the Company initiated a search for other business opportunities culminating in May 1999 with the acquisition of the domain name ProSportsPool.com. In January 2000, the Company entered into an agreement with Internet Sports Network Inc. to develop and maintain a number of internet based games and contests. Internet Sports Network eventually developed "Fantasy Free for All" software and back end support for Nascar, Formula One, Cart series and Baseball and Hockey contests for ProSportsPool.com. The Company launched the ProSportsool.com website on March 1, 2000 with Formula 1 and NASCAR contests "Fantasy Free for All". The launch of the website was accompanied by a marketing campaign that included print, billboard, and internet-banner advertising. In March 21, 2000, the Company engaged Iceberg Media.com Inc. to provide three music channels - 1Groove.com, 2Kool4Radio.com and PrimeTicket.net - for the ProSportsPool.com website. The ProSportsPool.com website added a fantasy baseball contest, and an affiliation with Altavista.com on March 27, 2000. At the beginning of April 2000, the Company launched its internet based hockey contest and announced its inaugural contest winners in its auto-racing contests. The Company also announced it has become an authorized member of the Cnet.com affiliate network and formed similar affiliations with Chipshot.com, Wrenchead.com, Quokka.com and America Online.

To increase awareness of the ProSportspool.com website, the Company participated at the G.I. Joe 200 CART race in Portland, Oregon as well as the Toronto and Vancouver Indy races by appearing at a booth at the races signing up contestants and offering prizes to entrants. On January 15, 2001, due to the closing of Internet Sports Network Inc., which provided the technical architecture and sports data for the ProSportsPool.com's sports contests, the Company was forced to discontinue its sports-contest site.

During June 2001 and amended October, 2001 the Company entered into a letter of intent with Argent Resources Ltd., On-Track Computer Training Ltd., On-Track Computer International Ltd. and Lute Linux.com Corp. whereby Argent assigned its right to enter into a share exchange agreement with Lute who held the option to enter into a share exchange agreement with On-Track and On-Track International. In exchange for the assignment by Argent to the Company of the share exchange agreement entered into between Lute and Argent, the Company issued 2,000,000 shares and paid $50,000 to Argent.

During October 2001 the Company signed an agreement with Lute Linux.com Corp. including the exchange of Lute share purchase warrants for Company shares at a deemed value of $0.10 US per share, as to Russ Rossi (100,000 shares), RRGS Creative Management Corp. (2,400,000 shares) and Quest Ventures Ltd. (175,000 shares). The Company did not proceed with similar share purchase agreements with On-Track Computer Training Ltd. and On-Track Computer International Ltd. Lute focused its business development on its "Fedcam," an inexpensive remote monitoring system that allows subscribers to view their target locations via secure website. The Fedcam was being tested by the Canadian government's construction branch on its Osoyoos, British Columbia border crossing site into the United States. However, as of March 31, 2003, the Company ceased funding the Fedcam and the asset was written down to a nominal amount.

In June 2002 the Company entered into a letter of intent with Estwind Energy, a private power generation company incorporated in Estonia, whereby the Company intended to acquire all of the issued and outstanding shares of Estwind Energy. However, the Company decided against completing the share exchange agreement as the business of Estwind Energy was deemed to not be profitable.

In May 2003 the Company entered into a letter of intent with P-CE Computers, Inc., a private Nevada corporation engaged in the business of developing ergonomic multimedia-computer workstations. The Company decided against completing the share exchange agreement as due diligence indicated that the business of P-CE Computers, Inc. would not be profitable.

In September 2003 the Company entered into a letter of intent with TNR Resources Ltd. ("TNR"), a public British Columbia, Canada, corporation, to purchase a 50% working interest in TNR's Las Carachas property in Argentina. The Company did not pursue the option.

In February 2005 the Company entered an agreement to acquire the rights and interests in a drug, Trioxolane. The Company did not pursue or complete this acquisition.

Subsequently to March 31, 2005, the Company has agreed to purchase WSG Systems Inc., (“WSG”) its' business and assets from Global Lottery Corporation for the issuance of 100,000,000 shares of common stock. The assets of WSG include proprietary technology, software, its trade names and trademarks as those products pertain to the worldwide lottery industry and/or worldwide pari-mutual betting. The products are designed to be used by all entities in the industry for conducting lotteries and or pari-mutual betting, including corporations and/or governmental agencies representing countries, provinces, states, etc. to implement and/or to improve their lottery and/or pari-mutual betting systems. The Company has also committed to completing two financings totaling US$22million, subject to market conditions, to be used to manufacture and install lottery and/or pari-mutual betting systems currently under bid by WSG and predicated upon winning the bid.

CASH RESOURCES AND LIQUIDITY
As of March 31, 2005, the Company had $nil cash (2004 - $2,580) and a working capital deficiency of $448,962 (2004 - $659,963).

STATED BUSINESS OBJECTIVES
The Company is seeking appropriate business opportunities and will pursue the acquisition thereof as opportunities are identified.

PRINCIPAL PRODUCTS
None.

C. ORGANIZATIONAL STRUCTURE

The Company is not part of a group and has no subsidiaries at this time.

D. PROPERTY, PLANT AND EQUIPMENT

OFFICE SPACE
The Company is looking for suitable office space and expects to be re located October 1, 2005.

ITEM 5 -	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

The following discussion and analysis is based on and should be read in conjunction with the Company’s audited financial statements including the notes thereto and other financial information appearing elsewhere herein. The audited financial statements have been prepared using Canadian dollars and are presented in accordance with accounting principles generally accepted in Canada.

U.S. AND CANADIAN GAAP DIFFERENCES
The financial statements have been prepared in accordance with Canadian GAAP, which conform in all material respects with those of the US and are disclosed in note 3 to the audited financial statements of the Company for March 31, 2005 and 2004.

RESULTS OF OPERATIONS - YEAR TO YEAR COMPARISONS BETWEEN 2005 AND 2004
For the year ended March 31, 2005 the Company achieved sales revenues of $nil compared with sales revenues of $nil for the period ended March 31, 2004. The Company's net income for the year was $59,377 in 2005 compared to a loss of $(149,549) in 2004. Such increase in the net income was due primarily to the forgiveness of debt of $144,728 and the legal settlement for $165,000, where both occurrences are expected to be one time only and are not expected to occur normally in the due course of the Company’s business (2004 - $nil; 2003 - $nil). As of the year ended March 31, 2005, the Company had an accumulated stockholders’ deficiency of $(448,962). The current year’s contribution to the deficit was financed in part by the $309,728 in forgiveness of debts and legal settlement.

B. LIQUIDITY AND CAPITAL RESOURCES

YEAR ENDED MARCH 31, 2005 COMPARED WITH THE YEAR ENDED MARCH 31, 2004
The Company's total assets decreased from $159,361 in 2004 to $10,155 in 2005.

The Company's overall liabilities decreased from $667,700 in 2004 to $459,117 in 2005 largely as a result of the forgiveness of debt and legal settlement.

In 2005, the working capital deficiency decreased to $(448,962) from a deficiency of $(659,963) in 2004.

US GAAP VERSUS CANADIAN GAAP
Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures on prospective properties may be deferred until such time as it is determined that further exploration is not warranted, at which time the property costs are written-off. Under US GAAP, all exploration expenditures must be expensed until an independent feasibility study has determined that the property is capable of economic commercial production.

There were no property costs incurred or written off during the 2005 or 2004 fiscal year and accordingly the differences between the allowable US and Canadian GAAP treatments of property costs would result in no change in net loss under U.S. GAAP from that reported under Canadian GAAP.

LIQUIDITY AND CAPITAL RESOURCES
The Company faced increasing difficulty in trying to raise new equity financing to support operations. During 2005 and 2004, the Company did not raise any funds from equity or debt financing activities and accordingly all current operations have been funded from the pre-existing reserves of cash raised in previous fiscal years and from trade accounts payable and related party debt. The Company continues to use its best efforts to raise funds and expects that it will require $45,000 to cover its minimum expenses to March 31, 2006.

The Company has no residual capital commitment in respect to its discontinued operations and has no current capital commitments.

Subsequently to March 31, 2005, the Company has agreed to purchase WSG Systems Inc., (“WSG”) its' business and assets from Global Lottery Corporation for the issuance of 100,000,000 shares of common stock. The assets of WSG include proprietary technology, software, its trade names and trademarks as those products pertain to the worldwide lottery industry and/or worldwide pari-mutual betting. The products are designed to be used by all entities in the industry for conducting lotteries and or pari-mutual betting, including corporations and/or governmental agencies representing countries, provinces, states, etc. to implement and/or to improve their lottery and/or pari-mutual betting systems. The Company has also committed to completing two financings totaling US$22million, subject to market conditions, to be used to manufacture and install lottery and/or pari-mutual betting systems currently under bid by WSG and predicated upon winning the bid.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

During the year ended March 31, 2005 the Company incurred $nil in expenditures for research and development, patents and licenses. It is the goal of the Company to continually make enhancements and improvements to any products it may be developing. Costs incurred to make routine enhancements, improvements, design changes to existing products and trouble shooting in production will be excluded from research and development expenses.

D. TREND INFORMATION

See Item 4 B. Business Overview, Industry Overview

E. OFF-BALANCE SHEET ARRANGEMENTS

Not applicable

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Payments due (by period)
Contractual Obligations	Total		less than one year		1-3 years		3-5 years		more than 5 years
Long-term debt obligations	$	nil	$	nil	$	nil	$	nil	$	nil
Debentures	$	nil	$	nil	$	nil	$	nil	$	nil
Long-term accounts payable	$	nil	$	nil	$	nil	$	nil	$	nil
Contractual Commitments	$	nil	$	nil	$	nil	$	nil	$	nil
Retirement and severance indemnities	$	nil	$	nil		unknown		unknown		unknown

G. SAFE HARBOR

Forward-looking statements
This annual report contains forward-looking statements. We intend to identify forward-looking statements in this report using words such as "anticipates", "will", "believes", "plans", "expects", "future", "intends" or similar expressions. These statements are based on our beliefs as well as assumptions we made using information currently available to us. Because these statements reflect our current views concerning future events, these statements involve risks, uncertainties and assumptions. Actual future results may differ significantly from the results discussed in the forward-looking statements. Some, but not all, of the factors that may cause these differences include those discussed in the Risk Factors section. You should not place undue reliance on these forward-looking statements.

ITEM 6 -	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the name, age, and position of each Director and Executive Officer of Global Immune Technologies Inc:

NAME	AGE	POSITION

Donald L. Perks	53	President, acting CFO

Piers VanZiffle	58	Director

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

There are no arrangements or understandings between the directors and officers of Global Immune Technologies Inc. and any other person pursuant to which any director or officer was or is to be selected as a director or officer. In addition, there are no agreements or understandings for the officers or directors to resign at the request of another person and the above-named officers and directors are not acting on behalf of nor acting at the direction of any other person.

The following summary outlines the professional background of the directors and executive officers of the Company.

Donald Perks, President and acting CFO, is an independent businessman and is a self-employed Business Consultant. Mr. Perks founded Canada Pay Phone and was active in the success of that company from 1994 to 2001. He has been actively managing Global Immune Technologies Inc. since 2003.

Piers VanZiffle, Director, is an independent businessman and has been a self-employed Business Consultant for the past eight years.

SUMMARY OF TRANSITION OF BOARD OF DIRECTORS
Donald L. Perks: President/Director - elected at AGM September 17, 2003 - resigned May 9, 2005 - appointed August 15, 2005
Piers VanZiffle: Director - Appointed August 30, 2005

FORMER DIRECTORS
Dr. Stephen Herman: Chairman/Director - elected at AGM March 23, 2005 - resigned August 30, 2005
James Herman: President/CEO/Director - elected at AGM March 23, 2005 - resigned August 30,2005
Garth Jensen: CFO/Director - elected at AGM March 23, 2005 - resigned August 15, 2005
Dr. M.S. Amouzou: Treasurer/ Director - elected at AGM March 23, 2005 - resigned August 9, 2005
Dr. F. Quevedo: Director - elected at AGM March 23, 2005 - resigned August 9, 2005
Cindy Perks: Director - elected at AGM September 17, 2003 - not re-elected at 2004 AGM
Anna Marie Cain: Secretary/Director - elected at AGM September 17, 2003 - not re-elected at 2004 AGM
Jim Chapmen: Director - elected at AGM September 17, 2003 - not re-elected at 2004 AGM

There are no family relationships between any director or officer and any other director or officer except for Don and Cindy Perks, who are married.

AGGREGATE OWNERSHIP OF SECURITIES
There are presently nil common shares of the Company owned by the Directors, Officers and promoters of the Company.

OTHER REPORTING ISSUERS
The following Directors, Officers, promoters or other members of management of the Company have held a position as a director, officer, promoter or other member of management of other reporting issuers within the year prior to the date of this Annual Report: None

INDIVIDUAL BANKRUPTCIES
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

CONFLICTS OF INTEREST
Some of the Directors and Officers of the Company also serve as directors and/or officers of other companies and may be presented from time to time with situations or opportunities giving rise to apparent conflicts of interest which cannot be resolved by arm's length negotiations but only through exercise by the Directors and Officers of such judgment as is consistent with their fiduciary duties to the Company which arise under British Columbia and Canadian corporate law, especially insofar as taking advantage, directly or indirectly, of information or opportunities acquired in their capacities as Directors or Officers of the Company. All conflicts of interest will be resolved in accordance with the appropriate business corporation statute. Any transactions with Directors and Officers will be on terms consistent with industry standards and sound business practices in accordance with the fiduciary duties of those persons to the Company and, depending upon the magnitude of the transactions and the absence of any disinterested board members, may be submitted to the shareholders for their approval.

OTHER INFORMATION
There are no family relationships between any of the Directors or Officers of the Company. The approximate percentage of business time that each Director and Officer expects to devote to the Company's business is approximately 15% of the working day, or, as much time as is required.

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

Donald Perks - Mr. Perks was originally appointed the President of the Company on August 29, 2003 and currently is the President and acting Chief Financial Officer. The office of Secretary remained vacant at the date of this report.

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

The following table details the compensation paid to the Company's Named Executive Officers during the fiscal year ended March 31, 2005:
None

The Company anticipates that compensation will be provided by the Company during the Company's next financial year to certain of the Named Executive Officers of the Company and in conjunction with certain management and administrative services to be provided to the Company by such Named Executive Officers or their successors.

LONG TERM INCENTIVE PLANS - AWARDS IN MOST RECENTLY COMPLETED FINANCIAL YEAR
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

COMPENSATION OF THE COMPANY'S DIRECTORS
None

MANAGEMENT CONTRACTS
None

C. BOARD PRACTICES

The Board of Directors meets periodically to set policy and review the progress of the Company as well as review and approve budgets and expenditures.

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

D. EMPLOYEES

As of March 31, 2005 the Company had no full-time employees.

E. SHARE OWNERSHIP

DIRECTORS AND OFFICERS
The share ownership in the Company held directly or indirectly by the Directors and Executive Officers of the Company are as indicated in the table below:
None

PUBLIC AND INSIDER OWNERSHIP
As of March 31, 2005 the directors, officers and insiders of the Company hold an aggregate of nil common shares of the Company on a non-fully diluted basis, being 0% of the then issued and outstanding common shares of the Company, as opposed to the public owning an aggregate of 16,195,645 common shares of the Company, or 100% of the then issued and outstanding common shares of the Company.

ITEM 7 -	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

To the knowledge of management of the Company, as at March 31, 2005 the following parties beneficially own directly or indirectly or exercise control or direction over common shares carrying 5% or more of the voting rights attached to any class of voting securities of the Company:

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
(2) This information was provided to the Company by Pacific Corporate Trust Company, its registrar and transfer agent.

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

A. FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

The audited financial statements for the Company for the fiscal years ending March 31, 2005 and 2004 form a material part of this Annual Report. See Item "19" herein below.

B. SIGNIFICANT CHANGES

There have not been any significant changes in the Company since the date of the most recent interim financial statements other than those disclosed in this Annual Report.

ITEM 9 -	THE OFFERING AND LISTING

A. OFFER AND LISTING DETAILS

Not applicable - this Annual Report does not relate to any offering of the Company's shares.

B. PLAN OF DISTRIBUTION

Not applicable - this Annual Report does not relate to any offering of the Company's shares.

C. MARKETS

The Company's shares were traded on the Canadian Venture Exchange (now the TSX Venture Exchange) until May 11, 2001. In addition, the Company's shares have been quoted for trading on the NASD Over-the-Counter Bulletin Board (the "OTCBB") since February 6, 2001.

D. SELLING SHAREHOLDERS

Not applicable - this Annual Report does not relate to any offering of the Company's shares.

E. DILUTION

Not applicable - this Annual Report does not relate to any offering of the Company's shares.

F. EXPENSES OF THE ISSUE

Not applicable - this Annual Report does not relate to any offering of the Company's shares.

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

The Company's Articles of Association provide as follows:
15.1 A director who is, in any way, directly or indirectly, interested in a proposed contract or transaction with the Company or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a Director shall declare the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict with his duty and interest as a Director, as the case may be, in accordance with the provisions of the Company Act.

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

SHAREHOLDINGS OF DIRECTORS
The Company's Articles of Association provide as follows:
12.3 "A director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by the Company Act, to become or act as a Director."

RIGHTS, PREFERENCES AND RESTRICTIONS ATTACHING TO EACH CLASS OF SHARES
The common shares of the Company contain all the rights including:
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

NOTICE
Subject to the provisions of Sections "143" of the Act, every company
Is required to give its shareholders not less than 21 days' notice of any general meeting of the company, but those shareholders may waive or reduce the period of notice for a particular meeting by unanimous consent in writing.

QUORUM
Subject to the provisions of Section "144" of the Act, the Company's Articles of Association provide as follows:
"10.3 Save as herein otherwise provided a quorum shall be two persons present and being, or representing by proxy, members holding not less than one-twentieth of the issued shares entitled to be voted at the meeting. If there is only one member the quorum is one person present and being, or representing by proxy, such member. The Directors, the Secretary or, in his absence, an Assistant Secretary, and the solicitor of the Company shall be entitled to attend at any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he shall be a member or proxy holder entitled to vote thereat."

LIMITATIONS ON THE RIGHT TO OWN SECURITIES
There are no limits on the rights of non-residents or foreign shareholders to hold or exercise voting rights on the securities.

C. MATERIAL CONTRACTS

The only material contracts that the Company has entered into during the preceding two years are as described under the section captioned "Business Overview" under Item "4" hereinabove.

D. EXCHANGE CONTROLS

There is no law or government decree or regulation in Canada that restricts the export or import of capital, or that affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. See the section captioned "Taxation" herein below.

There is no limitation imposed by Canadian law or by the Articles of Association or other charter documents of the Company on the right of a non-resident to hold or vote common shares of the Company, other than as provided in the INVESTMENT CANADA ACT (Canada), as amended (the "INVESTMENT ACT").

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is a "non-Canadian" as defined in the Investment Act, unless, after review the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. If an investment by a non-Canadian is not a reviewable investment, it nevertheless requires the filing of a short notice given at any time up to 30 days after the implementation of the investment.

An investment in common shares of the Company by a non-Canadian that is a "WTO INVESTOR" (an individual or other entity that is a national of, or has the right of permanent residence in, a member of the World Trade Organization, current members of which include the European Community, Germany, Japan, Mexico, the United Kingdom and the United States, or a WTO investor-controlled entity, as defined in the Investment Act) would be reviewable under the Investment Act if it were an investment to acquire direct control, through a purchase of assets or voting interests, of the Company and the value of the assets of the Company equaled or exceeded $218 million, the threshold established for 2001, as indicated on the financial statements of the Company for its fiscal year immediately preceding the implementation of the investment. In subsequent years, such threshold amount may be increased or decreased in accordance with the provisions of the Investment Act.

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

E. TAXATION
The following comments summarizes the material Canadian Federal Income Tax consequences for a shareholder of the Company who is a non-resident of Canada and who is a resident of the United States. These comments are intended to provide only a brief outline and are not a substitute for advice from a shareholder's own tax advisor for the specific tax consequences to them as a result of their individual circumstances. They do not anticipate statutory or regulatory amendments. There is a reciprocal tax treaty between the United States and Canada.

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

Revenue Canada has indicated that it considers the protection of the Convention with respect to capital gains extends to a "deemed disposition" under the Tax Act, including the "deemed disposition" arising from the death of a taxpayer.

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

Not applicable.

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

A. DEBT SECURITIES

Not applicable

B. WARRANTS AND RIGHTS

Not applicable

C. OTHER SECURITIES

Not applicable

D. AMERICAN DEPOSITARY SHARES

Not applicable

PART II

ITEM 13 -	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A. and B.

Not applicable.

ITEM 14 -	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A., B., C., D. and E.

Not applicable.

ITEM 15 -	CONTROLS AND PROCEDURES

A. EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The term "disclosure controls and procedures" (defined in Rule 13a-15(c) and 15d-15(c)) refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files under the Securities and Exchange Act of 1934 (the "Exchange Act") is recorded, processed, summarized and reported within required time periods. The Company's President, who also serves as the Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by the report and they concluded that, as of such date, the Company's controls and procedures were effective.

B. CHANGE IN INTERNAL CONTROLS

The Company maintains a system of internal accounting controls that are designed to provide reasonable assurance that its books and records accurately reflect its transactions and that established policies and procedures are followed.

There were no significant changes in internal controls or in other factors of the Company that could significantly affect these controls subsequent to the date of their evaluation and up to the filing date of this Annual Report on Form 20-F. There were no significant deficiencies or material weaknesses, and therefore no corrective actions were taken or may occur and not be detected.

ITEM 16 -	RESERVED

ITEM 16A -	AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not yet have an audit committee financial expert. The Company is in the formative stage and has focused its requirements on business and management for its board of directors. The Company intends to appoint a financial expert once commercial operations commence.

ITEM 16B -	CODE OF ETHICS

Currently, the Company has not adopted a Code of Ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, as the Company has been fairly inactive over the last fiscal year.

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

A. AUDIT FEES

During the fiscal year ended March 31, 2005, the Company paid $17,582 in fees to its principal independent accountant for professional services rendered in connection with the audit of the Company's financial statements for the fiscal year ended March 31, 2004 and for the six months ended September 30, 2004.

During the fiscal year ended March 31, 2004, the Company paid approximately $58,000 in fees to its principal independent accountant for professional services rendered in connection with the audit of the Company's financial statements for the fiscal year ended March 31, 2003.

B. AUDIT-RELATED FEES

During the fiscal years ended March 31, 2005 and 2004 the Company did not incur or pay any fees for assurance or related services rendered by its principal independent accountant that are reasonably related to the performance of the audit or review of the Company's financial statements that are not reported in the section captioned "Audit Fees" herein above.

C. TAX FEES

During the fiscal years ended March 31, 2005 and 2004, the Company did not incur or pay any fees for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.

D. ALL OTHER FEES

During the fiscal years ended March 31, 2005 and 2004, the Company did not incur or pay any other fees for products or services provided by the principal independent accountant, other than the services reported in the sections captioned "Audit Fee", "Audit-Related Fees", or "Tax Fees" hereinabove.

ITEM 16D -	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E -	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

PART III

ITEM 17 -	FINANCIAL STATEMENTS

Not applicable

ITEM 18 -	FINANCIAL STATEMENTS

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

With respect to escrow shares: in Canada, when escrow shares are issued at nominal prices and are released from escrow no compensation expense is recorded whereas in the US, such release triggers a compensation which affects the compensation expense and the share capital.

With respect to the weighted average outstanding shares for loss per share calculations: in Canada, the weighted average outstanding shares include escrow shares issued but not released, whereas in the US, the escrow shares do not enter into the calculation until released from escrow.

With respect to resource property costs: in Canada all exploration costs for properties to which a company retains title and continues exploration work are capitalized and put on the balance sheet whereas in the US such costs are expensed annually unless there is an engineering report on hand which will determine a net realizable value to justify the capitalization.

The audited financial statements for the Company for March 31, 2005 and 2004 are attached hereto and form a material part of this Annual Report.

ITEM 19 -	EXHIBITS

A. FINANCIAL STATEMENTS

This Annual Report contains the following financial statements and information respecting the Company:

Report of independent registered public accounting firm on the Company's financial statements for the year ended March 31, 2005;

Report of independent registered public accounting firm on the Company's financial statements for the year ended March 31, 2004;

Balance Sheet at March 31, 2005 and 2004

Statements of Operations and Deficit for the Company for the years ended March 31, 2005 and 2004;

Statements of Cash Flows for the Company for the year ended March 31, 2005 and 2004; and

Notes to Financial Statements March 31, 2005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders of
Global Immune Technologies Inc.
(formerly Secureview Systems Inc.)

We have audited the balance sheet of Global Immune Technologies Inc., as at March 31, 2005 and the statements of operations and deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2005 and the results of its operations and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

"Smythe Ratcliffe"
Chartered Accountants

Vancouver, Canada
October 11, 2005

Comments by Auditor for US Readers on Canada-US Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 2 to the financial statements.

Our report to the shareholders dated October 11, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

"Smythe Ratcliffe"
Chartered Accountants

Vancouver, Canada
October 11, 2005

AUDITORS' REPORT
To the Shareholders of Secureview Systems Inc.

We have audited the consolidated balance sheet of Secureview Systems Inc. as at March 31, 2004 and the consolidated statements of deficit, operations and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at March 31, 2003 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated August 14, 2003.

"SF PARTNERSHIP, LLP"
Toronto, Canada CHARTERED ACCOUNTANTS
December 8, 2004

GLOBAL IMMUNE TECHNOLOGIES INC.
(formerly SECUREVIEW SYSTEMS INC.)
Balance Sheets
March 31
(Stated in Canadian Dollars)
	2005	2004
ASSETS
Current
Cash	$-	$2,580
GST receivable	10,155	5,157

	10,155	7,737
Equipment (note 4)	-	1,623

Receivable from related party (note 5)	-	150,000

Goodwill (note 6)	-	1

	$10,155	$159,361

LIABILITIES
Current
Accounts payable and accrued liabilities	$216,861	$298,985
Loans payable (note 7)	-	337,745
Due to Director (note 8)	36,170	30,970
Due to Arcas Corporate Management Ltd. (note 9)	206,086	-

	459,117	667,700
SHAREHOLDERS' DEFICIENCY

Capital Stock (note 10)	4,980,523	4,980,523

Deficit	(5,429,485)	(5,488,862)

	(448,962)	(508,339)

	$10,155	$159,361

On behalf of the Board:

“Don Perks”, Director	“Piers VanZiffle”, Director

(See accompanying notes to the financial statements)

GLOBAL IMMUNE TECHNOLOGIES INC.
(formerly SECUREVIEW SYSTEMS INC.)
Statement of Operations and Deficit
Years Ended March 31
(Stated in Canadian Dollars)
	2005	2004
Expenses
Professional fees	$86,433	$135,478
Consulting	-	59,664
Transfer agent and filing fees	10,344	35,282
Travel	-	25,816
General and administration	-	14,402
Trust and filing fees	1,011	10,714
Salaries and benefits	-	10,500
Interest and bank charges	140	5,347
Investor relations	800	2,213
Amortization	-	132

Loss Before the Undernoted	(98,728)	(299,548)

Forgiveness of debt (note 13)	144,728	-
Legal settlement (note 13)	165,000	-
Write off of loan (note 5)	(150,000)	-
Write off of equipment	(1,623)	-
	158,105	-

Income (Loss) from Operations	59,377	(299,548)

Gain from Sale of Mineral Rights	-	149,999

Net Income (Loss) for Year	59,377	(149,549)

Deficit, Beginning of Year	(5,488,862)	(5,339,313)

Deficit, End of Year	$(5,429,485)	$(5,488,862)

Basic and Fully Diluted Income (Loss) per Share	$0.01	$(0.01)

Loss per Share from Operations	$(0.00)	$(0.02)

Income per Share from Debt Recoveries (2004 - Sale of Mineral Rights)	$0.01	$0.01

Weighted Average Number of Shares Outstanding - Basic and Diluted	16,195,642	14,995,642

(See accompanying notes to the financial statements)

GLOBAL IMMUNE TECHNOLOGIES INC.
(formerly SECUREVIEW SYSTEMS INC.)
Statements of Cash Flow
Years Ended March 31, 2005 and 2004
(Stated in Canadian Dollars)
	2005	2004
Cash Flows from Operating Activities
Net income (loss)	$59,377	$(149,549)
Adjustments for:
Amortization	1,623	132
Gain on sale of mineral rights	-	(149,999)

	61,000	(299,416)
Changes in non-cash working capital
GST receivable	(4,998)	(3,470)
Accounts payable and accrued charges	(82,123)	162,632
Receivable from related party	150,000	-

Non-cash transactions
Common shares issued as repayment of accounts payable	-	75,000

Net Cash Provided by (Applied to) Operations	123,879	(65,254)

Cash Flows From Financing Activities
Loans payable	(337,745)	212,745
Due to director	5,200	30,970
Due to Arcas Corporate Management Ltd.	206,086	(176,193)

Net Cash (Used in) Provided by Financing Activities	(126,459)	67,522

Increase (Decrease) in Cash	(2,580)	2,268

Cash - beginning of year	2,580	312

Cash - end of year	$-	$2,580

Supplemental Cash Flow Information
Interest paid	$-	$-

Income taxes paid	$-	$-

Shares issued for non-cash consideration:
Settlement of accounts payable	$-	$75,000

(See accompanying notes to the financial statements)

GLOBAL IMMUNE TECHNOLOGIES INC.
(formerly SECUREVIEW SYSTEMS INC.)
Notes to the Financial Statements
March 31, 2005

1.	Nature of Operations

Effective May 2, 2005 the Company changed its name to Global Immune Technologies Inc.

Subsequently to March 31, 2005, the Company has agreed to purchase WSG Systems Inc., (“WSG”) its' business and assets from Global Lottery Corporation for the issuance of 100,000,000 shares of common stock. The assets of WSG include proprietary technology, software, its trade names and trademarks as those products pertain to the worldwide lottery industry and/or worldwide pari-mutual betting. The products are designed to be used by all entities in the industry for conducting lotteries and or pari-mutual betting, including corporations and/or governmental agencies representing countries, provinces, states, etc. to implement and/or to improve their lottery and/or pari-mutual betting systems. The Company has also committed to completing two financings totaling US$22million to be used to manufacture and install lottery and/or pari-mutual betting systems currently under bid by WSG and predicated upon winning the bid. The Company intends to pursue the worldwide marketing of the WSG proprietary technology.

Previously announced negotiations to acquire the rights to and interest in the drug Trioxolane have been terminated after conducting due diligence on the proposed acquisition.

The Company has written off its interest in a software development, training and consulting company, Lute Linux.com ("Lute"). Prior to Lute, the Company's business was the operation of an internet sports contest website, Prosportspool.com, and prior to that the Company's primary activities had been in the acquisition and exploration of resource properties. The Company is no longer active in any of these areas and in prior years sold its interest in all mineral claims.

2.	Going Concern Assumption

The Company's financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has experienced recurring operating losses, has an accumulated shareholders’ deficiency of $5,429,485, has negative cash flows from operations and has negative working capital of $448,962, all of which raises substantial doubt as to its ability to continue as a going concern.

The Company's ability to continue as a going concern is contingent upon its ability to secure satisfactory financing arrangements to meet its obligations as they become due.

Management is pursuing options to acquire an operating entity that will provide cash flows to finance operations of the Company. The Company has also entered into negotiations with its creditors to satisfy its obligations by the issuance of common shares. Although the Company plans to pursue these options, there can be no assurance that the Company will be able to complete the desired transactions and obtain financing when needed or obtain such on terms satisfactory to the Company, if at all.

GLOBAL IMMUNE TECHNOLOGIES INC.
(formerly SECUREVIEW SYSTEMS INC.)
Notes to the Financial Statements
March 31, 2005

3.	Significant Accounting Policies

The accounting policies of the Company are in accordance with accounting principles generally accepted in Canada and their basis of application is consistent with that of the previous year. Outlined below are those policies considered particularly significant:

a)	Unit of Measurement

Canadian currency is the unit of measurement in these financial statements.

b)	Principles of Consolidation

The Company accounts for its significant investments, where the Company owns outright or controls the investment, on the consolidation basis. All significant inter company transactions and balances are eliminated on consolidation.

c)	Use of Estimates

Preparation of financial statements in accordance with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements. These estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. Actual results may ultimately differ from estimates, although management does not believe such changes will materially affect the financial statements in any individual year.

d)	Equipment

Equipment is stated at cost. Amortization is based on the estimated useful lives of the assets. Additions during the year are amortized at half the normal rate.

e)	Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the estimated tax recoverable or payable which would arise if assets and liabilities were recovered and settled at the financial statement carrying amounts. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Changes to these balances are recognized in income in the period in which they occur. The amount of future income tax assets recognized is limited to the amount that is likely to be realized.

f)	Impairment of Assets

The Company monitors the recoverability of long-lived assets including equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company reviews factors such as market value, future assets utilization and business climate and, when such indicators exist, compares the carrying value of the assets to the future undiscounted cash flows expected to result from the use of the related asset. If such cash flows are less than the carrying value, the impairment charge to be recognized equals the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is generally measured equal to the estimated future undiscounted net cash flows from the asset or assets.

GLOBAL IMMUNE TECHNOLOGIES INC
(formerly SECUREVIEW SYSTEMS INC.)
Notes to the Financial Statements
March 31, 2005

3.	Significant Accounting Policies (cont'd)

g)	Financial Instruments

The carrying amount of accounts payable and accrued liabilities, loans payable, due to director and due to Arcas Corporate Management Ltd. approximate their aggregate fair value due to the relatively short term maturity of these instruments.

h)	Stock-Based Compensation

Effective April 1, 2002, the Company adopted Section 3870 of the Canadian Institute of Chartered Accountants Handbook, "Stock-based Compensation and Other Stock-based Payments". Under the standard, payments to non-employees and to employees that are direct awards of stock, that call for settlement in cash or other assets, or that are stock appreciation rights which call for settlement by the issuance of equity instruments, are accounted for using the fair value method and are included in operations, with an offset to contributed surplus. No compensation expense is recorded for all other non-cash stock-based employee compensation awards.

Prior to adoption of the standard, no compensation expense was calculated, recorded or otherwise disclosed for the Company's stock-based incentive plans when options were granted. Any consideration paid by those exercising stock options was, and continues to be, credited to share capital upon receipt.

The recommendations are applied prospectively. The adoption of this standard has resulted in no changes to amounts previously reported. As the Company has issued no stock options in the current year, there is no impact on these financial statements.

i)	Loss Per Share

The loss per share is calculated by dividing the loss applicable to the common shares by the weighted average number of shares outstanding during the year. Fully diluted loss per share is calculated using the treasury stock method and reflects the potential dilution by including stock options and contingently issuable shares, in the weighted average number of common shares outstanding for the year, if dilutive.

4.	Equipment

		2005		2004
	Cost	Accumulated Amortization and Write Down	Cost	Accumulated Amortization

Computer equipment	$5,592	$5,592	$5,592	$3,969

Net carrying amount		$-		$1,623

GLOBAL IMMUNE TECHNOLOGIES INC.
(formerly SECUREVIEW SYSTEMS INC.)
Notes to the Financial Statements
March 31, 2005

5.	Receivable From Related Party

The receivable was due from a former director of the Company and is unsecured, non-interest bearing and has no fixed terms for repayment.

During the year ended March 31, 2004 a former director of the Company purchased the Company's sole mineral resource property for $150,000. The receivable was assigned to a company wholly-owned by the former director. Collection is doubtful and the balance due has been fully allowed for at March 31, 2005.

6.	Goodwill

On October 24, 2001, the Company issued 4,675,000 common shares for 100% of the issued and outstanding common shares of Lute. The fair value of Lute exceeded the net identifiable assets acquired at that time by $201,696. In 2002, due to impairment in the fair market value of the assets of Lute, the Company wrote down the goodwill to $1 and wrote off the $1 during the year ended March 31, 2005.

7.	Loans Payable

	2005	2004
Torq Media Corporation	$-	$125,000
Gary Schellenberg (former Director)	-	42,610
519820 B.C. Ltd.	-	107,935
Coast Mountain Geological Ltd.	-	62,200

	$-	$337,745

The Company borrowed from Quest Ventures Ltd, $140,300 under promissory notes bearing interest at effective rates of 12% and 12.68% per annum, of which $15,300 was repaid prior to March 31, 2002 by the issuance of 400,000 common shares. On April 21, 2004 the debt was assigned to Torq Media Corporation (formerly On-Track Learning Systems Ltd.). The Torq Media Corporation loan was unsecured and due on demand. The loans payable to Gary Schellenberg, 519820 B.C. Ltd, and Coast Mountain Geological Ltd. were unsecured, non-interest bearing and without fixed terms for repayment. In 2004 the loans payable to Gary Schellenberg, 519820 B.C. Ltd. and Coast Mountain were re-classified as Gary Schellenberg and his associated companies were no longer related to the Company. Subsequently this loan was forgiven as disclosed in note 13.

8.	Due to Director

The amount due to director is unsecured, non-interest bearing and has no fixed terms for repayment.

9.	Due to Arcas Corporate Management Ltd. (“Arcas”)

The amount due to Arcas is non-interest bearing and has no fixed terms for repayment. The loan is not secured and is convertible to common shares of the Company at $0.10 per share.

GLOBAL IMMUNE TECHNOLOGIES INC.
(formerly SECUREVIEW SYSTEMS INC.)
Notes to the Financial Statements
March 31, 2005

10.	Capital Stock

Authorized
 In May 2005 the Company altered its authorized capital stock from 100,000,000 common shares to an unlimited number of common shares without par value

	2005	2004
Issued common shares
16,195,642	$4,980,523	$4,980,523

Subsequently to March 31, 2005 the Company issued 100,000,000 common shares into escrow in connection with the proposed acquisition of the rights to and interest in the drug Trioxolane. The acquisition did not proceed and the 100million shares are held in escrow subject to the direction of the Company. The Company anticipates releasing the 100million shares pursuant to the acquisition of WSG. (note 1)

Warrants At March 31, 2005, the Company had outstanding warrants to purchase 2,500,000 shares of the Company's common shares at a price of $0.03 per share. The warrants became exercisable in 2004 and expire at various dates through 2007. At March 31, 2005, 2,500,000 shares of common stock were reserved for that purpose.

Stock Options Under the Company's stock option plan, the Company may grant options to employees, officers, and directors for the purchase of its common stock from treasury. The aggregate number of shares so reserved for issuance shall not exceed 10% of the issued and outstanding shares, and the aggregate number of shares so reserved for issuance to any one individual shall not exceed 5% of the issued and outstanding shares. Under the plan, options are exercisable upon issuance and an option's maximum term is five years.
	2005	2004
Outstanding and exercisable, beginning of year	427,729	427,729
Cancelled during year	(427,729)	-
Outstanding and exercisable, end of year	-	427,729

In January 2002, the Company granted 427,729 stock options, with an exercise price of $0.10 per share and a maturity date of January 21, 2007. To date, none of these options have been exercised, the optionees have left the Company, and the options have been cancelled.

11.	Income Taxes

The components of the future income tax asset at March 31, 2005 and 2004 were as follows:

Future Tax Assets	2005	2004
Non-capital loss carry forward	$676,400	$772,520
Valuation allowance	(676,400)	(772,520)

Net Future Tax Assets	$-	$-

GLOBAL IMMUNE TECHNOLOGIES INC.
(formerly SECUREVIEW SYSTEMS INC.)
Notes to the Financial Statements
March 31, 2005

11.	Income Taxes (cont’d)

The Company has accumulated operating losses for income tax purposes of approximately $1,900,000 which may be carried forward to reduce taxable income of future years. The potential tax benefit of these losses has not been reflected in the financial statements as it is more likely than not that these losses will not be utilized. They will expire at various dates to March 31, 2014.

The Company has a statutory tax rate of approximately 35.6% to income before taxes.

12.	Related Party Transactions

During the current fiscal year, directors and companies with common directors received $nil (2004 - $30,000 and 2003 - $82,181) for consulting, administrative, rent, office, shareholder relations and management services.

These transactions were in the normal course of business and recorded at an exchange value established and agreed upon by the above mentioned parties, which approximates fair market value.

13.	Other Events

a) Debt Forgiveness

During 2004 the Company was named as a defendant in a lawsuit initiated by one of its creditors for failure to honor repayment of a $125,000 loan and accrued interest to Torq Media Corporation (note 7) who filed a statement of claim on May 6, 2004. In September 2004 Torq Media Corporation signed a settlement agreement releasing Secureview Systems Inc. of any obligations arising from the loan. The forgiveness of debt is reported in the 2005 fiscal year. Forgiveness of debt of $144,728 includes $19,728 of accounts payable with other unrelated creditors.

b) Settlement of Debt

The Company received a settlement of certain issues for $80,000 in cash plus stock valued at $85,000.

Loans owing by the Company were settled in a court case whereby $212,000 in loans payable and other payables were assigned to Arcas (note 9) net of the $85,000 stock settlement.

c) Other Settlements

In a separate legal proceeding the Company was named as a defendant by one of its creditors for unpaid legal fees totaling $69,728. In an agreement dated November 30, 2004 the creditor agreed to settle for a cash payment of $50,000 and 20,000 common shares in Secureview Systems Inc. The Company is obliged to pay down the liability through a series of scheduled repayments. The settlement is secured by 400,000 common shares of the Company and is being held in trust until the liability is paid down in full at which time the shares will be returned to the Company.

In another settlement dated October 26, 2004 (not subject to litigation) the Company assigned a creditor liability of $28,696 to a third party and in return the Company agreed to issue common shares. The number of common shares to be issued has not been determined as of the date of this audit report.

14.	Differences Between Canadian and United States Generally Accepted Accounting Principles (Canadian “GAAP” and US “GAAP”)

There are no significant differences in the accounting policies followed by the Company under Canadian GAAP and those that would be followed under US GAAP. In all material respects, these financial statements conform with US GAAP.

B. EXHIBITS

Exhibit 12	Section 302 Certification
Exhibit 13	Section 906 Certification

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Global Immune Technologies Inc.

By: /s/
Name: Don Perks
Title: President, CEO and director

Date: September 30, 2005